
13003429



Bottomline Technologies

2013 Annual Report

Dear Fellow Investor,

Fiscal 2013 was a very good year for Bottomline. During the year we executed against our long-term strategic plan while driving record revenues, subscription and transaction revenues, core operating income and adjusted EBITDA. We continued our investment in innovation and market leading cloud-based solutions. The steps we took in fiscal 2013 will enable us to better serve our customers, extend our leadership in the markets we serve, grow our business and drive increased stockholder value in the years to come.

We continued to produce record financial results in fiscal 2013. For the year, revenues grew 14% to $254.8 million, with subscription and transaction revenues of $118 million, an increase of 39% from the prior year. Adjusted EBITDA and core operating income were both strong at $49.5 million and $42.7 million, respectively, and core EPS was a record $1.26 for the year. Our balance sheet and cash flow remained exceptionally strong, with $41.6 million of cash generated from operations.

Some of the major business objectives we achieved and highlights during fiscal 2013 were:

- We accelerated our transition of our banking business to the cloud by adding new subscription customers, several of which were key takeaways from competitors. Today, our best-in-class banking solutions help over 450 banks attract new customers, retain existing customers, drive revenue growth and increase profitability by delivering innovative cash management applications to their corporate customers. We continue to see this market as a significant growth opportunity for Bottomline.
- We signed 29 new customers to our legal spend management offerings, including one of the largest property and casualty insurers in the US. We expect to extend our leadership position in this market, as during the year we worked with our customers to develop a next generation legal spend management platform providing an increased competitive advantage.
- We continue to believe Paymode-X, our business to business settlement network, has the potential to fundamentally change the way businesses pay each other. During the year we grew the network to over 200,000 vendors, strengthening its position as the largest and fastest growing network of its type. We were particularly pleased with the activity from the new bank channels we signed to resell Paymode-X. These banks have been aggressively marketing the solution to their corporate customers broadening our distribution and accelerating the adoption of this innovative technology. We are in the early stages of executing against a very large opportunity and we are excited about the continued progress we are making.
- Driven by the principle that great products drive great companies, we continued our focus on developing innovative, intuitive solutions for the markets we serve in order to enhance the customer experience our solutions provide.
- Finally, we raised $167 million in a convertible debt offering, which provided additional capital for growth acquisitions at very attractive rates.

We see tremendous potential in each of our focus areas and our business generally and accordingly we remain very optimistic about our company's future. Through continued technology innovation, a focus on delivering exceptional value to customers and an extremely talented and dedicated team, we will capitalize on the significant opportunities in front of us.

I'd like to thank all of our global customers and business partners for their continued trust and support. I'd also like to thank all our employees throughout the world, whose focus on delighting our customers makes Bottomline a great place to work and an outstanding company to do business with.

Finally, to all of you, our shareholders, we extend our sincere appreciation for your confidence in Bottomline Technologies.

Robert A. Eberle
President and Chief Executive Officer


Revenue
14% Y/Y Growth
118
131
138
158
189
224
255
FY07 FY08 FY09 FY10 FY11 FY12 FY13
Subscription & Transaction Revenue
39% Y/Y Growth
27
30
31
41
55
85
118
Operating Income
38% CAGR
6
13
15
29
37
40
43
Adjusted EBITDA
32% CAGR
9
16
19
34
42
46
50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 0-25259

BOTTOMLINE TECHNOLOGIES (de), INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware **(State or Other Jurisdiction of Incorporation or Organization)**	**02-0433294** **(I.R.S. Employer Identification No.)**
325 Corporate Drive **Portsmouth, New Hampshire** **(Address of Principal Executive Offices)**	**03801** **(Zip Code)**

Registrant's telephone number, including area code: (603) 436-0700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, $.001 par value per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the last sale price of the registrant's common stock at the close of business on December 31, 2012 was $966,001,358 (reference is made to Part II, Item 5 herein for a statement of assumptions upon which this calculation is based). The registrant has no non-voting stock.

There were 38,053,309 shares of common stock, $.001 par value per share, of the registrant outstanding as of August 20, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III (except for information required with respect to our executive officers, which is set forth under "Part I—Executive Officers and Other Key Employees of the Registrant") have been omitted from this report, as we expect to file with the Securities and Exchange Commission, not later than 120 days after the close of our fiscal year ended June 30, 2013, a definitive proxy statement for our 2013 annual meeting of stockholders. The information required by Items 10, 11, 12, 13 and 14 of Part III of this report, which will appear in our definitive proxy statement, is incorporated by reference into this report.

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Any statements (including statements to the effect that we believe, expect, anticipate, plan and similar expressions) that are not statements relating to historical matters should be considered forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements as a result of numerous important factors, including those discussed in Item 1A. Risk Factors.

Item 1. *Business.*

Our Company

We provide cloud-based payment, invoice and banking solutions to banks, corporations, insurance companies and financial institutions around the world. Our solutions are used to streamline, automate and manage processes and transactions involving global payments, cash management, invoice receipt and approval, collections, risk mitigation, document management, reporting and document archive. We offer hosted or Software as a Service (SaaS) solutions, as well as software designed to run on-site at the customer's location. Historically our software was sold predominantly on a perpetual license basis. However, a growing portion of our offerings are being sold as SaaS-based solutions and paid for on a subscription and transaction basis.

We operate a cloud-based network that facilitates the exchange of electronic payments and invoices between buyers and their suppliers. We offer hosted and on-premise solutions that banks use to provide cash management and treasury capabilities to their business customers, as well as SWIFT financial messaging services for banks and corporations around the world. We offer legal spend management solutions that automate receipt and review of legal invoices for insurance companies and other large corporate consumers of outside legal services. Our corporate customers rely on our solutions to automate their payment and accounts payable processes and to streamline and manage the production and retention of electronic documents. Our document automation solutions are used by organizations to automate paper-intensive processes for the generation of transactional and supply chain documents.

Our solutions complement, leverage and extend our customers' existing information systems, accounting applications and banking relationships and can be deployed quickly and efficiently. To help our customers receive the maximum value from our products and meet their specific business requirements, we also provide professional services for installation, training, consulting and product enhancement.

Bottomline was originally organized as a New Hampshire corporation in 1989 and was reincorporated as a Delaware corporation in August 1997. We maintain our corporate headquarters in Portsmouth, New Hampshire and our international headquarters in Reading, England. We maintain a website at www.bottomline.com. Our website includes links to our Code of Business Conduct and Ethics, and our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee charters. We are not including the information contained in our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practical after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (SEC).

Unless the context requires otherwise, references to we, us, our, Bottomline and the Company refer to Bottomline Technologies (de), Inc. and its subsidiaries.

Our Strategy

Our objective is to be the leading global provider of business-to-business payment, invoice and document automation software solutions and services. Key elements of our strategy include the following:

- moving, over time, more of our solutions to a cloud-based model which provides ease of deployment and efficiency for our customers and increased recurring revenue to us;
- providing solutions which enable banks of all sizes to offer their business customers leading cash management and treasury capabilities;
- continuing to add customers and functionality to our growing Paymode-X and legal spend management networks;
- providing technology that is innovative, feature-rich and market leading that provides an optimal user experience;
- attracting and retaining exceptional industry and management talent who have experience in our markets and the capability to grow our business;
- continuing to develop and broaden strategic relationships that enhance our global position; and
- pursuing strategic acquisitions that expand our geographical footprint or extend our product functionality.

Our Products and Services

Banking Solutions

We offer commercial payments, cash management and online banking solutions to financial institutions, including banks and credit unions. Our banking solutions enable banks of all sizes to offer their customers a host of capabilities including ACH and BACS payments, wires, international payments, check production, balance and information reporting and other features that facilitate enterprise-wide cash management and interaction with their business customers. Our solutions allow our bank customers to compete across a full range of client segments from small business to multi-nationals. These solutions feature an intuitive user interface designed to simplify all aspects of cash management for customers of all sizes and sophistication.

Legal Spend Management

Our legal spend management solutions integrate with claims management and time and billing systems to automate legal invoice management processes and to provide insight into all areas of a company's outside legal spend. The combination of automated invoice routing and a sophisticated rules engine allows corporate legal and insurance claims departments to create more efficient processes for managing invoices generated by outside law firms and other service providers, while offering insight into important legal spend factors including expense monitoring and outside counsel performance.

Settlement Network Solution

Paymode-X is a leading business-to-business electronic settlement network. The solution accelerates corporations' transition from paper to electronic transactions, helping them streamline processes, reduce costs and optimize working capital. With more than 230,000 enrolled vendors, new Paymode-X customers gain immediate benefits because many of their suppliers are already part of the Paymode-X network. Paymode-X functionality includes electronic payments, online access to purchase orders, invoices, remittance detail, comprehensive workflow, and turnkey vendor enrollment and support.

Payment and Document Automation

The payments automation capabilities inherent in our WebSeries and C-Series solutions can generate a wide variety of domestic and international payment instructions along with consolidated bank reporting of cash activity. Our solutions can reduce administrative expenses and strengthen compliance and anti-fraud controls. Users are able to gather and access data via the Web on payment and bank account information, including account totals and detailed transaction data, providing improved workflow, financial reporting and bank communications.

To help augment financial document workflow and delivery, we also offer a number of solutions built on our Transform platform for automating a wide variety of business documents and supply chain processes as well as related Web-based delivery and document archive. Our products offer advanced design, output formatting and delivery capabilities to replace paper-based forms.

Healthcare Solutions

Our solutions for advanced forms management (Transform for Healthcare and MedEx), mobile documentation (Logical Ink) and payments allow healthcare organizations to improve business efficiencies, reduce costs and improve care quality. Leveraging our extensive experience optimizing document-driven processes, our solutions are increasingly being applied across the acute care hospital enterprise, accelerating the paper-to-electronic transition while helping our customers streamline data flows and, ultimately, capture more revenue. Our products integrate with a customer's other critical information systems helping to fill process gaps between financial, clinical and administrative systems.

SWIFT Solutions

Our SWIFT Access Service makes it easy to connect to the SWIFT network where corporations can exchange financial information including payment instructions, cash reporting and other messages related to financial transactions with their banks and counterparties around the world. Our SaaS-based SWIFT solutions allow banks and corporations to achieve lower costs, rapid implementation, greater security and improved risk management while avoiding costly internal infrastructure.

Professional Services

Our teams of service professionals draw on extensive experience to provide consulting, project implementation and training services to our clients. By easing the implementation of our products, these services help our customers accelerate the time to value. By improving the overall customer experience, these services help us retain customers and drive future revenue generating arrangements from existing customers.

Equipment and Supplies

We offer consumable products for laser check printing, including magnetic ink character recognition toner and blank-paper check stock. We also provide printers and printer-related equipment, primarily through arrangements with our hardware vendors, to complement our software product offerings.

Our Customers

Our customers are in diverse industries including financial services, insurance, healthcare, technology, retail, communications, education, media, manufacturing and government. We provide our products and services to approximately 65 of the Fortune 100 companies and approximately 80 of the FTSE (Financial Times) 100 companies. Our customers include leading organizations such as the Australia and New Zealand Banking Group (ANZ), Bank of America Merrill Lynch, British Airways, Cigna Corporation, Lloyds Bank, Capital One, Deere and Company, Target Corporation, Johnson Controls, Inc. and Vodafone.

Our Competition

The markets in which we participate are highly competitive. We believe our ability to compete depends on factors within and beyond our control, including:

- the performance, reliability, features, ease of use and price of our offerings as compared to competitor alternatives;
- our industry knowledge and expertise;
- the execution of our sales and services organizations;
- our ability to attract and retain employees with the requisite domain knowledge and technical skill set necessary to develop and support our products; and
- the timing and market acceptance of new products as well as enhancements to existing products, by us and by our current and future competitors.

For commercial payments, cash management and online banking solutions, we primarily compete with companies such as ACI Worldwide, Fundtech, Clear2Pay, SAP AG, Q2, FIS, Fiserv, Inc. and Polaris Software that offer a wide range of financial services, including electronic banking applications. We also encounter competition to a lesser degree from Dovetail Software, Infosys Technologies, CoCoNet and Oracle Financial Services Software (i-flex), as well as companies that provide traditional treasury workstation solutions.

For our legal spend management solutions, we compete with a number of companies, including Serengeti Law, DataCert, CT TyMetrix, LexisNexis CounselLink, Mitratech, Legal Solutions Group and Computer Sciences Corporation (CSC).

For our Paymode-X solution, our competitors include JP Morgan's Business Settlement Network (formerly Xign), SunGard and Syncada.

Our payment and document automation products compete primarily with companies that provide solutions to create, publish, manage and archive electronic documents, such as Adobe, AP Technologies and companies that offer electronic payment and laser check printing software and services, such as PaySpan, Inc., MHC Software, and ACOM Solutions in the US and Microgen and Experian in Europe. Our products also compete with companies that provide a diverse array of accounts payable automation and workflow capabilities, such as Oracle, JP Morgan's Business Settlement Network, BasWare, Kofax, Open Text, ReadSoft, IonTrading, KnowledgeLake, Inc. and Image Information Systems, Inc. (DocuSphere). We also compete with providers of enterprise resource planning (ERP) solutions and providers of traditional payment products, including check stock and check printing software and services. In addition, some financial institutions compete with us as outsourced check printing and electronic payment service providers.

Although we believe that we compete favorably in each of the markets in which we participate, the markets for our products and services are intensely competitive and characterized by rapid technological change and a number of factors could adversely affect our ability to compete in the future, including those discussed in Item 1A. Risk Factors.

Our Operating Segments

Operating segments are the components of our business for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our chief executive officer. Our operating segments are organized principally by the type of product or service offered and by geography.

Similar operating segments have been aggregated into three reportable segments as follows:

Payments and Transactional Documents. Our Payments and Transactional Documents segment is a supplier of software products that provide a range of financial business process management solutions including making and collecting payments, sending and receiving invoices, and generating and storing business documents. This segment also incorporates our payments automation software for direct debit and receivables management and provides a range of standard professional services and equipment and supplies that complement and enhance our core software products. Revenue associated with the aforementioned products and services is typically recorded upon delivery. This segment also incorporates our check printing solutions in Europe as well as certain other solutions that are licensed on a subscription basis, revenue for which is typically recorded on a subscription or transaction basis or ratably over the expected life of the customer relationship.

Banking Solutions. Our Banking Solutions segment provides solutions that are specifically designed for banking and financial institution customers. Our commercial banking products are SaaS offerings focused predominantly on medium-sized and small banks and financial institutions, and revenue for these products is typically recognized on a subscription or transaction basis or ratably over the estimated life of the customer relationship. Our customized transaction banking solutions typically involve longer implementation periods and a significant level of professional services. Due to the customized nature of these products, revenue is generally recognized over the period of project performance on a percentage of completion basis. Periodically, we license these solutions on a subscription basis which has the effect of contributing to recurring revenue and the revenue predictability of future periods, but which also delays revenue recognition over a period that is longer than the period of project performance.

Hosted Solutions. Our Hosted Solutions segment provides customers with hosted SaaS offerings that facilitate electronic payment, electronic invoicing, and spend management. Our legal spend management solutions, which enable customers to create more efficient processes for managing invoices generated by outside law firms while offering insight into important legal spend factors such as expense monitoring and outside counsel performance, are included within this segment. This segment also incorporates our hosted payments and accounts payable automation solutions, including Paymode-X and SWIFT Access Service. Revenue within this segment is generally recognized on a subscription or transaction basis or ratably over the estimated life of the customer relationship.

Periodically, a sales person in one operating segment will sell products and services that are typically sold within a different operating segment. In such cases, the transaction is generally recorded by the operating segment to which the sales person is assigned. Accordingly, segment results can include the results of transactions that have been allocated to a specific segment based on the contributing sales resources, rather than the nature of the product or service. Conversely, a transaction can be recorded by the operating segment primarily responsible for delivery to the customer, even if the sales person is assigned to a different operating segment.

Our chief operating decision maker assesses segment performance based on a variety of factors that can include segment revenue and a segment measure of profit or loss. Each segment's measure of profit or loss is on a pre-tax basis and excludes stock compensation expense, acquisition and integration related expenses (including acquisition related contingent consideration), amortization of intangible assets, impairment losses on equity investments, restructuring related charges and certain non-cash items related to our convertible notes. There are no inter-segment sales; accordingly, the measure of segment revenue and profit or loss reflects only revenues from external customers. The costs of certain corporate level expenses, primarily general and administrative expenses, are allocated to our operating segments at predetermined rates that are established as a percentage of the segment's budgeted revenues.

We do not track or assign our assets by operating segment.

During fiscal year 2013 we changed the internal reporting classification of certain operating lines and revised the methodology used for recording certain personnel related costs. To ensure a consistent presentation of the measurement of segment revenues and profit or loss, these changes are reflected for all periods presented.

The following represents a summary of our reportable segments.

	Fiscal Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Segment revenue:			
Payments and Transactional Documents	$119,677	$107,295	$103,196
Banking Solutions	68,093	58,469	51,266
Hosted Solutions	67,004	58,520	34,919
	$254,774	$224,284	$189,381
Segment measure of profit:			
Payments and Transactional Documents	$ 30,774	$ 25,437	$ 24,774
Banking Solutions	4,683	8,671	10,227
Hosted Solutions	7,193	6,269	1,784
Total measure of segment profit	$ 42,650	$ 40,377	$ 36,785

A reconciliation of the measure of segment profit to our GAAP operating (loss) income before income taxes is as follows:

	Fiscal Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Total measure of segment profit	$ 42,650	$ 40,377	$ 36,785
Less:			
Amortization of intangible assets	(19,549)	(15,753)	(12,662)
Stock-based compensation expense	(18,031)	(13,768)	(11,467)
Acquisition and integration related expenses	(10,827)	(1,987)	(1,677)
Restructuring charges	(1,179)	(1,609)	(1,111)
Loss on derivative instruments, net	(4,435)	—	—
Other income (expense), net	(6,922)	41	558
Income (loss) before income taxes	$(18,293)	$ 7,301	$ 10,426

Financial Information About Geographic Areas

We have presented geographic information about our revenues below. This presentation allocates revenue based on the point of sale, not the location of the customer. Accordingly, we derive revenues from geographic locations based on the location of the customer that would vary from the geographic areas listed here; particularly in respect of financial institution customers located in Australia and Canada for which the point of sale was the United States.

	Fiscal Year Ended June 30,					
	2013		2012		2011	
	(in thousands)					
United States	$167,368	65.7%	$152,358	67.9%	$129,481	68.4%
United Kingdom	79,774	31.3%	64,680	28.8%	53,743	28.4%
Continental Europe	4,311	1.7%	3,954	1.8%	3,883	2.0%
Asia-Pacific	3,321	1.3%	3,292	1.5%	2,274	1.2%
Total revenues from unaffiliated customers	$254,774	100.0%	$224,284	100.0%	$189,381	100.0%

Long-lived assets, excluding deferred tax assets and intangible assets, which are based on geographical location, were as follows:

	Fiscal Year Ended June 30,	
	2013	2012
	(in thousands)	
Long-lived assets:		
United States	$31,068	$19,189
United Kingdom	3,602	4,332
Continental Europe	24	5
Asia-Pacific	119	128
Total long-lived assets	$34,813	$23,654

A significant percentage of our revenues have been generated by our international operations and our future growth rates and success are in part dependent on continued growth and success in international markets. As is the case with most international operations, the success and profitability of these operations is subject to numerous risks and uncertainties including exchange rate fluctuations. We do not currently hedge against exchange rate fluctuations. A number of other factors could also have a negative effect on our business and results from operations outside the US, including different regulatory and industry standards and certification requirements, reduced protection for intellectual property rights in some countries, import or export licensing requirements, the complexities of foreign tax jurisdictions and difficulties and costs of staffing and managing our foreign operations.

Sales and Marketing

As of June 30, 2013, we employed 253 sales and marketing employees worldwide, of whom 154 were focused on the Americas markets, 94 were focused on European markets and 5 were focused on Asia-Pacific markets. We market and sell our products directly through our sales force and indirectly through a variety of channel partners and reseller relationships. We market and sell our products domestically and internationally, with an international focus on Europe and the Asia-Pacific region. We also maintain an inside sales group which provides a cost effective channel into maintaining existing customers and expanding our customer base.

Product Development and Engineering

Our product development and engineering organization includes employees as well as strategic development partners who provide a flexible supplement to our internal resources. We have three primary development groups: product design and user experience, software engineering, and quality assurance. We incurred $33.0 million, $28.7 million, and $21.9 million in product development and engineering costs in fiscal years 2013, 2012 and 2011, respectively.

Our product design and user experience team is extensively involved in the design of all of our products, driving the User-Centered Design process to ensure elegant, engaging, and easy to use products. Part of this process is user experience testing that is conducted to provide additional productivity gains for the end user. Members of this team continue to innovate and leverage contemporary design paradigms that allow our products to work on a variety of devices.

Our software engineers have substantial experience in advanced software development techniques as well as extensive knowledge of the complex processes involved in business document workflow, cash management, payment, and invoicing applications. Our engineers participate in the Microsoft Developer Network, IBM Partner World for Developers, and the Oracle Partner Developer Program. They maintain extensive knowledge of software development trends and best practices. Our technology focuses on providing business solutions utilizing industry standards, providing a path for extendibility and scalability of our products. Security, control and fraud prevention, as well as performance, data management and resource efficiencies are priorities in the technology we develop and deploy.

Our quality assurance engineers have extensive knowledge of our products and expertise in software quality assurance techniques. The quality assurance team participates in all phases of our product development processes. Members of the quality assurance group make use of both manual and automated software testing techniques to ensure high quality software is being delivered to our customers. The quality assurance group members participate in alpha and beta releases, testing of new product releases, and performance and security testing for our products.

Backlog

At the end of fiscal year 2013, our backlog was $121.3 million, including deferred revenues of $56.3 million. At the end of fiscal year 2012, our backlog was $91.5 million, including deferred revenues of $48.4 million. We do not believe that backlog is a meaningful indicator of sales that can be expected for any future period, and there can be no assurance that backlog at any point in time will translate into revenue in any specific subsequent period.

Proprietary Rights

We rely upon a combination of patents, copyrights, trademarks and trade secret laws to establish and maintain proprietary rights in our technology and products. We have been awarded 22 US patents and expect to receive others. The earliest year of expiration for our awarded patents is 2015.

We intend to continue to file patent applications as we identify patentable technology. There can be no assurance, however, that our existing patent applications, or any others that we may file in the future, will issue or will be of sufficient scope and strength to provide meaningful protection of our technology or any commercial advantage to us, or that the issued patents will not be challenged, invalidated or circumvented. In addition, we rely upon a combination of copyright and trademark laws and non-disclosure and other intellectual property contractual arrangements to protect our proprietary rights. Given the rapidly changing nature of the industry's technology, the creative abilities of our development, marketing and service personnel may be as or more important to our competitive position as the legal protections and rights afforded by patents. We also enter into agreements with our employees and clients that seek to limit and protect our intellectual property and the distribution of proprietary information. However, there can be no assurance that the steps we have taken to protect our intellectual property will be adequate to deter misappropriation of proprietary information, and we may not be able to detect unauthorized use and take appropriate steps to enforce our proprietary rights.

Government Regulation

Our US based banking and financial institution customers are typically regulated by the Federal Financial Institutions Examination Council (FFIEC) or one or more of their member agencies which include the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Thrift Supervision and the National Credit Union Association. Our non US based banking and financial institution customers are normally subject to a similar regulatory oversight in their country of domicile. We are subject to periodic examination by the FFEIC in our capacity as a technical service provider, during which our operating practices are risk-assessed and compared against applicable laws and regulations. If we, as part of such an examination, were to receive a sufficiently unfavorable review from the FFEIC, our customers may be advised by the regulators to reassess their commercial relationships with us, including the continued use of our products.

In addition, many of our software products are utilized by customers outside the financial services industry, and those industries may be regulated by one or more national or international bodies. These regulations are often specific to the industry and jurisdiction (country, state or province) the customer conducts business in. Regulatory and compliance legislation and guidance is complex and continually evolving, particularly with respect to information security, payment technology and payment methodologies. We or our customers may become subject to new or increased regulation in the future. Accordingly, our products and services must be designed to work within the regulatory constraints under which our customers operate.

Employees

As of June 30, 2013, we had approximately 1,100 full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages and we believe that employee relationships are good. Our future success will depend in part on our continued ability to attract, retain and motivate highly qualified technical and managerial personnel in a highly competitive market.

Recent Developments

On August 20, 2013, we entered into a Share Purchase Agreement with SF21 SA ("Sterci"), a Swiss corporation, under which we acquired the outstanding share capital of Sterci for a cash payment of approximately $120.2 million based on current exchange rates.

On August 20, 2013, we also entered into a Share Purchase Agreement with Simplex GTP Limited ("Simplex") to acquire the outstanding share capital of Simplex, a UK based corporation, for a cash payment of $5.4 million based on current exchange rates. We anticipate completing the Simplex acquisition during the first quarter of fiscal 2014, subject to certain Simplex shareholder approvals and other customary closing conditions.

Item 1A. *Risk Factors.*

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before making an investment decision involving our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties may also impair our business operations.

If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Weakness or deterioration in domestic and global economic conditions could have a significant adverse impact on our business, financial condition and operating results

Our business, financial condition and operating results are significantly affected by general economic conditions. The US and global economies have experienced a significant prolonged downturn and prospects for sustained economic recovery remain uncertain. In particular, the European Union continues to face significant economic challenges, which could impede the recovery of the worldwide economy. Prolonged economic weakness or a downturn in the US and global economies could result in a variety of risks to our business, including:

- increased volatility in our stock price;
- increased volatility in foreign currency exchange rates;
- delays in, or curtailment of, purchasing decisions by our customers or potential customers either as a result of continuing economic uncertainty or as a result of their inability to access the liquidity necessary to engage in purchasing initiatives;

- pricing pressures for our products and services, including reductions in the duration or renewal rates for our subscription and transaction based customer contracts;
- increased credit risk associated with our customers or potential customers, particularly those that may operate in industries or geographic regions most affected by the economic downturn; and
- impairment of our goodwill or other assets.

To the extent that economic conditions remain uncertain or deteriorate, or any of the above risks occur, our business and operating results could be significantly and adversely affected.

Our common stock has experienced and may continue to undergo significant market price and volume fluctuations

The market price of our common stock has experienced and may continue to undergo extreme fluctuations due to a variety of factors, including:

- general and industry-specific business, economic and market conditions;
- changes in or our failure to meet analysts' or investors' estimates or expectations;
- actual or anticipated fluctuations in operating results, including those arising as a result of any impairment of goodwill or other intangible assets related to past or future acquisitions;
- public announcements concerning us, including announcements regarding litigation, our competitors or our industry;
- publication of research by securities or industry analysts about us and our business;
- introductions of new products or services or announcements of significant contracts by us or our competitors;
- acquisitions, divestitures, strategic partnerships, joint ventures, or capital commitments by us or our competitors;
- adverse developments in patent or other proprietary rights; and
- announcements of technological innovations by our competitors.

As a result of our commercial banking acquisition in March 2012, we entered a new customer market and broadened our solution set to address the unique customer demands of this market; these initiatives require significant investment and may not be successful

In March 2012, we acquired substantially all of the assets and related operations of Intuit Inc.'s (Intuit) commercial banking business. In connection with this acquisition, we broadened our overall banking business in a number of important ways, including:

- broadened our overall solution set to include a focus on medium-sized and small banks and financial institutions, an initiative that requires significant product investment;
- accelerated the development of our overall solution set to SaaS-based offerings, which requires ongoing investment in our hosted infrastructure, including data security and disaster recovery capabilities; and
- grew our global sales and marketing resources to be able to capitalize on the significant customer opportunity that we see in these markets.

The investment required to support these initiatives may adversely affect our operating results, particularly in the short term.

In addition, the commercial banking business that we acquired had been experiencing customer attrition due in large part to customers' views that the product required further investment and improvement. While we believe that the investment we are making in the commercial banking business will ultimately address this underlying concern, there is a risk that customer attrition will continue to occur, particularly in the short term. If we are unable to bring to market a commercial banking solution that addresses these concerns, or if the initiatives described above are unsuccessful in retaining existing customers, securing new customers and growing our revenues, our operating results would likely be adversely affected.

We continue to make significant investments in existing products and new product offerings, which can adversely affect our operating results; these investments may not be successful

We operate in a highly competitive and rapidly evolving technology environment and believe that it is important to enhance our existing product offerings as well as to develop new product offerings to meet strategic opportunities as they evolve. Our operating results have recently been affected by increases in product development expenses as we have continued to make investments in our hosted, banking and accounts payable automation products. We may at any time, based on product needs or marketplace demands, decide to significantly increase our product development expenditures. We expect to continue to make significant investments in our Paymode-X, legal spend management, and our banking products during fiscal year 2014. Investments in existing products and new product offerings can have a negative impact on our operating results and any new product enhancement or offering may not be accepted in the marketplace or generate material revenues.

Our future financial results will be affected by our success in selling our products in a subscription and transaction revenue model, which carries with it certain risks

A substantial portion of our revenues and profitability were historically generated from perpetual software license revenues, however we are offering a growing number of our products under a subscription and transaction based revenue model. We believe this model has certain advantages over a perpetual license model, including better predictability of revenue; however, it also presents a number of risks to us, including the following:

- arrangements entered into on a subscription and transaction basis generally delay the timing of revenue recognition and often require the incurrence of up-front costs, which can be significant;
- subscription and transaction based revenue arrangements often include specific performance requirements or service levels that we may be unable to consistently achieve, subjecting us to penalties or other costs. Further, a material breach by us, such as a persistent failure to achieve required service levels, might permit the customer to exit the contract prior to its expiration, without additional compensation to us;
- customer retention is critical to our future growth rates. Customers in a subscription and transaction arrangement may elect not to renew their contractual arrangement with us upon expiration, or they may attempt to renegotiate pricing or other contractual terms at the point of (or prior to) renewal on terms that are less favorable to us; and
- there is no assurance that the solutions we offer on a subscription and transaction basis, including new revenue models that we may introduce, will receive broad marketplace acceptance, in which case our financial results could be materially and adversely affected.

Security breaches could have a significant adverse effect on our business

In the course of providing services to our customers, we collect, store, process and transmit highly sensitive and confidential information. Certain of our solutions also facilitate the transfer of cash. Our products, particularly our SaaS and Web-based offerings, may be vulnerable to unauthorized access, computer viruses, cyber-attacks and other disruptive problems which could result in the theft, destruction or misappropriation of confidential information.

We may need to spend significant capital or other resources to ensure effective ongoing protection against the threat of security breaches or to alleviate problems caused by security concerns. Despite our precautions, a security breach or computer virus could occur which could have a significant negative impact on our business including damage to our reputation, the loss of customers and potential customers and material financial liability to us. Any such event would likely have a material adverse impact on our business, operating results and financial condition.

An increasing number of large and more complex customer contracts, or contracts that involve the delivery of services over contractually committed periods, generally delays the timing of our revenue recognition and, in the short-term, may adversely affect our operating results, financial condition and the market price of our stock

Due to an increasing number of large and more complex customer contracts, particularly in our Banking Solutions segment, we have experienced, and will likely continue to experience, delays in the timing of our revenue recognition. These arrangements generally require significant implementation work, product customization and modification, systems integration and user acceptance testing. This results in the recognition of revenue over the period of project completion which normally spans several quarters. Delays in revenue recognition on these contracts, including delays that result from customer decisions to halt or slow down a long-term project due to their own staffing or other challenges, could adversely affect our operating results, financial condition and the market price of our common stock. Additionally, large bank and financial institution customer opportunities are very competitive and take significant time and effort to consummate. When competing for these customer opportunities, we face greater sales costs, longer sales cycles and less predictability with respect to these orders than with orders in other areas of our business. If we are unable to continue to generate new large orders on a regular basis, our business operating results and financial condition could be adversely affected.

Acquisitions could disrupt our business and harm our financial condition

Part of our operating strategy is to identify and pursue strategic acquisitions that can expand our geographical footprint or complement our existing product functionality. In August 2013, we acquired Sterci and announced our pending acquisition of Simplex, which we expect to complete during the first quarter of fiscal year 2014. In February 2013, we acquired Prilos AG, a long-time reseller of our document automation products in the German marketplace. In October 2012, we acquired the assets of 5280 Dynamic Solutions LLC, a US-based software company. In September 2012, we acquired Albany Software, Ltd., a UK-based software company. In March 2012, we acquired substantially all of the assets and related operations of Intuit's commercial banking business. In November 2011, we acquired IDT, Ltd., with operations in the UK. We may in the future acquire or make investments in other businesses, products or technologies. Any acquisition or strategic investment we have made or may make in the future may entail numerous risks, including the following:

- difficulties integrating acquired operations, personnel, technologies or products;
- inability to retain key personnel of the acquired company;
- inadequacy of existing operating, financial and management information systems to support the combined organization or new operations;
- write-offs related to impairment of goodwill and other acquired assets;
- entrance into markets and operating geographies in which we have no or limited prior experience or knowledge;
- diversion of management's focus from our core business concerns;
- dilution to existing stockholders and our earnings per share;
- incurrence of substantial debt;

- exposure to litigation from third parties, including claims related to intellectual property or other assets acquired or liabilities assumed; and
- failure to realize anticipated benefits of the transaction due to the above factors or other factors.

Any such difficulties encountered as a result of any merger, acquisition or strategic investment could have a material adverse effect on our business, operating results and financial condition.

As a result of our acquisitions, we could be subject to significant future write-offs with respect to intangible assets, which may adversely affect our future operating results

We review our intangible assets periodically for impairment. At June 30, 2013, the carrying value of our goodwill and our other intangible assets was approximately $109 million and $83 million, respectively. While we reviewed our goodwill and our other intangible assets during the fourth quarter of fiscal year 2013 and concluded that there was no impairment, we could be subject to future impairment charges with respect to these intangible assets or intangible assets arising as a result of acquisitions in future periods. Any such charges, to the extent occurring, would likely have a material adverse effect on our operating results.

Our fixed costs may lead to operating results below analyst or investor expectations if our revenues are below anticipated levels, which could adversely affect the market price of our common stock

A significant percentage of our expenses, particularly personnel and facilities costs, are relatively fixed and based in part on anticipated revenue levels, which can be difficult to predict. A decline in revenues without a corresponding and timely slowdown in expense growth could negatively affect our business. Significant revenue shortfalls in any quarter may cause significant declines in operating results since we may be unable to reduce spending in a timely manner.

Quarterly or annual operating results that are below the expectations of public market analysts could adversely affect the market price of our common stock. Factors that could cause fluctuations in our operating results include the following:

- economic conditions, which may affect our customers' and potential customers' budgets for information technology expenditures;
- the timing of orders and longer sales cycles;
- the timing of product implementations, which are highly dependent on customers' resources and discretion;
- the incurrence of costs relating to the integration of software products and operations in connection with acquisitions of technologies or businesses; and
- the timing and market acceptance of new products or product enhancements by either us or our competitors.

Because of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful.

Our mix of products and services could have a significant effect on our financial condition, results of operations and the market price of our common stock

The gross margins for our products and services vary considerably. Our software revenues generally yield significantly higher gross margins than do our subscriptions and transactions, service and maintenance and equipment and supplies revenue streams. If software license revenues or recurring revenues were to significantly decline in any future period, or if the mix of our products and services in any given period did not match our expectations, our results of operations and the market price of our common stock could be significantly adversely affected.

We face risks associated with our international operations that could harm our financial condition and results of operations

A significant percentage of our revenues have been generated by our international operations and our future growth rates and success are in part dependent on our continued growth and success in international markets. We have operations in the US, Canada, UK, Australia, New Zealand, France and Germany, and with our August 2013 acquisition of Sterci, Switzerland. As is the case with most international operations, the success and profitability of these operations are subject to numerous risks and uncertainties that include, in addition to the risks our business as a whole faces, the following:

- currency exchange rate fluctuations;
- difficulties and costs of staffing and managing foreign operations;
- differing regulatory and industry standards and certification requirements;
- the complexities of tax laws in foreign jurisdictions;
- reduced protection for intellectual property rights in some countries; and
- import or export licensing requirements.

Our business and operating results are subject to fluctuations in foreign currency exchange rates

We conduct a substantial portion of our operations outside of the US, principally in the United Kingdom, continental Europe and the Asia-Pacific region. During the twelve months ended June 30, 2013, approximately 37% of our revenues and 28% of our operating expenses were attributable to customers or operations located outside of North America. We anticipate the percentage of revenues and operating expenses from outside North America will increase as a result of our August 2013 acquisition of Sterci. During the twelve months ended June 30, 2013 as compared to the same period in the prior year, the foreign currency exchange rates of the British Pound Sterling to the US Dollar decreased slightly. We anticipate that foreign currency exchange rates may continue to fluctuate in the near term. Appreciation of the US Dollar against the British Pound Sterling, European Euro or Australian Dollar will have the impact of reducing both our revenues and operating expenses.

A significant percentage of our revenues to date have come from our payment and document management offerings and our future performance will depend on continued market acceptance of these solutions

A significant percentage of our revenues to date have come from the license and maintenance of our payment and document management offerings and sales of associated products and services. Any significant reduction in demand for our payment and document management offerings could have a material adverse effect on our business, operating results and financial condition. Our future performance could depend on the following factors:

- retaining and expanding our software maintenance and subscriptions and transactions customer bases, which are significant sources of our recurring revenue;
- continued market acceptance of our payment and document management offerings;
- our ability to demonstrate the value of our solutions as compared to solutions from other vendors such as enterprise resource planning software vendors that offer a broader enterprise application solution;
- our ability to introduce enhancements to meet the market's evolving needs for secure payments and cash management solutions; and
- acceptance of our solutions that are offered on a SaaS basis.

Because we recognize subscription revenue from our customers over the term of their agreements, downturns or upturns in sales of our subscription based offerings will not be immediately reflected in our operating results

We recognize subscription revenue over the term of our customer agreements. As a result, most of our subscription revenue arises from agreements entered into during previous periods. Consequently, a shortfall in orders for our subscription based solutions in any one period may not significantly reduce our subscription revenue for that period, but could negatively affect revenue in future periods. In addition, we may be unable to quickly reduce our cost structure in response to a decrease in these orders. Accordingly, the effect of downturns in sales of our subscription based solutions will not be fully reflected in our results of operations until future periods. A subscription revenue model also makes it difficult for us to rapidly increase our revenue through additional subscription sales in any one period, as revenue is generally recognized over the applicable customer term.

We face significant competition in our targeted markets, including competition from companies with significantly greater resources, which may result in price reductions and decreased demand for our products

The markets in which we compete are intensely competitive and characterized by rapid technological change. We compete with a wide range of companies ranging from small start-up enterprises with limited resources which compete principally on the basis of technology features or specific customer relationships, to large companies which can leverage significant customer bases and financial resources. Some competitors in our targeted markets have longer operating histories, significantly greater financial, technical, and sales and marketing resources, greater brand recognition and a larger installed customer base than we do. We expect to face additional competition as other established and emerging companies enter the markets we address. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. This growing competition may result in price reductions of our products and services, reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, operating results and financial condition.

We depend on employees who are skilled in payment, cash and document management and invoice presentment methodologies, business banking solutions and Web and other technologies

Our success depends upon the efforts and abilities of our executive officers and technical and sales employees who are skilled in e-commerce, payment methodology and regulation, business banking technologies, and Web, database and network technologies. Our current key employees and employees whom we seek to hire in order to support our growth are in high demand within the marketplace and many competitors, customers and industry organizations are able to offer considerably higher compensation packages than we currently provide. The loss of one or more of our key employees or our failure to attract and retain sufficient qualified employees to grow our operations could have a material adverse effect on our business. In addition, we do not maintain key man life insurance policies on any of our employees and our employees are generally free to terminate their employment with us at any time. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, operating results and financial condition.

Our success depends on our ability to develop new and enhanced products, services and strategic partner relationships

The markets in which we compete are subject to rapid technological change and our success is dependent on our ability to develop new and enhanced products, services and strategic partner relationships that meet evolving market needs. Trends that could have a critical impact on us include:

- evolving industry standards, mandates and laws, such as those mandated by the National Automated Clearing House Association and the Association for Payment Clearing Services;

- rapidly changing technology, which could cause our software to become suddenly outdated or could require us to make our products compatible with new database or network systems;
- developments and changes relating to the Web, cloud computing and mobile applications that we must address as we maintain existing products and introduce new products; and
- the loss of any of our key strategic partners who serve as a valuable network from which we can leverage industry expertise and respond to changing marketplace demands.

There can be no assurance that technological advances will not cause our products to become obsolete or uneconomical. If we are unable to develop and introduce new products or enhancements to existing products in a timely and successful manner, our business, operating results and financial condition could be materially adversely affected. Similarly, if our new products do not receive general marketplace acceptance, or if the sales cycle of any of our new products significantly delays the timing of revenue recognition, our results could be negatively affected.

We rely on certain third-party software and data center hosting facilities, which could cause errors, interruptions or failures to our solutions or be difficult to replace

We rely on software licensed from third parties in order to deliver certain of our solutions. This software may not continue to be available to us on commercially reasonable terms, or at all. The loss of the right to use any of this software could result in delays in our ability to provide our solutions until equivalent technology is either developed by us or acquired from another third party, if available, which may not be possible on a cost effective basis. In addition, errors or defects in third-party software that is used in conjunction with our solutions could adversely affect the operation of our products.

Our SaaS offerings provide services to our customers from data center facilities in several different US and international locations. Some of these data centers are operated by third parties, and we have limited control over those facilities. We evaluate and select our data center providers carefully, and we have developed certain disaster recovery plans and maintain backup systems to reduce the risk and adverse effects of any disruption or failure at these data centers. However, such an event could occur despite our precautions and cause system interruptions, reputational harm, delays in product development, breaches of data security, failure to maintain service level requirements and the loss of critical data, any of which could adversely affect our business, financial condition and results of operations.

Our business could be subject to future legal or regulatory actions, which could have a material adverse effect on our operating results

Our software products and SaaS offerings facilitate the transmission of business documents and information including, in some cases, confidential data related to individuals, corporations as well as their payments, invoices and cash management. Our software products and certain of our SaaS offerings store and transmit this data electronically, and therefore our products must operate within the laws, regulations and industry standards regarding security, data protection and electronic commerce. While we believe that we are in compliance with applicable current regulatory requirements, there can be no assurance that future legal or regulatory actions will not impact us. To the extent that current or future regulatory or legal developments mandate a change in any of our products or services, require us to comply with any industry specific licensing or compliance requirements, alter the demand for or the competitive environment of our products and services or require us to make material changes to our internal operating, financial or management information systems, we might not be able to respond to such requirements in a timely or cost effective manner. If this were to occur, our business, operating results and financial condition could be materially adversely affected.

Defects or disruptions in our products or services could diminish demand for our solutions and have a material adverse effect on our future financial results

If the products that we offer and introduce do not sustain marketplace acceptance, our future financial results could be adversely affected. Any unanticipated performance problems, defects or bugs could result in additional development costs, diversion of technical and other resources from our other development efforts, service disruptions for our SaaS offerings, negative publicity regarding us and our products, harm to our customer relationships and exposure to potential liability claims.

Catastrophic events may disrupt our business

We are a highly automated business and we rely on our network infrastructure, various software applications and many internal technology systems and data networks for our customer support, development, sales and marketing and accounting and finance functions. Further, our SaaS offerings provide services to our customers from data center facilities in several different US and international locations. Some of these data centers are operated by third parties, and we have limited control over those facilities. A disruption or failure of these systems or data centers in the event of a natural disaster, telecommunications failure, power outage, cyber-attack, war, terrorist attack, or other catastrophic event could cause system interruptions, reputational harm, delays in product development, breaches of data security and loss of critical data. Such an event could also prevent us from fulfilling customer orders or maintaining certain service level requirements, particularly in respect of our SaaS and hosted offerings. While we have developed certain disaster recovery plans and maintain backup systems to reduce the potentially adverse effect of such events, a catastrophic event that resulted in the destruction or disruption of any of our data centers or our critical business or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our business, operating results and financial condition could be adversely affected.

We could incur substantial costs resulting from warranty claims or product liability claims

Our product agreements typically contain provisions that afford customers a degree of warranty protection in the event that our products fail to conform to written specifications. These agreements normally contain provisions intended to limit the nature and extent of our risk of warranty and product liability claims. A court, however, might interpret these terms in a limited way or conclude that part or all of these terms are unenforceable. Furthermore, some of our agreements are governed by non-US law and there is a risk that foreign law might provide us less or different protection. While we maintain general liability insurance, including coverage for errors and omissions, we cannot be sure that our existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims.

Our products are used to facilitate the transmission of sensitive business documents and other confidential data related to payments, cash management and invoices. Further, some of our products facilitate the actual transfer of cash or transmit instructions that initiate cash transfer. Although we have not experienced any material warranty or product liability claims to date, a warranty or product liability claim, whether or not meritorious, could result in substantial costs and a diversion of management's attention and our resources, which could have an adverse effect on our business, operating results and financial condition.

We could be adversely affected if we are unable to protect our proprietary technology and could be subject to litigation regarding intellectual property rights, which could cause serious harm to our business

We rely upon a combination of patent, copyright and trademark laws and non-disclosure and other intellectual property contractual arrangements to protect our proprietary rights. However, we cannot assure that our patents, pending applications for patents that may issue in the future, or other intellectual property will be of sufficient scope and strength to provide meaningful protection to our technology or any commercial advantage to us, or that the patents will not be challenged, invalidated or circumvented. We enter into agreements with our employees and customers that seek to limit and protect the distribution of proprietary information. Despite our efforts to safeguard and maintain our proprietary rights, there can be no assurance that such rights will remain protected or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Litigation involving patents and other intellectual property rights is common in the United States and in other countries where we operate. We may be a party to litigation in the future to protect our intellectual property rights or as a result of an alleged infringement of the intellectual property rights of others. Any such claims, whether or not meritorious, could require us to spend significant sums in litigation, pay damages, delay product implementations, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of the infringement claim. In addition, under many of our customer contracts, we are required to indemnify our customers for third-party intellectual property infringement claims, which would increase the costs to us of any such claims. These claims could have a material adverse effect on our business, operating results and financial condition.

We engage off-shore development resources which may not be successful and which may put our intellectual property at risk

In order to optimize our research and development capabilities and to meet development timeframes, we contract with off-shore third-party vendors in India and elsewhere for certain development activities. While our experience to date with these resources has been positive, there are a number of risks associated with off-shore development activities that include, but are not limited to, the following:

- less efficient and less accurate communication and information flow as a consequence of time, distance and language barriers between our primary development organization and the off-shore resources, resulting in delays or deficiencies in development efforts;
- disruption due to political or military conflicts around the world;
- misappropriation of intellectual property from departing personnel, which we may not readily detect; and
- currency exchange rate fluctuations that could adversely impact the cost advantages intended from these agreements.

To the extent that these or unforeseen risks occur, our operating results and financial condition could be adversely impacted.

Certain anti-takeover provisions contained in our charter and under Delaware law could hinder a takeover attempt

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of our stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of our directors and officers, dividing our board of directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders.

Risk Factors Related to our Convertible Notes

In December 2012, we issued, at par value, $189.8 million aggregate principal amount of 1.50% convertible senior notes due in December 2017. In connection with the pricing of the notes, we purchased convertible note hedge transactions with a strike price equal to the initial conversion price of the notes and we sold warrants with a strike price of $40.04 per share with certain counterparties. The note hedges and the warrants each cover approximately 6.3 million shares of our common stock.

Servicing the notes will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our obligations under the notes

Our ability to make scheduled payments of interest and, upon maturity or early conversion, the principal balance of the notes, depends on our future performance which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional debt or equity financing on terms that may not be favorable to us or available to us at all. Our ability to refinance the notes will depend on the capital markets and our financial condition at that time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations or future indebtedness.

The conditional conversion feature of the notes, if triggered, and the requirement to repurchase the notes upon a fundamental change may adversely affect our financial condition and operating results

In the event the conditional conversion feature of the notes is triggered, holders of notes will be entitled to convert the notes at any time during specified periods at their option. If one or more holders elect to convert their notes, we would be required to settle the principal portion of the notes in cash. If we undergo a fundamental change, (as described in the Indenture), subject to certain conditions, holders of the notes may require us to repurchase for cash all or part of their notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest. Either of these events could adversely affect our liquidity. Even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal balance of the notes to a current rather than long-term liability, which would result in a material reduction of our working capital.

The accounting for the notes will result in our having to recognize interest expense significantly more than the stated interest rate of the notes and may result in volatility to our consolidated statement of operations

Upon issuance of the notes we were required to establish a separate initial value for the conversion option and to bifurcate this value from the value attributable to the balance of the notes, or the debt component. As a result, for accounting purposes, we were required to treat the notes as having been issued with a discount to their face principal amount, which is referred to as an original issue discount. We are accreting the original issue discount to interest expense ratably over the term of the notes, which results in an effective interest rate in our consolidated statement of operations that is in excess of the stated coupon rate of the notes. This will reduce our earnings and could adversely affect the price at which our common stock trades, but will have no effect on the amount of cash interest paid to holders or on our cash flows.

Prior to January 17, 2013 we were required to settle any conversions of the notes entirely in cash. As such, for periods prior to January 17, 2013 we accounted for the notes conversion feature as a derivative instrument and recorded changes in fair value of that instrument through earnings.

Prior to January 17, 2013 the convertible note hedge transactions were also accounted for as derivatives with changes in fair value reflected in earnings.

As a result of the approval to increase the number of authorized shares of our common stock, via a special meeting of our stockholders on January 17, 2013, the derivative instruments arising from the note transaction were reclassified to equity, at which point we were no longer subject to earnings volatility based on changes in the fair value of these instruments. At June 30, 2013 we continued to meet all of the equity classification requirements. However, if we do not continue to satisfy all of the criteria required for equity classification, the conversion option and the convertible note hedge transactions would be reclassified out of equity and be subject to re-measurement as a derivative instrument. Changes in fair value resulting from any such re-measurement would be reflected in earnings.

We may be subject to significant future write-offs with respect to intangible assets or deferred tax assets

Certain of our assets, such as intangible assets and deferred tax assets, are subject to periodic tests of recoverability based on a variety of factors. Those factors typically include, at a minimum, projections of future income levels and cash flows. The accounting for the notes will result in our recognition of a significant level of interest expense, particularly non-cash interest expense, as the carrying value of debt is accreted to par and as we amortize our debt issue costs, including the underwriters' discount. If our cash flows or income levels were to meaningfully decline, we could be subject to impairment charges with respect to these assets which would have a material adverse effect on our consolidated statement of operations.

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock

The warrant transactions could have a dilutive effect on our earnings per share to the extent that the market price per share of our common stock exceeds the applicable strike price of the warrants. However, subject to certain conditions, we may elect to settle the warrants in cash.

From time to time, the counterparties to the convertible note hedge transactions or their affiliates may modify their respective hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions (and are likely to do so during any observation period related to a conversion of notes). This activity could cause or avoid an increase or a decrease in the market price of our common stock or the notes.

Our level of indebtedness may limit our financial flexibility

At June 30, 2013 we had total consolidated indebtedness of approximately $189.8 million and unrestricted cash and marketable securities of $284.0 million and $9.5 million respectively. Our level of indebtedness affects our operations in several ways, including the following:

- a portion of our cash flows from operating activities must be used to service our indebtedness and is not available for other purposes;
- we may be at a competitive disadvantage as compared to similar companies that have less debt; and
- additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and contain restrictive covenants, or may not be available to us.

The factors that will affect our ability to obtain additional financing may be beyond our control and include financial market conditions, the value of our assets and our performance at the time we need financing.

Item 1B. ***Unresolved Staff Comments.***

There are no unresolved written comments from the staff of the SEC regarding our periodic or current reports received not less than 180 days before the end of our fiscal year to which this Form 10-K relates.

Item 2. *Properties.*

The following table sets forth the location, operating segment(s) and approximate square footage of each of the principal properties used by us during fiscal year 2013. Our Portsmouth, New Hampshire facility serves as our corporate headquarters and is used by employees associated with all of our operating segments in addition to our management, administrative, sales and marketing and customer support teams. All properties, except as noted below, are leased under operating leases.

Location	Operating Segment(s)	Approximate Square Feet
North America:		
Alpharetta, Georgia	Payments and Transactional Documents and Banking Solutions	26,000
Great Neck, New York	All operating segments	13,000
Marlton, New Jersey	Hosted Solutions	4,000
Morrisville, North Carolina	Payments and Transactional Documents	4,000
Portland, Maine	Hosted Solutions	27,000
Portsmouth, New Hampshire	All operating segments	84,000
Wilton, Connecticut	Hosted Solutions	13,000
Europe:		
Alton, England	Payments and Transactional Documents	12,000
Hertford, England	Payments and Transactional Documents	12,000
London, England	All operating segments	9,000
Reading, England(1)	All operating segments	28,000
Asia-Pacific:		
Melbourne, Australia	Payments and Transactional Documents and Banking Solutions	4,000

(1) We own 16,000 square feet in Reading, England currently used as our European headquarters.

Item 3. *Legal Proceedings.*

On February 12, 2013, R&N Check Corp (R&N) filed a lawsuit against us in the Superior Court of Rockingham County, New Hampshire. The lawsuit alleges breach of contract in connection with a patent purchase and settlement agreement that we entered into in January 2006 and seeks unspecified damages and recovery of legal costs. On March 18, 2013, we removed the lawsuit to the United States District Court for the District of New Hampshire and R&N thereafter filed a motion to remand to the New Hampshire state court. The parties attempted to resolve the matter through mediation in June 2013 but this was not successful. A trial date has tentatively been set for June 2014. We intend to vigorously defend ourselves in this matter and do not currently believe that the outcome of this action will have a material adverse consequence on our financial statements.

Item 4. *Mine Safety Disclosures.*

Not applicable

Executive Officers and Other Key Employees of the Registrant

Our executive officers and other key employees and their respective ages as of August 29, 2013, are as follows:

Name	Age	Positions
Robert A. Eberle	52	President, Chief Executive Officer and Director
Kevin M. Donovan	43	Chief Financial Officer and Treasurer
Nigel K. Savory	46	Managing Director, Europe
Richard A. Bell	48	Senior Vice President and General Manager, Financial Process Solutions, North America
Karen S. Brieger	41	Vice President, Human Resources
Eric A. Campbell	56	Chief Technology Officer
Norman J. Deluca	52	Managing Director, Banking and Financial Services
Paul J. Fannon	45	Group Sales Director, Europe
Thomas D. Gaillard	50	Senior Vice President and General Manager, Cloud Payment Services
John F. Kelly	55	General Manager, Legal Solutions
John J. Mason	43	Chief Information Officer
Andrew J. Mintzer	51	Executive Vice President, Product Strategy and Customer Delivery
Jessica Pincomb Moran	39	Vice President, Client Services
Eric K. Morgan	43	Senior Vice President, Global Controller
David G. Sweet	50	Executive Vice President, Strategy and Corporate Development

Robert A. Eberle has served as a director since September 2000, as President since August 2004 and as Chief Executive Officer since November 2006.

Kevin M. Donovan has served as Chief Financial Officer since August 2004 and as Treasurer since May 2001.

Nigel K. Savory has served as Managing Director, Europe since December 2003.

Richard A. Bell has served as Senior Vice President and General Manager, Financial Process Solutions, North America since September 2005.

Karen S. Brieger has served as Vice President, Human Resources since August 2010 and as Director, Human Resources from February 2008 through July 2010. From August 2007 through January 2008, Ms. Brieger served as Human Resources Consultant at Powerspan Corporation.

Eric A. Campbell has served as Chief Technology Officer since May 2000.

Norman J. DeLuca has served as Managing Director, Banking and Financial Services since November 2011. From October 2009 through October 2011, Mr. DeLuca served as Managing Partner at NMD Investments. From January 2008 through October 2009, Mr. DeLuca served as Chief Executive of RBS Global Transaction Services, Americas. From January 2007 through January 2008, Mr. DeLuca served as Vice Chairman, RBS Citizens Financial Group.

Paul J. Fannon has served as Group Sales Director, Europe since October 2008. From December 2003 through October 2008, Mr. Fannon served as Managing Director, Transactional Services Europe.

Thomas D. Gaillard has served as Senior Vice President and General Manager, Cloud Payment Services since July 2003.

John F. Kelly has served as General Manager, Legal Solutions since April 2011. From January 2006 through April 2011, Mr. Kelly served as Chief Executive Officer of Allegient Systems, Inc.

John J. Mason has served as Chief Information Officer since June 2010. From March 2009 through June 2010, Mr. Mason served as Vice President of Information Technology at Anacomp, Inc. From March 2007 through March 2009, Mr. Mason served as Director of Systems Engineering at Anacomp, Inc.

Andrew J. Mintzer has served as Executive Vice President, Product Strategy and Delivery since July 2013 and as Senior Vice President, Product Strategy and Delivery from November 2007 through June 2013.

Jessica Pincomb Moran has served as Vice President, Client Services since June 2011. From February 2008 through May 2011, Ms. Moran served as Vice President, Corporate Services. From July 2007 through January 2008, Ms. Moran served as Vice President, Worldwide Operations at Enterasys Networks.

Eric K. Morgan has served as Controller since September 2000.

David G. Sweet has served as Executive Vice President, Strategy and Corporate Development since March 2013. From October 2010 through October 2012, Mr. Sweet served as a strategy and business development executive for IBM's Enterprise Marketing Management group. From April 2005 through October 2010, Mr. Sweet served as Senior Vice President of Corporate Development at Unica Corporation.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common stock is traded on The NASDAQ Global Select Market under the symbol EPAY. The following table sets forth, for the periods indicated, the high and low sale prices of our common stock, as quoted on The NASDAQ Global Select Market.

Period	High	Low
Fiscal 2012		
First quarter	$26.57	$17.73
Second quarter	$25.41	$19.00
Third quarter	$29.90	$22.61
Fourth quarter	$28.38	$16.96
Fiscal 2013		
First quarter	$25.67	$17.75
Second quarter	$27.06	$22.17
Third quarter	$29.82	$25.85
Fourth quarter	$29.18	$24.62

As of August 20, 2013, there were approximately 453 holders of record of our common stock. Because many of the shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of individual stockholders represented by these holders of record.

The closing price for our common stock on August 20, 2013 was $29.79. For purposes of calculating the aggregate market value of the shares of our common stock held by non-affiliates, as shown on the cover page of this report, it has been assumed that all the outstanding shares were held by non-affiliates except for the shares beneficially held by our directors and executive officers. However, there may be other persons who may be deemed to be affiliates of ours.

We have never paid dividends on our common stock. We intend to retain our earnings for use in our business and, therefore, do not anticipate paying any cash dividends on our common stock for the foreseeable future.

The following table provides information about purchases by us of our common stock during the quarter ended June 30, 2013:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under The Plans or Programs (1)
April 1, 2013 – April 30, 2013	—	$—	—	$16,562,000
May 1, 2013 – May 31, 2013	—	$—	—	$16,562,000
June 1, 2013 – June 30, 2013	—	$—	—	$16,562,000
Total	—	$—	—	$16,562,000

(1) In May 2012, our board of directors authorized a repurchase program for up to $20 million of our common stock. This repurchase program replaces the program that had been in place since April 2008.

Stock Performance Graph

The stock performance graph below compares the percentage change in cumulative stockholder return on our common stock for the period from June 30, 2008 through June 30, 2013, with the cumulative total return on The NASDAQ Stock Market (U.S.) and the NASDAQ Computer & Data Processing Index.

This graph assumes the investment of $100.00 in our common stock (at the closing price of our common stock on June 30, 2008), The NASDAQ Stock Market (U.S.) and the NASDAQ Computer & Data Processing Index on June 30, 2008, and assumes dividends, if any, are reinvested.

The stock price performance shown on the following graph is not necessarily indicative of future price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Bottomline Technologies (de), Inc., the NASDAQ Composite Index,
and the NASDAQ Computer & Data Processing Index
$300
$250
$200
$150
$100
$50
$0
6/08
6/09
6/10
6/11
6/12
6/13
Bottomline Technologies (de), Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

* $100 invested on 6/30/08 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

	6/08	6/09	6/10	6/11	6/12	6/13
Bottomline Technologies (de), Inc.	**100.00**	**92.60**	**133.92**	**253.96**	**185.51**	**259.92**
NASDAQ Composite	**100.00**	**80.56**	**93.30**	**124.28**	**132.47**	**155.74**
NASDAQ Computer & Data Processing	**100.00**	**86.10**	**89.94**	**118.93**	**124.00**	**147.18**

The information included under the heading Stock Performance Graph in Item 5 of this Annual Report on Form 10-K is furnished and not filed and shall not be deemed to be soliciting material or subject to Regulation 14A, shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 6. ***Selected Financial Data.***

You should read the following consolidated financial data in conjunction with the Financial Statements, including the related notes, and Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations. The results shown herein are not necessarily indicative of the results to be expected for any future periods.

The classification of certain personnel costs were reclassified from cost of sales to sales and marketing expense. This reclassification changed our gross profit and total operating expenses but did not affect our consolidated revenues, operating (loss) income, or net (loss) income. For fiscal years 2012, 2011 and 2010 the reclassification was $0.7 million, $0.5 million and $0.3 million respectively. To provide consistent presentation of the measurement of cost of revenues and operating expenses, these changes, while not significant, are reflected for all periods presented.

SELECTED CONSOLIDATED FINANCIAL DATA

	Fiscal Year Ended June 30,				
	2013	2012	2011	2010	2009
	(in thousands, except per share data)				
Statements of Operations Data:					
Revenues:					
Subscriptions and transactions	$118,016	$ 85,005	$ 55,133	$ 41,421	$ 31,196
Software licenses	22,546	17,562	16,547	13,607	13,309
Service and maintenance	106,389	113,832	108,930	94,379	84,220
Equipment and supplies	7,823	7,885	8,771	8,583	9,289
Total revenues	254,774	224,284	189,381	157,990	138,014
Cost of revenues:					
Subscriptions and transactions	64,101	41,266	29,478	20,237	15,272
Software licenses	2,399	2,082	1,352	1,082	821
Service and maintenance	46,788	51,559	47,975	40,772	37,873
Equipment and supplies	5,998	6,280	6,880	6,515	6,875
Total cost of revenues	119,286	101,187	85,685	68,606	60,841
Gross profit	135,488	123,097	103,696	89,384	77,173
Operating expenses:					
Sales and marketing	62,825	49,902	39,802	34,328	32,517
Product development and engineering	32,974	28,687	21,862	18,858	20,096
General and administrative	27,076	21,495	19,502	16,383	20,915
Amortization of intangible assets	19,549	15,753	12,662	13,214	15,563
Total operating expenses	142,424	115,837	93,828	82,783	89,091
Income (loss) from operations	(6,936)	7,260	9,868	6,601	(11,918)
Other income (expense), net	(11,357)	41	558	(93)	443
Income (loss) before income taxes	(18,293)	7,301	10,426	6,508	(11,475)
Income tax provision (benefit)	(3,898)	5,596	(25,467)	2,554	813
Net income (loss)	$(14,395)	$ 1,705	$ 35,893	$ 3,954	$(12,288)
Basic net income (loss) per common share	$ (0.41)	$ 0.05	$ 1.13	$ 0.15	$ (0.51)
Diluted net income (loss) per common share	$ (0.41)	$ 0.05	$ 1.07	$ 0.15	$ (0.51)
Shares used in computing basic net income (loss) per share	35,444	34,268	31,660	25,552	24,044
Shares used in computing diluted net income (loss) per share	35,444	35,244	33,453	26,696	24,044
Non-GAAP presentation:					
Income (loss) before provision for income taxes	$(18,293)	$ 7,301	$ 10,426	$ 6,508	$(11,475)
Amortization of intangible assets	19,549	15,753	12,662	13,214	15,563
Stock compensation expense	18,031	13,768	11,467	8,956	9,498
Acquisition and integration related expenses	10,827	1,987	1,677	585	581
Restructuring charges	1,179	1,609	1,111	(52)	1,548
Loss on derivative instruments, net	4,435	—	—	—	—
Non-cash interest expense	5,980	—	—	—	—
Income tax (provision) benefit	3,898	(5,596)	25,467	(2,554)	(813)
Release of US tax valuation allowance	—	—	(27,394)	—	—
Non-GAAP net income	$ 45,606	$ 34,822	$ 35,416	$ 26,657	$ 14,902

The non-GAAP presentation above consists of a reconciliation of our net income or loss before income taxes to a measure of non-GAAP net income or loss. We present this supplemental information in the form of non-GAAP financial measures, which exclude certain items—specifically amortization of intangible assets, stock compensation expense, acquisition and integration related expenses, restructuring charges, impairment losses on equity investments, non-core charges associated with the convertible notes we issued in December 2012 and the release of our US tax valuation allowance. Acquisition and integration related expenses include legal and professional fees and other direct transaction costs associated with our business and asset acquisitions, costs associated with integrating acquired businesses, including costs for transitional employees or services, integration related professional services costs and other charges we incur as a direct result of our acquisition and integration efforts. Non-core charges associated with our convertible notes consist of non-cash interest expense as well as gains or losses on derivative instruments arising from the notes. We believe that this supplemental, non-GAAP presentation is useful to investors because it allows for an evaluation of the Company with a focus on the performance of its core operations, including more meaningful comparisons of our financial results to historical periods and to the financial results of less acquisitive peer and competitor companies. Our executive management team, including our chief operating decision maker, uses this same non-GAAP measure internally to assess the on-going performance of the Company. Additionally, we use the same information for planning purposes, including the preparation of our operating budgets, and in communications with our board of directors in respect of financial performance.

Since the presentation above is not a GAAP measurement of financial performance there are material limitations to its usefulness on a stand alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies. Accordingly the non-GAAP information should not be used in isolation from, or as a substitute for, our GAAP results.

	Fiscal Year Ended June 30,				
	2013	2012	2011	2010	2009
			(in thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$283,552	$124,801	$111,953	$122,758	$ 50,255
Marketable securities	9,525	61	64	51	48
Working capital	280,563	118,356	100,673	104,705	30,678
Total assets	585,522	392,371	363,334	269,382	183,151
Long-term debt (including capital leases) (1)	138,582	—	96	20	125
Total stockholders' equity	356,749	314,186	285,674	210,391	120,549

(1) Our long-term debt as of June 30, 2013 consists of our convertible notes. The convertible notes are shown on our Consolidated Balance Sheet at a carrying value of $138.6 million at June 30, 2013 which represents the principal balance of $189.8 million less unamortized discount of $51.2 million.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Selected Consolidated Financial Data and the financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Without limiting the foregoing, the words may, will, should, could, expects, plans, intends, anticipates, believes, estimates, predicts, potential and similar expressions are intended to identify forward-looking statements. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us up to and including the date of this report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in Management's Discussion and Analysis of Financial

Condition and Results of Operations and Risk Factors and elsewhere in this Form 10-K. You should carefully review those factors and also carefully review the risks outlined in other documents that we file from time to time with the Securities and Exchange Commission.

In the management discussion that follows we have highlighted those changes and operating factors that were the primary factors affecting period to period fluctuations. The remainder of the change in period to period fluctuations from that which is specifically discussed is arising from various individually insignificant items.

Overview

We provide cloud-based payment, invoice and banking solutions to banks, corporations, insurance companies and financial institutions around the world. Our solutions are used to streamline, automate and manage processes and transactions involving global payments, cash management, invoice receipt and approval, collections, risk mitigation, document management, reporting and document archive. We offer hosted or Software as a Service (SaaS) solutions, as well as software designed to run on-site at the customer's location. Historically our software was sold predominantly on a perpetual license basis. However, a growing portion of our offerings are being sold as SaaS-based solutions and paid for on a subscription and transaction basis.

We operate a cloud-based network that facilitates the exchange of electronic payments and invoices between buyers and their suppliers. We offer hosted and on-premise solutions that banks use to provide cash management and treasury capabilities to their business customers, as well as SWIFT financial messaging services for banks and corporations around the world. We offer legal spend management solutions that automate receipt and review of legal invoices for insurance companies and other large corporate consumers of outside legal services. Our corporate customers rely on our solutions to automate their payment and accounts payable processes and to streamline and manage the production and retention of electronic documents. Our document automation solutions are used by organizations to automate paper-intensive processes for the generation of transactional and supply chain documents.

Our solutions complement, leverage and extend our customers' existing information systems, accounting applications and banking relationships and can be deployed quickly and efficiently. To help our customers receive the maximum value from our products and meet their specific business requirements, we also provide professional services for installation, training, consulting and product enhancement.

Convertible Note Offering

In December 2012, we raised approximately $167 million in net proceeds upon completion of an underwritten public offering of convertible senior notes (the Notes). The Notes pay semi-annual interest at a rate of 1.50% per annum on the $189.8 million aggregate principal balance and mature in December 2017. We are required to settle the principal balance of the Notes in cash upon conversion or maturity, however as of January 17, 2013, we are permitted to settle any conversion obligation in excess of the principal balance in either cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

We entered into hedging transactions designed to offset dilution to our common stock in the event of a conversion under the Notes. The note hedge instruments (Note Hedges) have a strike price of $30.03, which is equal to the conversion rate under the Notes, are exercisable by us upon any conversion under the Notes and expire in December 2017. To help offset the cost of the Note Hedges, we also sold warrants (Warrants) in our common stock. The Warrants have a strike price of $40.04, and are exercisable in equal tranches over a 150 day period beginning on March 1, 2018 and ending on October 2, 2018. The Note Hedges and Warrants each cover approximately 6.3 million shares of our common stock, subject to customary anti-dilutive provisions.

We intend to use the net offering proceeds for general corporate purposes which may include the acquisition of businesses or assets, or working capital needs. Refer to Note 10 and Note 11 of the accompanying consolidated financial statements for a complete discussion of these transactions and their accounting implications.

Recent Acquisitions

In February 2013, we acquired Prilos AG (Prilos), a long-time reseller of our document automation products in the German marketplace for cash of €0.5 million (approximately $0.7 million based on exchange rates in effect at the acquisition date).

In October 2012, we acquired the assets of 5280 Dynamic Solutions LLC (5280), a US based software company, in exchange for a cash payment of $1.6 million. The acquisition provides us with new technology with which we intend to expand our product offerings to include SharePoint-based document management solutions for accounts payable automation and other document-centric business needs.

In September 2012, we completed the acquisition of Albany Software Ltd. (Albany), a UK based corporation for a cash payment of £20 million (approximately $32 million based on exchange rates in effect at the acquisition date). Albany is one of the UK's leading BACS solution providers, and their solutions are used by more than 5,000 businesses to streamline, automate and manage processes involving the collection of direct debits and electronic payments.

Financial Highlights

For fiscal year 2013, our revenue increased to $254.8 million from $224.3 million in the prior year. This revenue increase was attributable to revenue increases in our Payments and Transactional Documents segment ($12.4 million), our Banking Solutions segment ($9.6 million) and our Hosted Solutions segment ($8.5 million). The revenue increase in our Payments and Transactional Documents segment was related to higher European revenue in our payment and document automation products, principally due to additional revenue from our fiscal year 2013 acquisition of Albany. The Banking Solutions segment's revenue increase was primarily due to the revenue from our commercial banking products acquired in March 2012. The increased revenue contribution from our legal spend management solutions, our SWIFT Access Service solution and our Paymode-X solution accounted for the majority of the revenue increase in our Hosted Solutions segment.

We had net loss of $14.4 million in the fiscal year ended June 30, 2013 compared to net income of $1.7 million in the prior year. Our fiscal 2013 year net loss included the impact of $7.6 million of interest expense and $4.4 million of expense related to a loss on derivative instruments, both related to our convertible debt. The 2013 net loss reflected the impact of increased operating expenses of $26.6 million offset, in part, by increased gross margins of $12.4 million. The increases in our operating expense categories were due primarily to increased employee related costs as we continued to grow our business and the operating impact of our recent acquisitions, including the impact of intangible asset amortization expense. The increase in our gross margin was driven primarily by revenue increases across all operating segments.

In fiscal year 2013, we derived approximately 37% of our revenue from customers located outside of North America, principally in the United Kingdom, continental Europe and the Asia-Pacific region.

We expect future revenue growth to be driven by our banking products, our legal spend management, SWIFT Access Service and Paymode-X solutions.

Our customers operate in many different industries, a diversification that we believe helps us in a challenging economic climate. Additionally, we believe that our recurring and subscription revenue base helps position us defensively against any short term economic downturn. While we believe that we continue to compete favorably in all of the markets we serve, ongoing or worsening economic stresses could negatively impact our business in the future.

Revenue Sources

Our revenues are derived from multiple sources and are reported under the following classifications:

- *Subscriptions and Transactions Fees.* We derive subscriptions and transactions fees from a number of sources, principally our SaaS offerings such as our legal spend management, Paymode-X, SWIFT Access Service and commercial banking solutions. Subscription revenues are typically recognized on a ratable basis over the subscription period. Transaction revenues are typically recorded at the time transactions are processed. Some of our SaaS products require customers to pay non-refundable set up or installation fees. In these cases, since the up-front fees do not represent a separate revenue earnings process, these fees are deferred and recognized as revenue over the estimated life of the customer relationship, which is generally between five and seven years. A significant part of our focus remains on growing the revenue contribution from our SaaS offerings and subscriptions and transactions based revenue streams.
- *Software License Fees.* Software license revenues, which we derive from our software applications, are generally based on the number of software applications and user licenses purchased. Fees from the sale of perpetual software licenses are generally recognized upon delivery of the software to the customer, assuming that payment from the customer is probable and there are no extended payment terms. However, certain of our software arrangements, particularly those related to banking and financial institution customers, are recognized on a percentage of completion basis over the life of the project because they require significant customization and modification and involve extended implementation periods.
- *Service and Maintenance Fees.* Our service and maintenance revenues consist of professional services fees and customer support and maintenance fees. Revenues relating to professional services not associated with highly customized software solutions are normally recognized at the time services are rendered. Professional services revenues associated with software license arrangements that include significant customization and modification are generally recognized on a percentage of completion basis over the life of the project. Software maintenance fees are recognized as revenue ratably over the respective maintenance period, which is typically one year.
- *Equipment and Supplies Revenues.* We derive equipment and supplies revenues from the sale of printers, check paper and magnetic ink character recognition toners. These revenues are normally recognized at the time of delivery. Equipment and supplies revenue also includes postage and shipping related charges billed to customers.

Critical Accounting Policies and Significant Judgments and Estimates

We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as critical because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates—which also would have been reasonable—could have been used. These critical accounting policies and estimates relate to revenue recognition, the valuation of goodwill and intangible assets, the valuation of acquired deferred revenue and income taxes. These critical policies and our procedures related to these policies are discussed below. In addition, refer to Note 2 to the accompanying consolidated financial statements for a discussion of all of our significant accounting policies.

Revenue Recognition

Software Arrangements

We recognize revenue on our software license arrangements when four basic criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable and collectability is probable. We consider a fully executed agreement or a customer purchase order to be persuasive evidence of an arrangement. Delivery is deemed to have occurred upon transfer of the product to the customer or the completion of services rendered. We consider the arrangement fee to be fixed and determinable if it is not subject to adjustment and if the customer has not been granted extended payment terms. Excluding our long term contract arrangements for which revenue is recorded on a percentage of completion basis, extended payment terms are deemed to be present when any portion of the software license fee is due in excess of 90 days after the date of product delivery. In arrangements that contain extended payment terms, software revenue is recorded as customer payments become contractually due, assuming all other revenue recognition criteria have been met. We consider the arrangement fee to be probable of collection if our internal credit analysis indicates that the customer will be able to pay contractual amounts as they become due.

Our software arrangements often contain multiple revenue elements, such as software licenses, professional services, hardware and post-contract customer support. For multiple element software arrangements which qualify for separate element treatment, revenue is recognized for each element when each of the four basic criteria is met which, excluding post-contract customer support, is typically upon delivery. Revenue for post-contract customer support agreements is recognized ratably over the term of the agreement, which is generally one year. Revenue is allocated to each element, excluding the software license, based on vendor specific objective evidence (VSOE). VSOE is limited to the price charged when the element is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority. We do not have VSOE for our software licenses since they are seldom sold separately. Accordingly, revenue is allocated to the software license according to the residual value method. Under the residual value method, revenue equal to VSOE of each undelivered element is recognized upon delivery of that element. Any remaining arrangement fee is then allocated to the software license. This has the effect of allocating any sales discount inherent in the arrangement to the software license fee.

Certain of our software arrangements require significant customization and modification and involve extended implementation periods. These arrangements do not qualify for separate element revenue recognition treatment as described above, and instead must be accounted for under contract accounting. Under contract accounting, companies must select from two generally accepted methods of accounting: the completed contract method and the percentage of completion method. The completed contract method recognizes revenue and costs upon contract completion, and all project costs and revenues are reported as deferred items in the balance sheet until that time. The percentage of completion method recognizes revenue and costs on a contract over time, as the work progresses.

We have historically used the percentage of completion method of accounting for our long-term contracts, as we believe that we can make reasonably reliable estimates of progress toward completion. Progress is measured based on labor hours, as measured at the end of each reporting period, as a percentage of total expected labor hours. Accordingly, the revenue we record in any reporting period for arrangements accounted for on a percentage of completion basis is dependent upon our estimates of the remaining labor hours that will be incurred in fulfilling our contractual obligations. Our estimates at the end of any reporting period could prove to be materially different from final project results, as determined only at subsequent stages of project completion. To mitigate this risk, we solicit the input of our project professional staff on a monthly basis, as well as at the end of each financial reporting period, for purposes of evaluating cumulative labor hours incurred and verifying the estimated remaining effort to completion; this ensures that our estimates are always based on the most current projections available.

Non-Software Arrangements

For arrangements governed by general revenue recognition literature, such as with our hosted or SaaS offerings or equipment and supplies only sales, we recognize revenue when four basic criteria are met. These criteria are similar to those governing software transactions: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the arrangement fee is fixed or determinable and collectability is reasonably assured. For our SaaS offerings, revenue is generally recognized on a subscription or transaction basis over the period of performance.

For arrangements consisting of multiple elements, revenue is allocated to each element based on a selling price hierarchy. The selling price of each element is based on VSOE if available, third-party evidence (TPE) if VSOE is not available or estimated selling price (ESP) if neither VSOE nor TPE are available. The residual method of allocation in a non-software arrangement is not permitted and, instead, arrangement consideration is allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionately to each deliverable based on the proportion of each deliverable's selling price to the total arrangement fee. We are typically unable to establish TPE, which is based on the selling price charged by unrelated third-party vendors for similar deliverables when they are sold separately, as we are generally unable to obtain sufficient information on actual vendor selling prices to substantiate TPE. The objective of ESP is to estimate the price at which we would transact if the deliverable were sold separately rather than as part of a multiple element arrangement. Our determination of ESP considers several factors including actual selling prices for similar transactions, gross margin expectations and our ongoing pricing strategy. We formally analyze our ESP determinations on at least an annual basis.

Goodwill and Intangible Assets

Acquired goodwill and intangible assets are initially recorded at fair value and measured periodically for impairment. We performed our annual impairment test of the carrying value of our goodwill for fiscal 2013 during our fourth quarter, which is consistent with the historic timing of our annual goodwill impairment review. Based on this review, we concluded that there was no goodwill impairment. Our analysis was performed at the reporting unit level, which requires an estimate of the fair value of each reporting unit. Based on the results of this review, we concluded that none of our reporting units were impaired. However, there can be no assurance that there will not be impairment charges in subsequent periods as a result of our future impairment reviews. To the extent that future impairment charges occur, it would likely have a material impact on our financial results. At June 30, 2013, the carrying value of goodwill for all of our reporting units was approximately $109 million.

In addition to our annual goodwill impairment review, we also perform periodic reviews of the carrying value of our other intangible assets. These intangible assets consist primarily of acquired core technology and acquired customer related assets. In evaluating potential impairment of these assets we specifically consider whether any indicators of impairment are present, including:

- whether there has been a significant adverse change in the business climate that affects the value of an asset;
- whether there has been a significant change in the extent or manner in which an asset is used; and
- whether there is an expectation that the asset will be sold or disposed of before the end of its originally estimated useful life.

If indicators of impairment are present, an estimate of the undiscounted cash flows that the specific asset is expected to generate must be made to ensure that the carrying value of the asset can be recovered. These estimates involve significant subjectivity. At June 30, 2013, the carrying value of our intangible assets, excluding goodwill, was approximately $83 million. As a result of our fiscal 2013 impairment review, we concluded that none of these assets were impaired.

Valuation of Acquired Intangible Assets and Acquired Deferred Revenue

In connection with our acquisitions, we have recorded intangible assets relating principally to acquired technology, customer related assets and acquired contractual rights that include favorable economic terms as compared to overall market rates at the date of acquisition. The valuation process used to calculate the values assigned to these acquired intangible assets is complex and involves significant estimation relative to our financial projections. The principal component of the valuation process is the determination of discounted future cash flows, and there are a number of variables that we consider for purposes of projecting these future cash flows. There is inherent uncertainty involved with this estimation process and, while our estimates are consistent with our internal planning assumptions, the ultimate accuracy of these estimates is only verifiable over time. Further, the projections required for the valuation process generally utilize at least a ten-year forecast, which exceeds our normal internal planning and forecasting timeline. The particularly sensitive components of these estimates include, but are not limited to:

- the selection of an appropriate discount rate;
- the required return on all assets employed by the valued asset to generate future income streams;
- our projected overall revenue growth and mix of revenue;
- our gross margin estimates (which are highly dependent on our mix of revenue);
- our technology and product life cycles;
- the attrition rate of our customers, particularly those who contribute to our recurring revenue streams, such as software maintenance;
- the determination of third party market rates for leases or other contractual rights we acquire, for purposes of assessing whether we have acquired a favorable, unfavorable or at-market contract;
- our planned level of operating expenses; and
- our effective tax rate.

Additionally, we are required to estimate the acquisition date fair value of acquired deferred revenue that we assume as part of any acquisition. The acquisition date fair value of deferred revenue is estimated based on the historical and projected costs we expect to incur in fulfilling the obligations, plus a normal profit margin. These cost estimates exclude amounts relating to any selling effort, since those costs would have been incurred by the predecessor company rather than by us. In the case of acquired software maintenance contracts, the cost estimates also exclude any ongoing research and development expenses associated with product upgrades since these amounts typically do not represent a legal obligation that we assume at the time of acquisition.

Income Taxes

We are subject to the income tax laws of the United States (including its states and municipalities) as well as the tax laws of the foreign jurisdictions in which we operate. Our annual tax rate is determined based on our income, statutory tax rates and the tax impact of items treated differently for tax purposes than for financial statement purposes. The income tax expense we record in any interim period is based on our estimated tax rate for the full fiscal year, which requires us to estimate our annual pretax income and tax expense by jurisdiction. This process is inherently subjective and requires us to make estimates relative to our business plans, planning opportunities and operating results. An interim tax rate is subject to adjustment if, in later periods, there are changes to our estimate of total tax expense or pretax income, including income by jurisdiction. We update these estimates on a quarterly basis, so that our interim financial statements reflect our most current projections for the full fiscal year.

Our income tax expense consists of two components: current and deferred. Current tax expense represents our estimate of taxes to be paid for the current period, including income tax expense arising from uncertain tax positions. Deferred tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets and liabilities arise due to differences between when certain transactions are reflected in our financial statements and when those same items are included in a tax return. Deferred tax assets generally reflect the impact of a tax deduction, tax credit or operating loss carryforward that we have available for use in future year tax returns. Deferred tax liabilities generally reflect the impact of a deduction or expenditure that we have already taken in a tax return but that we have not yet reflected in our financial statements.

We record a deferred tax asset if we believe that it is more likely than not that we will realize a future tax benefit. Ultimate realization of any deferred tax asset is dependent on our ability to generate sufficient future taxable income in the appropriate tax jurisdiction before the expiration of carryforward periods, if any. Our assessment of deferred tax asset recoverability considers historical and projected operating results, the reversal of existing deferred tax liabilities that provide a source of future taxable income and the availability of tax planning strategies. We establish a valuation allowance against any deferred tax asset for which we are unable to conclude that recoverability is more likely than not. The particularly sensitive component of this evaluation is our projection of future operating results since this relies heavily on our estimates of future revenue and expense levels by tax jurisdiction.

The Notes we issued in December 2012 will result in a significant future expense burden to our US operations, particularly related to interest expense (and in particular, non-cash interest expense as the debt is accreted to the principal amount due upon maturity). In making our assessment of US deferred tax asset recoverability at June 30, 2013, we considered our projected future financial results, the planned reversal of existing deferred tax liabilities and the impact of a specific tax planning action that we believe will provide a significant future source of US taxable income. Based on our analysis, we concluded that it was more likely than not that our deferred tax assets will be recovered. However, if we are unable to generate future US taxable income sufficient to overcome the expense burden of the Notes, all or a portion of our US deferred tax assets might become impaired which would give rise to the recognition of significant deferred tax expense in the period in which that determination was made.

We establish reserves to remove some or all of the tax benefit we would have otherwise recorded if a tax position is uncertain. In evaluating whether a tax position is uncertain, we base our assessment on existing tax legislation, case law and legal statute. We also presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. We recognize tax benefits related to uncertain tax positions at the largest amount deemed more likely than not will be realized upon tax examination. We review our tax positions quarterly and adjust the balances as necessary.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued an accounting standards update regarding the presentation of comprehensive income in financial statements. The provisions of this standard provided an option to present the components of net income or loss and other comprehensive income or loss either as one continuous statement or as two separate but consecutive statements. We incorporated the continuous statement option of this standard effective with the period ending September 30, 2012. This changed the manner in which we present comprehensive income or loss in our overall financial statements, but did not result in any other accounting or financial reporting impact to us.

In September 2011, the FASB issued authoritative guidance permitting companies to use a series of qualitative assessments to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this guidance an entity is not required to calculate the fair value of a reporting unit unless, based on a qualitative assessment, it is more likely than not that a reporting unit's fair value is less than its carrying amount. However, an entity always has the option to perform a full quantitative assessment. The guidance includes examples of events and circumstances for an entity to consider in performing the qualitative assessment and is effective for fiscal years beginning after December 15, 2011 with early adoption permitted. We adopted this standard during our fiscal year 2013, beginning on July 1, 2012 and it did not have a material impact on us as we continued to perform a full quantitative assessment with respect to the fair value of our reporting units.

In February 2013, the FASB issued an accounting standards update which requires additional disclosures regarding the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. This guidance is effective for reporting periods beginning after December 15, 2012. We will adopt this guidance effective July 1, 2013 and do not expect that the adoption of this standard will have a significant impact on our consolidated financial statements.

In March 2013, the FASB issued an accounting standards update which permits an entity to release cumulative translation adjustments into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided, or, if a controlling financial interest is no longer held. The revised standard is effective for fiscal years beginning after December 15, 2013; however, early adoption is permitted. We do not expect the adoption of this standard to significantly impact our consolidated financial statements.

In June 2013, the Emerging Issues Task Force (EITF) reached final consensus on the presentation of an unrecognized tax benefit when a net operating loss carryforward or tax credit carryforward exists. This topic addresses the balance sheet presentation of a liability for an unrecognized tax benefit when settlement of the liability with the taxing authority would otherwise reduce a deferred tax asset for a net operating loss or tax credit carryforward under the provisions of the tax law. The EITF affirmed that an unrecognized tax benefit should be presented as a reduction of a deferred tax asset for a net operating loss or other tax credit carryforward when settlement in this manner is permissible under the tax law. This standard is applicable for annual periods beginning after December 31, 2013, and for interim periods within those annual periods. Accordingly, we will apply this standard beginning July 1, 2014, the first quarter of our 2015 fiscal year. We do not anticipate that this will have a material impact on our financial statements.

Results of Operations

Fiscal Year Ended June 30, 2013 Compared to Fiscal Year Ended June 30, 2012

Segment Information

Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

Our operating segments are organized principally by the type of product or service offered and by geography. Similar operating segments have been aggregated into three reportable segments: Payments and Transactional Documents, Banking Solutions and Hosted Solutions.

During fiscal year 2013 we changed the internal reporting classification of certain operating lines and revised the methodology used for recording certain personnel related costs. To ensure a consistent presentation of the measurement of segment revenues and profit or loss, these changes are reflected for all periods presented.

The following tables represent our segment revenues and our segment measure of profit:

	Fiscal Year Ended June 30,		Increase (Decrease) Between Periods	
	2013	2012	2013 Compared to 2012	
	(in thousands)		(in thousands)	%
Segment revenue:				
Payments and Transactional Documents	$119,677	$107,295	$12,382	11.5
Banking Solutions	68,093	58,469	9,624	16.5
Hosted Solutions	67,004	58,520	8,484	14.5
	$254,774	$224,284	$30,490	13.6
Segment measure of profit:				
Payments and Transactional Documents	$ 30,774	$ 25,437	$ 5,337	21.0
Banking Solutions	4,683	8,671	(3,988)	(46.0)
Hosted Solutions	7,193	6,269	924	14.7
Total measure of segment profit	$ 42,650	$ 40,377	$ 2,273	5.6

A reconciliation of the measure of segment profit to our GAAP (loss) income before the provision for income taxes is as follows:

	Fiscal Year Ended June 30,	
	2013	2012
	(in thousands)	
Total measure of segment profit	$ 42,650	$ 40,377
Less:		
Amortization of intangible assets	(19,549)	(15,753)
Stock-based compensation expense	(18,031)	(13,768)
Acquisition and integration related expenses	(10,827)	(1,987)
Restructuring charges	(1,179)	(1,609)
Loss on derivative instruments, net	(4,435)	—
Other income (expense), net	(6,922)	41
Income (loss) before income taxes	$(18,293)	$ 7,301

Payments and Transactional Documents. The revenue increase for the fiscal year ended June 30, 2013 compared to the prior fiscal year was primarily attributable to increases in software licenses revenue of $5.0 million, increases in professional services revenue of $3.7 million, increases in maintenance revenue of $2.9 million and increases in subscriptions and transactions revenue of $0.9 million partially offset by a decrease of $0.1 million in equipment and supplies revenue. The increases were primarily attributable to increased European revenue in our payment and document automation products as a result of our acquisition of Albany. The increased revenue includes the unfavorable effect of foreign exchange rates of approximately $0.6 million primarily associated with the British Pound Sterling which depreciated against the US Dollar when compared to the prior fiscal year. The segment profit increase of $5.3 million for the fiscal year ended June 30, 2013 compared to the prior fiscal year was primarily attributable to the overall increase in revenue as well as increased subscriptions and transactions gross margins in North America and increased service gross margins in payment and document automation products in Europe. The increased gross margin was offset in part by increased operating expenses primarily related to increased sales and marketing costs. We expect revenue and profit for the Payments and Transactional Documents segment to increase in fiscal year 2014 as a result of increased sales of our payment and document automation solutions and continued expansion of gross margins.

Banking Solutions. The revenue increase in our Banking Solutions segment for the fiscal year ended June 30, 2013 compared to the prior fiscal year was primarily due to an increase of $22.4 million in subscriptions and transactions revenue and a $1.2 million increase in maintenance revenue, partially offset by a decrease of $14.0 million in professional services revenue. The increased subscriptions and transactions revenue was due primarily to the revenue from our commercial banking business, which we acquired in March 2012. The decrease in professional services revenue was primarily the result of large banking projects that were completed in fiscal year 2012. The segment profit decrease of $4.0 million for the fiscal year ended June 30, 2013 compared to the prior fiscal year was primarily attributable to increased operating expenses of $9.8 million due to headcount related expenses largely associated with our commercial banking acquisition and increased product development initiatives, partially offset by improved gross margins driven by the increase in revenue. We expect revenue for the Banking Solutions segment to increase in fiscal year 2014 as a result of the contribution of revenue from our banking products. We expect profit to remain relatively consistent as a result of our continued investment in our cloud-based banking solutions.

Hosted Solutions. The revenue increase in our Hosted Solutions segment for the fiscal year ended June 30, 2013 compared to the prior fiscal year was primarily due to increased revenue from our legal spend management solutions, our SWIFT Access Service solution and our Paymode-X solution. The segment profit increased $0.9 million for the fiscal year ended June 30, 2013 compared to the prior fiscal year due primarily to improved subscriptions and transactions gross margins in Europe. The gross margin improvement was partially offset by increased operating expenses associated with increased sales and marketing and product development headcount related expenses as we continued to develop and promote our newer products. We expect revenue for the Hosted Solutions segment to increase in fiscal year 2014 as a result of increased revenue from our legal spend management, SWIFT Access Service and Paymode-X solutions and as a result of our acquisition of Sterci. We expect profit to increase during fiscal year 2014 as we leverage the incremental revenue from these offerings.

Revenues by Category

	Fiscal Year Ended June 30,		Increase (Decrease) Between Periods	
	2013	2012	2013 Compared to 2012	
	(in thousands)			%
Revenues:				
Subscriptions and transactions	$118,016	$ 85,005	$33,011	38.8
Software licenses	22,546	17,562	4,984	28.4
Service and maintenance	106,389	113,832	(7,443)	(6.5)
Equipment and supplies	7,823	7,885	(62)	(0.8)
Total revenues	$254,774	$224,284	$30,490	13.6

Subscriptions and Transactions. The increase in subscriptions and transactions revenues was due to increases in the revenue contribution from our Hosted Solutions segment of $9.7 million, our Banking Solutions segment of $22.4 million and our Payments and Transactional Documents segment of $0.9 million. The Hosted Solutions segment revenue increase was driven primarily by our legal spend management, Paymode-X and SWIFT Access Service solutions. The Banking Solutions segment revenue increase was driven primarily by our commercial banking acquisition. We expect subscriptions and transactions revenues to increase in fiscal year 2014 primarily as a result of the revenue contribution from our SWIFT Access, Paymode-X, and legal spend management solutions and as a result of our acquisition of Sterci.

Software Licenses. The increase in software license revenues was primarily attributable to an increase of $5.0 million in our Payments and Transactional Documents segment driven primarily by our acquisition of Albany Software in Europe. We expect software license revenues to remain relatively consistent in fiscal year 2014.

Service and Maintenance. The decrease in service and maintenance revenues was primarily the result of a decrease in professional services revenues of $14.0 million within our Banking Solutions segment as the result of the completion of several large projects in fiscal year 2012, partially offset by an increase in service and maintenance revenue from our European operations of $4.7 million. We expect that service and maintenance revenues will increase in fiscal year 2014 as a result of our acquisition of Sterci.

Equipment and Supplies. Equipment and supplies revenues remained consistent in 2013 as compared to 2012 and we expect that equipment and supplies revenues will remain relatively consistent in fiscal year 2014.

Cost of Revenues

	Fiscal Year Ended June 30,		Increase (Decrease) Between Periods	
			2013 Compared to 2012	
	2013	2012		
	(in thousands)			%
Cost of revenues:				
Subscriptions and transactions	$ 64,101	$ 41,266	$22,835	55.3
Software licenses	2,399	2,082	317	15.2
Service and maintenance	46,788	51,559	(4,771)	(9.3)
Equipment and supplies	5,998	6,280	(282)	(4.5)
Total cost of revenues	$119,286	$101,187	$18,099	17.9
Gross profit	$135,488	$123,097	$12,391	10.1

Subscriptions and Transactions. Subscriptions and transactions costs increased to 54% of subscriptions and transactions revenues for the fiscal year ended June 30, 2013 as compared to 49% of subscriptions and transactions revenues in the fiscal year ended June 30, 2012. The increase in subscriptions and transactions costs as a percentage of revenue was due to gross margin deterioration within our Banking Solutions segment, primarily related to the impact of the commercial banking acquisition, partially offset by improved margins in our SWIFT Access Service solutions within our Hosted Solutions segment. We expect that subscriptions and transactions costs will decrease as a percentage of subscriptions and transactions revenue in fiscal year 2014.

Software Licenses. Software license costs remained consistent at 11% of software license revenues for the fiscal year ended June 30, 2013 as compared to 12% of software license revenues in the fiscal year ended June 30, 2012 and we expect that software license costs will remain relatively consistent as a percentage of software license revenues in fiscal year 2014.

Service and Maintenance. Service and maintenance costs remained consistent at 44% of service and maintenance revenues for the fiscal year ended June 30, 2013 as compared to 45% for the prior fiscal year. We expect that service and maintenance costs will increase as a percentage of service and maintenance revenues in fiscal year 2014 as a result of our acquisition of Sterci.

Equipment and Supplies. Equipment and supplies costs decreased slightly to 77% of equipment and supplies revenues for the fiscal year ended June 30, 2013 as compared to 80% of equipment and supplies revenues for the prior fiscal year. The slight decrease in costs as a percentage of revenue was due to a larger mix of higher margin transactions within North America and Europe. We expect that equipment and supplies costs will remain relatively consistent as a percentage of equipment and supplies revenues in fiscal year 2014.

Operating Expenses

	Fiscal Year Ended June 30,		Increase Between Periods	
	2013	2012	2013 Compared to 2012	
	(in thousands)			%
Operating expenses:				
Sales and marketing	$ 62,825	$ 49,902	$12,923	25.9
Product development and engineering	32,974	28,687	4,287	14.9
General and administrative	27,076	21,495	5,581	26.0
Amortization of intangible assets	19,549	15,753	3,796	24.1
Total operating expenses	$142,424	$115,837	$26,587	23.0

Sales and Marketing. Sales and marketing expenses increased $12.9 million in the fiscal year ended June 30, 2013 as compared to the fiscal year ended June 30, 2012 principally due to an increase in headcount related costs of $10.4 million, travel related costs of $0.9 million and professional services and contract employees of $0.4 million due to the impact of our recent acquisitions and the impact of additional resources we hired to sell and promote our newer products, particularly within our Banking Solutions segment. In addition, we recognized approximately $0.5 million of sales and marketing related acquisition and integration expenses during fiscal year 2013 compared to $0.3 million in fiscal year 2012. We expect sales and marketing expenses will increase in fiscal year 2014 as we continue to promote our new and existing products and as a result of our acquisition of Sterci.

Product Development and Engineering. The increase in product development and engineering expenses of $4.3 million in the fiscal year ended June 30, 2013 as compared to the fiscal year ended June 30, 2012 was primarily attributable to increased employee related costs of $4.0 million. These costs were incurred principally as we developed and enhanced our legal spend management, Paymode-X and banking products. We expect product development and engineering expenses will increase in fiscal year 2014 as we continue to invest in our SaaS-based solutions that we believe will drive future revenue growth such as our commercial banking, SWIFT Access, Paymode-X and legal spend management solutions and as a result of our acquisition of Sterci.

General and Administrative. The increase in general and administrative expenses of $5.6 million in the fiscal year ended June 30, 2013 as compared to the fiscal year ended June 30, 2012 was principally attributable to an increase in employee related costs of $3.2 million, partially attributable to our recent acquisitions. In addition, we recognized approximately $3.7 million of general and administrative related acquisition and integration expense during fiscal year 2013 compared to $1.5 million in fiscal year 2012. We expect general and administrative expenses will increase during fiscal year 2014 as we add headcount to support the continued growth of our business and as a result of our acquisition of Sterci.

Amortization of Intangible Assets. We amortize our intangible assets in proportion to the estimated rate at which the asset provides economic benefit to us. Accordingly, amortization expense rates are often higher in the earlier periods of an asset's estimated life. The increase in amortization expense for the fiscal year ended June 30, 2013 as compared to the prior fiscal year occurred as a result of increased expense from intangible assets associated with our recent acquisitions. We expect amortization expense to be approximately $15.7 million for fiscal 2014 not including the impact of our acquisition of Sterci.

Loss on Derivative Instruments, Net

	Fiscal Year Ended June 30,		(Decrease) Between Periods	
			2013 Compared to 2012	
	2013	2012		
	(in thousands)			%
Loss on derivative instruments, net	$(4,435)	$—	$(4,435)	—

Loss on Derivative Instruments, net. During the fiscal year ended June 30, 2013 we recorded a net loss of $4.4 million related to changes in fair value of derivative instruments associated with our Notes; there were no similar derivative instruments during the fiscal year ended June 30, 2012. As of June 30, 2013 all of our derivative instruments met the classification requirements for inclusion within stockholders' equity and as such are not subject to on-going fair value re-measurement. Accordingly, we do not anticipate recognizing additional gains or losses related to changes in the fair value of these instruments. We are required, for the remaining term of the Notes, to assess whether we continue to meet the stockholders' equity classification requirements. If in any future period we fail to satisfy those requirements we would need to reclassify the derivative instruments out of stockholders' equity, to either assets or liabilities depending on their nature, and record those instruments at fair value with changes in fair value reflected in earnings.

Other Income (Expense), Net

	Fiscal Year Ended June 30,		Increase (Decrease) Between Periods	
			2013 Compared to 2012	
	2013	2012		
	(in thousands)			%
Interest income	$ 629	$ 453	$ 176	38.9
Interest expense	(7,550)	(23)	(7,527)	(32726.1)
Other income (expense), net	(1)	(389)	388	99.7
Other income (expense), net	$(6,922)	$ 41	$(6,963)	(16982.9)

Other Income (Expense), Net. For the fiscal year ended June 30, 2013 as compared to the prior fiscal year, interest income increased as a result of higher average cash balances in the fiscal year ended June 30, 2013. Interest expense increased significantly as a result of interest expense related to our Notes and consisted of cash interest expense of $1.6 million, amortization of debt discount of $5.3 million and amortization of debt issuance costs of $0.7 million. Other expense in fiscal 2013 arose from certain realized foreign exchange losses associated with both the British Pound Sterling and the European Euro. We expect that interest expense related to our convertible debt offering will increase during fiscal 2014 as we recognize a full year of interest expense.

Provision for Income Taxes

We recorded an income tax benefit of $3.9 million for the fiscal year ended June 30, 2013 compared to income tax expense of $5.6 million for the fiscal year ended June 30, 2012. The income tax benefit in fiscal 2013 is predominantly due to a tax benefit associated with our US operations, offset in part by tax expense attributable to our UK, Australian and New Zealand operations. Tax expense in fiscal 2012 is predominantly due to expense associated with our UK, US and Australian operations. The excess of our effective tax rate over statutory tax rates was primarily due to our inability to utilize certain foreign tax credits as a reduction to foreign income that is included in our US tax return. This has the effect of taxing certain income twice, resulting in a higher overall tax rate (or a decrease in the overall US tax benefit).

Fiscal Year Ended June 30, 2012 Compared to Fiscal Year Ended June 30, 2011

Segment Information

The following tables represent our segment revenues and our segment measure of profit:

	Fiscal Year Ended June 30,		Increase (Decrease) Between Periods	
			2012 Compared to 2011	
	2012	2011		
	(in thousands)		(in thousands)	%
Segment revenue:				
Payments and Transactional Documents	$107,295	$103,196	$ 4,099	4.0
Banking Solutions	58,469	51,266	7,203	14.1
Hosted Solutions	58,520	34,919	23,601	67.6
	$224,284	$189,381	$34,903	18.4
Segment measure of profit:				
Payments and Transactional Documents	$ 25,437	$ 24,774	$ 663	2.7
Banking Solutions	8,671	10,227	(1,556)	(15.2)
Hosted Solutions	6,269	1,784	4,485	251.4
Total measure of segment profit	$ 40,377	$ 36,785	$ 3,592	9.8

A reconciliation of the measure of segment profit to our GAAP before the provision for income taxes is as follows:

	Fiscal Year Ended June 30,	
	2012	2011
	(in thousands)	
Total measure of segment profit	$ 40,377	$ 36,785
Less:		
Amortization of intangible assets	(15,753)	(12,662)
Stock-based compensation expense	(13,768)	(11,467)
Acquisition and integration related expenses	(1,987)	(1,677)
Restructuring charges	(1,609)	(1,111)
Add:		
Other income, net	41	558
Income before income taxes	$ 7,301	$ 10,426

Payments and Transactional Documents. The revenue increase for the fiscal year ended June 30, 2012 compared to the prior fiscal year was primarily attributable to increases in subscriptions and transactions revenue of $1.9 million, increases in software licenses revenue of $1.7 million, increases in professional services revenue of $1.0 million and an increase in maintenance revenue of $0.5 million partially offset by a decrease of $0.9 million in equipment and supplies revenue. The increases were primarily attributable to increased European revenue in our payment and document automation products. The increased revenue includes the unfavorable effect of foreign exchange rates of approximately $0.1 million primarily associated with the British Pound Sterling which depreciated against the US Dollar when compared to the prior fiscal year. The segment profit increase of $0.7 million for the fiscal year ended June 30, 2012 compared to the prior fiscal year was primarily attributable to the increased revenue as well as increased subscriptions and transactions and software license gross margins in payment and document automation products in our European and Asia Pacific regions. The increased gross margin was offset in part by increased operating expenses primarily related to increased sales and marketing costs.

Banking Solutions. The revenue increase in our Banking Solutions segment for the fiscal year ended June 30, 2012 compared to the prior fiscal year was primarily due to an increase of $5.7 million in subscriptions and transactions revenue, a $1.2 million increase in professional services revenue and a $0.8 million increase in maintenance revenue partially offset by a decrease of $0.6 million in software licenses revenue. The increased subscriptions and transactions revenue was primarily attributable to revenue from our commercial banking business, which we acquired in March 2012. The segment profit decrease of $1.6 million for the fiscal year ended June 30, 2012 compared to the prior fiscal year was primarily attributable to increased operating expenses of $6.5 million due to increased headcount related expenses largely associated with our commercial banking acquisition and increased product development initiatives, partially offset by improved gross margins driven by the increase in revenue.

Hosted Solutions. The revenue increase in our Hosted Solutions segment for the fiscal year ended June 30, 2012 compared to the prior fiscal year was primarily due to increased revenue from our legal spend management solutions of $15.8 million, increased revenue from our SWIFT Access Service solution of $4.2 million and increased revenue from our Paymode-X solution of $3.6 million. The legal spend management revenue increase was driven by the full year impact of our April 2011 acquisition of Allegient Systems, Inc. (Allegient). Similarly, the SWIFT Access Service revenue reflects a full year revenue impact of our October 2010 acquisition of SMA Financial Limited (SMA). The segment profit increased $4.5 million for the fiscal year ended June 30, 2012 compared to the prior fiscal year due primarily to improved subscriptions and transactions gross margins. The gross margin improvements were partially offset by increased operating expenses primarily associated with increased sales and marketing and product development headcount related expenses as we continued to develop and promote our newer products.

Revenues by Category

	Fiscal Year Ended June 30,		Increase (Decrease) Between Periods	
			2012 Compared to 2011	
	2012	2011		
	(in thousands)			%
Revenues:				
Subscriptions and transactions	$ 85,005	$ 55,133	$29,872	54.2
Software licenses	17,562	16,547	1,015	6.1
Service and maintenance	113,832	108,930	4,902	4.5
Equipment and supplies	7,885	8,771	(886)	(10.1)
Total revenues	$224,284	$189,381	$34,903	18.4

Subscriptions and Transactions. The increase in subscriptions and transactions revenues was due to increases in the revenue contribution from our Hosted Solutions segment of $22.3 million, our Banking Solutions segment of $5.7 million and our Payments and Transactional Documents segment of $1.8 million. The Hosted Solutions segment revenue increase was driven primarily by our legal spend management, Paymode-X and SWIFT Access Service solutions. The Banking Solutions segment revenue increase was driven primarily by our commercial banking acquisition.

Software Licenses. The increase in software license revenues was due to an increase of $1.7 million in our Payments and Transactional Documents segment driven by our European operations, partially offset by a decrease of $0.6 million from our Banking Solutions segment.

Service and Maintenance. The increase in service and maintenance revenues was primarily the result of an increase in professional services revenues of $1.2 million associated with ongoing banking projects, an increase in service and maintenance revenue from our European operations of $1.8 million and an increase in revenue related to the full year impact of our SMA acquisition of $1.4 million.

Equipment and Supplies. The decrease in equipment and supplies revenues was principally due to a decrease of $0.8 million in our North American operations.

Cost of Revenues

	Fiscal Year Ended June 30,		Increase (Decrease) Between Periods	
	2012	2011	2012 Compared to 2011	
	(in thousands)			%
Cost of revenues:				
Subscriptions and transactions	$ 41,266	$ 29,478	$11,788	40.0
Software licenses	2,082	1,352	730	54.0
Service and maintenance	51,559	47,975	3,584	7.5
Equipment and supplies	6,280	6,880	(600)	(8.7)
Total cost of revenues	$101,187	$ 85,685	$15,502	18.1
Gross profit	$123,097	$103,696	$19,401	18.7

Subscriptions and Transactions. Subscriptions and transactions costs decreased to 49% of subscriptions and transactions revenues for the fiscal year ended June 30, 2012 as compared to 53% of subscriptions and transactions revenues in the fiscal year ended June 30, 2011. The decrease in subscriptions and transactions costs as a percentage of revenue was due principally to gross margin improvement within our Banking Solutions segment, primarily related to the impact of commercial banking, and our SWIFT Access Service solutions within our Hosted Solutions segment.

Software Licenses. Software license costs increased to 12% of software license revenues for the fiscal year ended June 30, 2012 as compared to 8% of software license revenues in the fiscal year ended June 30, 2011. The increase in software license costs was primarily due to the cost of third party software that accompanies certain of our payment and transactional document sales in Europe and our banking products in North America.

Service and Maintenance. Service and maintenance costs remained consistent at 45% of service and maintenance revenues for the fiscal year ended June 30, 2012 as compared to 44% for the prior fiscal year. The slight increase in service and maintenance costs as a percentage of revenue was a result of increased professional services costs in our Banking Solutions segment related to large banking projects.

Equipment and Supplies. Equipment and supplies costs increased slightly to 80% of equipment and supplies revenues for the fiscal year ended June 30, 2012 as compared to 78% of equipment and supplies revenues for the prior fiscal year. The increase in costs as a percentage of revenue was due to a higher mix of lower margin transactions within our North American operations.

Operating Expenses

	Fiscal Year Ended June 30,		Increase Between Periods	
	2012	2011	2012 Compared to 2011	
	(in thousands)			%
Operating expenses:				
Sales and marketing	$ 49,902	$39,802	$10,100	25.4
Product development and engineering	28,687	21,862	6,825	31.2
General and administrative	21,495	19,502	1,993	10.2
Amortization of intangible assets	15,753	12,662	3,091	24.4
Total operating expenses	$115,837	$93,828	$22,009	23.5

Sales and Marketing. Sales and marketing expenses increased $10.1 million in the fiscal year ended June 30, 2012 as compared to the fiscal year ended June 30, 2011 principally due to an increase in headcount related costs of $8.1 million and travel related costs of $0.6 million due to the impact of our recent acquisitions and the impact of additional resources we hired to sell and promote our newer products, particularly within our Banking Solutions segment. In addition, we recognized approximately $0.3 million of sales and marketing related restructuring expense during fiscal 2012 compared to $0.4 million in fiscal 2011.

Product Development and Engineering. The increase in product development and engineering expenses of $6.8 million in the fiscal year ended June 30, 2012 as compared to the fiscal year ended June 30, 2011 was primarily attributable to increased employee related costs of $3.3 million and increased costs of $2.4 million related to contract employees and other development initiatives. These costs were incurred principally as we developed and enhanced our legal spend management, Paymode-X and banking products. In addition, we recognized approximately $0.5 million of product development and engineering related restructuring expense during fiscal 2012 compared to $0.1 million in fiscal year 2011.

General and Administrative. The increase in general and administrative expenses of $2.0 million in the fiscal year ended June 30, 2012 as compared to the fiscal year ended June 30, 2011 was principally attributable to an increase in employee related costs of $1.3 million and increased costs associated with contract employees of $0.4 million, partially attributable to our recent acquisitions. In addition, we recognized approximately $0.1 million of general and administrative related restructuring expense during fiscal 2012 compared to $0.3 million in fiscal 2011.

Amortization of Intangible Assets. We amortize our intangible assets in proportion to the estimated rate at which the asset provides economic benefit to us. Accordingly, amortization expense rates are often higher in the earlier periods of an asset's estimated life. The increase in amortization expense for the fiscal year ended June 30, 2012 as compared to the prior fiscal year occurred as a result of increased expense from intangible assets associated with our recent acquisitions.

Other Income (Expense), Net

	Fiscal Year Ended June 30,		Increase (Decrease) Between Periods	
			2012 Compared to 2011	
	2012	2011		
	(in thousands)			%
Interest income	$ 453	$437	$ 16	3.7
Interest expense	(23)	(79)	56	70.9
Other income (expense), net	(389)	200	(589)	(294.5)
Other income (expense), net	$ 41	$558	$(517)	(92.7)

Other Income (Expense), Net. For the fiscal year ended June 30, 2012 as compared to the prior fiscal year, interest income remained consistent as a result of similar average cash balances in each fiscal year. Interest expense remained insignificant in 2012. Other expense in fiscal 2012 arose from certain realized foreign exchange losses associated with both the British Pound Sterling and the European Euro, as compared to certain foreign exchange transaction gains in 2011.

Provision for Income Taxes

We recorded income tax expense of $5.6 million for the fiscal year ended June 30, 2012 compared to an income tax benefit of $25.5 million for the fiscal year ended June 30, 2011. Tax expense in fiscal 2012 is predominantly due to expense associated with our UK, US and Australian operations. The excess of our effective tax rate over statutory tax rates was primarily due to our inability to utilize certain foreign tax credits as a reduction to foreign income that is included in our US tax return. This has the effect of taxing certain income twice, resulting in a higher overall tax rate. The income tax benefit for fiscal year 2011 includes the impact of a $28.3 million benefit arising from the release of a portion of our US and UK valuation allowances that had been recorded against our deferred tax assets. The tax benefit arising from the release of our US and UK valuation allowance was $27.4 million and $0.9 million in 2011, respectively. The ability to release a portion of our US and UK valuation allowances was attributable to continued profitability in our US and UK operations, including the attainment of three years of cumulative profitability on a pre-tax basis during fiscal year 2011. The tax benefit for fiscal 2011 was partially offset by income tax expense associated with our UK and Australian operations, US tax expense associated with goodwill that is deductible for tax purposes but not amortized for financial reporting purposes, US state tax expense and an income tax benefit relating to a reduction in our unrecognized tax benefits upon the expiration of certain statutes of limitations.

Liquidity and Capital Resources

We have financed our operations primarily from cash provided by operating activities and the sale of our common stock and, with the issuance of the Notes in December 2012, with debt proceeds. We have generated positive operating cash flows in each of our last twelve completed fiscal years. Accordingly, we believe that the cash generated from our operations and the cash and cash equivalents we have on hand will be sufficient to meet our operating requirements for the foreseeable future.

In December 2012, we completed an underwritten public offering of $189.8 million aggregate principal amount of our 1.50% Convertible Senior Notes due December 1, 2017, (see Note 10). There are no restrictive covenants associated with these Notes. In connection with the Notes we also entered into convertible note hedge instruments at a purchase cost of $42.3 million, and sold warrants for proceeds of $25.8 million.

In August 2013, we utilized $120.2 million of our cash to acquire Sterci and have committed $5.4 million for the acquisition of Simplex, excluding the impact of estimated cash we will acquire of approximately $16.6 million, based on current exchange rates.

In addition to our operating cash requirements, we will require cash to pay interest on the Notes and to make principal payments on the Notes at maturity or upon conversion. As of January 17, 2013, we are permitted to settle any conversion obligation under the Notes in excess of the principal balance in either cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. We intend to satisfy any conversion premium by issuing shares of our common stock. We believe that the cash generated from our operations and the cash and cash equivalents we have on hand will be sufficient to meet our future obligations. If our existing cash resources along with cash generated from operations is insufficient to satisfy our funding requirements we may need to sell additional equity or debt securities or seek other financing arrangements. Although we believe based on our operations today that we would be successful in obtaining additional financing, we cannot be certain that financing alternatives will be available in amounts or at terms that are acceptable to us, or available to us at all.

In fiscal year 2013 we spent $33.3 million on acquisitions and investments in businesses, net of cash acquired.

One of our goals is to maintain and improve our capital structure. The key metrics we focus on in assessing the strength of our liquidity and a summary of our cash activity for the year ended June 30, 2013 and 2012 are summarized in the tables below:

	June 30, 2013	June 30, 2012
	(in thousands)	
Cash, cash equivalents and marketable securities	$293,077	$124,862
Long-term debt[1]	$138,582	$ —

(1) Our long-term debt as of June 30, 2013 consists of our convertible notes. The convertible notes are shown on our Consolidated Balance Sheet at a carrying value of $138.6 million at June 30, 2013 which represents the principal balance of $189.8 million less unamortized discount of $51.2 million.

	Fiscal Year Ended June 30,	
	2013	2012
	(in thousands)	
Cash provided by operating activities	$ 41,576	$ 35,415
Cash used in investing activities	(52,850)	(36,503)
Cash provided by financing activities	171,981	14,939
Effect of exchange rates on cash	(1,956)	(1,003)

Cash, cash equivalents and marketable securities. At June 30, 2013 our cash and cash equivalents of $283.6 million consisted primarily of cash deposits held at major banks and money market funds. The $158.8 million increase in cash and cash equivalents at June 30, 2013 from June 30, 2012 was primarily due to proceeds from our convertible debt issuance as well as cash generated from operations of $41.6 million and cash generated from the exercise of employee stock options of $5.7 million offset in part by cash used to fund acquisitions and investments in businesses of $33.3 million, purchase property and equipment of $10.1 million and the unfavorable effect of exchange rates on cash of $2.0 million.

At June 30, 2013 our marketable securities of $9.5 million consisted primarily of US treasury notes, residential mortgage-backed securities, and U.S. corporate debt securities.

Cash, cash equivalents and marketable securities included $66.3 million held by our foreign subsidiaries as of June 30, 2013, of which $20.8 million would be subject to US tax rates if we sought to use those amounts to fund domestic operations. Cash and cash equivalents held by our foreign subsidiaries are denominated in currencies other than US Dollars. Decreases in the foreign currency exchange rates of the British Pound, European Euro, and Australian Dollar to the US Dollar decreased our overall cash balances by approximately $2.0 million in the fiscal year ended June 30, 2013. Further changes in the foreign currency exchange rates of these currencies could have a significant effect on our overall cash balances. However, we continue to believe that our existing cash balances, even in light of the foreign currency volatility we frequently experience, are adequate to meet our operating requirements for the foreseeable future.

We intend to continue to permanently reinvest our earnings from foreign subsidiaries, and we currently do not anticipate that we will need funds generated from our foreign subsidiaries to fund our domestic operations. If in the future we were to change our intention with respect to permanent reinvestment of earnings from our foreign subsidiaries, any foreign earnings that had previously not been taxed in the US would generally become subject to US tax at statutory rates.

Operating Activities. Cash generated from operating activities primarily relates to our net income or loss less the impact of non-cash expenses and changes in working capital. Cash generated from operations increased by $6.2 million in the fiscal year ended June 30, 2013 versus the prior fiscal year. The increase in cash generated from operations was primarily due to a decrease in cash used in accounts receivable of $6.2 million, an increase in cash provided by other assets of $3.2 and an increase in cash provided by deferred revenue of $5.1 million, partially offset by an increase in cash used in accrued expenses of $5.9 million when compared to the same period in the prior year.

At June 30, 2013, we had US net operating loss carryforwards of $67.6 million, which expire at various times through year 2033 and foreign net operating loss carryforwards of $8.0 million, primarily in Europe, which have no statutory expiration date. We also have approximately $3.6 million of research and development tax credit carryforwards available which expire at various points through year 2033. Our operating losses and tax credit carryforwards may be subject to limitations under provisions of the Internal Revenue Code.

At June 30, 2013, a portion of the deferred tax assets associated with our US and European operations have been reserved since, given the available evidence, it was deemed more likely than not that these deferred tax assets would not be realized.

Investing Activities. During the year ended June 30, 2013, we completed several business and asset acquisitions using cash (net of cash acquired) of $33.3 million. The increase in net cash used in investing activities for the fiscal year ended June 30, 2013 versus the prior fiscal year was primarily due to the $33.3 million in cash used to fund current year acquisitions as compared to the $27.4 million of cash we used during the prior fiscal year. In fiscal 2013 we also used cash to purchase marketable securities of $9.5 million. The cash we used to fund acquisitions during fiscal 2013 and 2012 was as follows:

2013 Acquisition Activity

- In September 2012, we completed the acquisition of Albany Software Ltd for a cash payment of $28.3 million (net of cash acquired).
- In October 2012, we acquired certain assets and assumed certain liabilities of 5280 Dynamic Solutions LLC for a cash payment of $1.6 million.
- In February 2013, we acquired Prilos AG for cash of $0.4 million (net of cash acquired).
- In March 2013, we made an investment of $3.0 million in a privately held technology company.

2012 Acquisition Activity

- In November 2011, we acquired IDT for a cash payment of $1.6 million (net of cash acquired).
- In November 2011, we acquired substantially all of the assets and assumed certain liabilities of Logical Progression for a cash payment of $1.4 million.
- In February 2012, we paid additional consideration of $4.4 million to Bank of America upon the migration of acquired contracts associated with Bank of America's Global Commission Payments business, which we acquired in 2010, to our Paymode-X solution.
- In March 2012, we acquired substantially all of the assets and related operations of Intuit's commercial banking business for a cash payment of $20.0 million.

Financing Activities. The increase in cash provided by financing activities for the fiscal year ended June 30, 2013 as compared to the prior fiscal year was predominantly due to the proceeds, net of debt issuance costs, received from our issuance of the Notes of $183.9 million, offset in part by net cash used of $16.6 million related to our purchase of Note Hedges and a sale of Warrants in connection with the Notes.

Contractual Obligations

Following is a summary of future payments that we are required to make under existing contractual obligations as of June 30, 2013:

	Payment Due by Period				
	Total	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**More Than 5 Years**
			(in thousands)		
Convertible senior notes	$189,750	$ —	$ —	$189,750	$ —
Interest on convertible senior notes	12,571	2,846	8,539	1,186	—
Operating lease obligations	19,160	3,136	7,110	4,387	4,527
Other contractual obligations	8,545	3,583	4,853	109	—
Total	$230,026	$9,565	$20,502	$195,432	$4,527

Purchase orders are not included in the table above. Our purchase orders represent authorizations to purchase rather than binding agreements. The contractual obligation amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under contract that we can cancel without a significant penalty are not included in the table above. Also excluded from the table is our estimate of unrecognized tax benefits, for which cash settlement may be required, in the amount of $1.0 million. These amounts have been excluded because, as of June 30, 2013, we are unable to estimate the timing of future cash outflows, if any, associated with these liabilities as we do not currently anticipate settling any of these tax positions with cash payment in the foreseeable future.

Off-Balance Sheet Arrangements

During the fiscal year ended June 30, 2013 we did not have any off-balance sheet arrangements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

Interest rate risk

Our exposure to financial risk, including changes in interest rates, relates primarily to our cash and cash equivalents and marketable securities. We have not entered into any interest rate swap agreements or other instruments to minimize our exposure to interest rate fluctuations. Our cash and cash equivalents typically consist of demand deposit accounts, money market mutual funds and U.S. Treasury securities. Based on our current average balances of cash and cash equivalents a significant change in interest rates could have a material effect on our operating results. Based on our average cash and cash equivalents balance, average actual interest rates and actual interest income during the respective annual periods, a 100 basis point change in interest rates would result in a hypothetical change of approximately $2.2 million, $1.3 million, and $1.3 million for the fiscal years ended 2013, 2012 and 2011, respectively, in our results of operations and cash flows.

Our marketable securities are held in government and US corporate debt securities with maturities of less than three years. A 100 basis point change in interest rates would not have had a significant impact on our income from marketable securities for the fiscal years ended June 30, 2013 and 2012.

Our convertible notes are at a fixed rate of interest.

Foreign currency exchange rate risk

We have significant operations located in the United Kingdom, where the functional currency is British Pound Sterling. We also have operations in Australia, where the functional currency is the Australian dollar, in Germany and France, where the functional currency is the European Euro and in New Zealand and Canada, where the functional currencies are the New Zealand Dollar and the Canadian Dollar, respectively. With the acquisition of Sterci in August 2013, we also have operations in Switzerland. We have not entered into any foreign currency hedging transactions or other instruments to minimize our exposure to foreign currency exchange rate fluctuations nor do we presently plan to in the future.

Foreign currency translation risk

The following sensitivity analysis is based on a hypothetical 10 percent increase or decrease in foreign currency exchange rates and presents the impact that such an increase or decrease would have had on our cash balances as of June 30, 2013 and 2012:

	Effect of a 10% Increase or Decrease in Exchange Rates	
	Cash and cash equivalents	
	2013	2012
	(in thousands)	
Between US Dollar and:		
British Pounds Sterling (+/-)	$6,026	$3,094
European Euro (+/-)	$ 199	$ 239
Australian Dollar (+/-)	$ 329	$ 334

A 10% increase or decrease in the exchange rate between the New Zealand Dollar and the US Dollar or the Canadian Dollar and the US Dollar would not have had a significant impact on our cash and cash equivalents at June 30, 2013 or June 30, 2012.

The following sensitivity analysis is based on a hypothetical 10 percent increase or decrease in foreign currency exchange rates and presents the impact that such an increase or decrease would have had on our revenue and net income (loss) for the years ended June 30, 2013, 2012 and 2011:

	Effect of a 10% Increase or Decrease in Average Exchange Rates					
	Revenue			Net income (loss)		
	2013	2012	2011	2013	2012	2011
	(in thousands)					
Between US Dollar and:						
British Pounds Sterling (+/-)	$7,977	$6,468	$5,374	$557	$396	$288
European Euro (+/-)	$ 431	$ 395	$ 388	$ 21	$ 50	$ 63
Australian Dollar (+/-)	$ 275	$ 277	$ 210	$ 17	$ 24	$ 8

A 10% increase or decrease in the average exchange rate between the New Zealand Dollar and the US Dollar or the Canadian Dollar and the US Dollar would not have had a significant impact on our revenue or net income for the years ended June 30, 2013, 2012 or 2011.

Foreign currency transaction risk

Foreign currency transaction gains and losses are generally not significant and our financial results would not be significantly impacted in the event of a 10% increase or decrease in the average exchange rates between the US dollar and the respective functional currencies of our international subsidiaries.

Derivative instruments risk

We are party to various derivative instruments related to the issuance of our convertible notes. As of June 30, 2013 all of our derivative instruments qualified for classification within stockholders' equity. After a final fair value re-measurement on January 17, 2013, the derivative instruments were reclassified to stockholders' equity, net of tax. We are required, however, for the remaining term of the Notes, to assess whether we continue to meet the stockholders' equity classification requirements and if in any future period we fail to satisfy those requirements we would need to reclassify these instruments out of stockholders' equity and back into a derivative asset or liability, at which point we would again be required to record any changes in fair value through earnings.

Item 8. *Financial Statements and Supplementary Data.*

Index to Financial Statements, Financial Statements and Supplementary Data appear within Item 15 of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2013. The term disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2013, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's report on internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and the independent registered public accounting firm's related audit report are included in Item 8 of this Form 10-K and are incorporated herein by reference.

No change in our internal control over financial reporting occurred during the fiscal quarter ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

See Executive Officers and Other Key Employees of the Registrant in Part I of this Annual Report on Form 10-K. We will furnish to the Securities and Exchange Commission a definitive Proxy Statement (the Proxy Statement) not later than 120 days after the close of the fiscal year ended June 30, 2013. The information required by this item is incorporated herein by reference to the information contained under the captions Proposal I—Election of Class III Directors, Section 16(a) Beneficial Ownership Reporting Compliance and Corporate Governance of the Proxy Statement.

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The text of our Code of Business Conduct and Ethics is posted in the Corporate Governance section of our website, www.bottomline.com. We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be disclosed pursuant to the disclosure requirements of Item 5.05 of Form 8-K.

Item 11. *Executive Compensation.*

The information required by this item is incorporated herein by reference to the information contained under the captions Executive Compensation, Director Compensation, Compensation Committee Interlocks and Insider Participation, Compensation Committee Report, and Employment and Other Agreements and Potential Payments Upon Termination or Change in Control of the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item is incorporated herein by reference to the information contained under the captions Security Ownership of Certain Beneficial Owners and Management and Equity Compensation Plan Information of the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is incorporated herein by reference to the information contained under the captions Employment and Other Agreements and Potential Payments Upon Termination or Change in Control, Proposal I—Election of Class III Directors, Corporate Governance and Certain Relationships and Related Transactions of the Proxy Statement.

Item 14. *Principal Accountant Fees and Services.*

The information required to be disclosed by this item is incorporated herein by reference to the information contained under the caption Principal Accountant Fees and Services and Pre-Approval Policies and Procedures of the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) *Financial Statements, Financial Statement Schedule and Exhibits*

Financial statement schedules not included have been omitted because of the absence of conditions under which they are required or because the required information, where material, is shown in the financial statements or notes.

(3) Exhibits:

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Years Ended June 30, 2013, 2012 and 2011

Year Ended	Balance at Beginning of Year	Activity (Charged to Revenue, Costs and Expenses)	Additions and Recoveries (1)	Deductions (2)	Balance at End of Year
			(in thousands)		
June 30, 2013	$586	300	62	179	$769
June 30, 2012	$429	239	—	82	$586
June 30, 2011	$481	88	69	209	$429

(1) Additions primarily represent increases to the allowance for doubtful accounts balance as a result of the impact of increases in foreign currency exchange rates.

(2) Deductions are principally write-offs and reductions to reserves as well as the impact of decreases in foreign currency exchange rates.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2013. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992 framework).

Based on our assessment, management concluded that, as of June 30, 2013, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on the Company's internal control over financial reporting. This report appears on page 48.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bottomline Technologies (de), Inc.

We have audited Bottomline Technologies (de), Inc.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Bottomline Technologies (de), Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bottomline Technologies (de), Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bottomline Technologies (de), Inc. as of June 30, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended June 30, 2013 of Bottomline Technologies (de), Inc. and our report dated August 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bottomline Technologies (de), Inc.

We have audited the accompanying consolidated balance sheets of Bottomline Technologies (de), Inc. as of June 30, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended June 30, 2013. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bottomline Technologies (de), Inc. at June 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bottomline Technologies (de), Inc.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated August 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 29, 2013

CONSOLIDATED BALANCE SHEETS

	June 30, 2013	June 30, 2012
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 283,552	$124,801
Marketable securities	9,525	61
Accounts receivable, net of allowances for doubtful accounts of $769 at June 30, 2013 and $586 at June 30, 2012	44,430	45,344
Inventory, net	416	480
Deferred tax assets	6,764	6,773
Prepaid expenses and other current assets	8,063	8,212
Total current assets	352,750	185,671
Property, plant and equipment, net	23,631	19,756
Customer related intangible assets, net	61,455	52,506
Core technology intangible assets, net	14,811	17,355
Other intangible assets, net	6,606	9,106
Goodwill	109,196	98,974
Other assets	17,073	9,003
Total assets	$ 585,522	$392,371
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 8,933	$ 8,841
Accrued expenses	16,070	17,170
Deferred revenue	47,184	41,304
Total current liabilities	72,187	67,315
Convertible senior notes	138,582	—
Deferred revenue, non current	9,104	7,072
Deferred income taxes	5,457	1,641
Other liabilities	3,443	2,157
Total liabilities	228,773	78,185
Stockholders' equity:		
Preferred Stock, $.001 par value:		
Authorized shares—4,000; issued and outstanding shares—none	—	—
Common Stock, $.001 par value:		
Authorized shares—100,000 at June 30, 2013 and 50,000 at June 30, 2012; issued shares—37,903 at June 30, 2013 and 36,672 at June 30, 2012; outstanding shares—36,045 at June 30, 2013 and 34,741 at June 30, 2012	38	37
Additional paid-in-capital	499,182	438,732
Accumulated other comprehensive loss	(10,460)	(6,564)
Treasury stock: 1,858 at June 30, 2013 and 1,931 shares at June 30, 2012, at cost	(21,888)	(22,291)
Accumulated deficit	(110,123)	(95,728)
Total stockholders' equity	356,749	314,186
Total liabilities and stockholders' equity	$ 585,522	$392,371

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended June 30,		
	2013	2012	2011
	(in thousands, except per share data)		
Revenues:			
Subscriptions and transactions	$118,016	$ 85,005	$ 55,133
Software licenses	22,546	17,562	16,547
Service and maintenance	106,389	113,832	108,930
Equipment and supplies	7,823	7,885	8,771
Total revenues	254,774	224,284	189,381
Cost of revenues:			
Subscriptions and transactions	64,101	41,266	29,478
Software licenses	2,399	2,082	1,352
Service and maintenance	46,788	51,559	47,975
Equipment and supplies	5,998	6,280	6,880
Total cost of revenues	119,286	101,187	85,685
Gross profit	135,488	123,097	103,696
Operating expenses:			
Sales and marketing	62,825	49,902	39,802
Product development and engineering	32,974	28,687	21,862
General and administrative	27,076	21,495	19,502
Amortization of intangible assets	19,549	15,753	12,662
Total operating expenses	142,424	115,837	93,828
Income (loss) from operations	(6,936)	7,260	9,868
Loss on derivative instruments, net	(4,435)	—	—
Interest income	629	453	437
Interest expense	(7,550)	(23)	(79)
Other, net	(1)	(389)	200
Other income (expense), net	(11,357)	41	558
Income (loss) before income taxes	(18,293)	7,301	10,426
Income tax provision (benefit)	(3,898)	5,596	(25,467)
Net income (loss)	$(14,395)	$ 1,705	$ 35,893
Basic net income (loss) per common share	$ (0.41)	$ 0.05	$ 1.13
Diluted net income (loss) per common share	$ (0.41)	$ 0.05	$ 1.07
Shares used in computing basic net income (loss) per common share	35,444	34,268	31,660
Shares used in computing diluted net income (loss) per common share	35,444	35,244	33,453
Other comprehensive (loss) income, net of tax:			
Unrealized loss on available for sale securities	(3)	—	—
Foreign currency translation adjustments	(3,893)	(2,040)	4,834
Other comprehensive (loss) income, net of tax	(3,896)	(2,040)	4,834
Comprehensive (loss) income	(18,291)	(335)	40,727

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
					(in thousands)			
Balances at June 30, 2010	32,376	$ 32	2,051	$(22,657)	$375,700	$ (9,358)	$(133,326)	$210,391
Issuance of common stock for employee stock purchase plan and upon exercise of stock options	1,308	1	(170)	1,878	12,721	—	—	14,600
Issuance of common stock in connection with acquisition	134	—	—	—	2,939	—	—	2,939
Issuance of common stock in connection with stock offering, net of offering costs	354	1	—	—	4,863	—	—	4,864
Vesting of restricted stock awards	453	1	—	—	—	—	—	1
Stock compensation expense	—	—	—	—	11,467	—	—	11,467
Tax benefit associated with non qualified stock option exercises and forfeitures	—	—	—	—	685	—	—	685
Net income	—	—	—	—	—	—	35,893	35,893
Foreign currency translation adjustment	—	—	—	—	—	4,834	—	4,834
Balances at June 30, 2011	34,625	$ 35	1,881	$(20,779)	$408,375	$ (4,524)	$ (97,433)	$285,674
Issuance of common stock for employee stock purchase plan and upon exercise of stock options	519	—	(90)	992	5,717	—	—	6,709
Issuance of common stock in connection with warrant exercise, net of costs	1,000	1	—	—	8,452	—	—	8,453
Vesting of restricted stock awards	528	1	—	—	(1)	—	—	—
Stock compensation expense	—	—	—	—	13,768	—	—	13,768
Repurchase of common stock to be held in treasury			140	(2,504)				(2,504)
Tax benefit associated with non qualified stock option exercises and forfeitures	—	—	—	—	2,421	—	—	2,421
Net income	—	—	—	—	—	—	1,705	1,705
Foreign currency translation adjustment	—	—	—	—	—	(2,040)	—	(2,040)
Balances at June 30, 2012	36,672	$ 37	1,931	$(22,291)	$438,732	$ (6,564)	$ (95,728)	$314,186
Issuance of common stock for employee stock purchase plan and upon exercise of stock options	361	—	(113)	1,337	4,320	—	—	5,657
Vesting of restricted stock awards	870	1	—	—	(1)	—	—	—
Stock compensation expense	—	—	—	—	18,031	—	—	18,031
Repurchase of common stock to be held in treasury			40	(934)				(934)
Tax benefit associated with non qualified stock option exercises and forfeitures	—	—	—	—	50	—	—	50
Derivative settlement, net of tax					9,445			9,445
Sale of warrants					28,730			28,730
Equity issuance costs					(125)			(125)
Net income	—	—	—	—	—	—	(14,395)	(14,395)
Unrealized loss on available for sale securities, net of tax					—	(3)		(3)
Foreign currency translation adjustment	—	—	—	—	—	(3,893)	—	(3,893)
Balances at June 30, 2013	37,903	$ 38	1,858	$(21,888)	$499,182	$(10,460)	$(110,123)	$356,749

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended June 30,		
	2013	2012	2011
	(in thousands)		
Operating activities			
Net income (loss)	$(14,395)	$ 1,705	$ 35,893
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	19,549	15,753	12,662
Stock compensation expense	18,031	13,768	11,467
Depreciation and amortization of property, plant and equipment	6,861	5,724	5,140
Deferred income tax benefit	(8,729)	(724)	(28,146)
Provision for allowances on accounts receivable	300	239	88
Provision for allowances for obsolescence of inventory	72	4	2
Excess tax benefits associated with stock compensation	(99)	(2,434)	(718)
Amortization of debt issuance costs	654	—	—
Amortization of debt discount	5,326	—	—
Loss on derivative instruments, net	4,435	—	—
Loss on disposal of equipment	87	—	26
Loss (gain) on foreign exchange	21	38	(35)
Changes in operating assets and liabilities:			
Accounts receivable	2,195	(4,024)	(9,735)
Inventory	(16)	(129)	(27)
Prepaid expenses and other current assets	415	1,384	714
Other assets	930	(2,305)	1,474
Accounts payable	(93)	(52)	1,945
Accrued expenses	(2,290)	3,587	(2,119)
Deferred revenue	7,541	2,459	2,183
Other liabilities	781	422	(313)
Net cash provided by operating activities	41,576	35,415	30,501
Investing activities			
Acquisition of businesses and assets, net of cash acquired	(30,323)	(27,375)	(59,718)
Purchase of cost-method investment	(3,000)	—	—
Purchases of available-for-sale securities	(9,477)	—	(10,982)
Proceeds from sales of available-for-sale securities	—	—	10,982
Purchases of held-to-maturity securities	(62)	(63)	(54)
Proceeds from sales of held-to-maturity securities	62	63	54
Purchases of property and equipment, net	(10,106)	(9,128)	(4,692)
Proceeds from disposal of fixed assets	56	—	—
Net cash used in investing activities	(52,850)	(36,503)	(64,410)
Financing activities			
Proceeds from issuance of convertible senior notes	189,750	—	—
Debt issuance costs	(5,882)	—	—
Proceeds from issuance of warrants, net of issue costs	25,776	—	—
Purchase of convertible note hedges	(42,390)	—	—
Proceeds from sale of common stock, net	—	—	4,864
Proceeds from exercise of warrants, net	—	8,453	—
Proceeds from exercise of stock options and employee stock purchase plan	5,657	6,709	14,600
Repurchase of common stock	(934)	(2,504)	—
Excess tax benefits associated with stock compensation	99	2,434	718
Capital lease payments	(95)	(153)	(149)
Payment of bank financing fees	—	—	(3)
Net cash provided by financing activities	171,981	14,939	20,030
Effect of exchange rate changes on cash	(1,956)	(1,003)	3,074
Increase (decrease) in cash and cash equivalents	158,751	12,848	(10,805)
Cash and cash equivalents at beginning of year	124,801	111,953	122,758
Cash and cash equivalents at end of year	$283,552	$124,801	$111,953
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,347	$ 118	$ 76
Income taxes	$ 5,215	$ 2,806	$ 2,323
Non-cash investing and financing activities:			
Issuance of common stock in connection with acquisition of business	$ —	$ —	$ 2,939

See accompanying notes.

BOTTOMLINE TECHNOLOGIES (de), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended June 30, 2013, 2012 and 2011

1. Organization and Nature of Business

Bottomline Technologies (de), Inc. is a Delaware corporation that markets and provides cloud-based payment, invoice and banking solutions to corporations, insurance companies, financial institutions and banks around the world. Our solutions are used to streamline, automate and manage processes and transactions involving global payments, invoice receipt and approval, collections, cash management, risk mitigation, document management, reporting and document archive. Our products and services are sold to customers operating in many different industries throughout the world, but principally in the US, Europe and Asia-Pacific.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

The classification of certain personnel costs were reclassified from cost of sales to sales and marketing expense. This reclassification changed our gross profit and total operating expenses but did not affect our consolidated revenues, operating (loss) income, or net (loss) income. For fiscal years 2012 and 2011 the reclassification was $0.7 million and $0.5 million respectively. To provide consistent presentation of the measurement of cost of revenues and operating expenses, these changes, while not significant, are reflected for all periods presented.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates include, but are not limited to, revenue recognition (particularly revenue recognition associated with contracts accounted for on a percentage of completion basis), allowances for doubtful accounts, recoverability of deferred tax assets, determining the fair value associated with acquired assets and liabilities including deferred revenue, intangible asset and goodwill impairment and certain of our accrued liabilities. Actual results could differ from those estimates.

Foreign Currency Translation

We have various international subsidiaries in Europe, in the Asia-Pacific region and in Canada, whose functional currencies are either the British Pound Sterling or European Euro (in respect of our European subsidiaries), the Australian or New Zealand Dollar (in respect of our Australian or New Zealand subsidiaries) or the Canadian Dollar (in respect of our Canadian subsidiary). Assets and liabilities of all of our international subsidiaries have been translated into US dollars at year-end exchange rates, and results of operations and cash flows have been translated at the average exchange rates in effect during the year. Gains or losses resulting from foreign currency translation are included as a component of accumulated other comprehensive income or loss. Realized foreign currency transaction gains and losses are included in results of operations as incurred and are not significant to our overall operations.

Cash and Cash Equivalents

We consider all highly liquid instruments with an original maturity of three months or less to be cash equivalents. The carrying value of these instruments approximates their fair value. At June 30, 2013 our cash equivalents consisted of demand deposit accounts and money market funds.

Marketable Securities

All marketable securities must be classified as one of the following: held to maturity, available for sale, or trading. At June 30, 2013 we held $9.5 million of marketable securities which consisted primarily of US treasury notes, residential mortgage-backed securities, and U.S. corporate debt securities.

Our held to maturity investments, all of which mature within one year, are recorded at amortized cost and interest income is recognized in earnings when earned. The cost of securities sold is determined based on the specific identification method. At June 30, 2013 and 2012 the amortized cost of our held-to-maturity investments approximated their fair value.

Our securities classified as available for sale are recorded at fair value, with all unrealized gains or losses recorded as a component of other comprehensive income or (loss). At June 30, 2013 $4.1 million of our available for sale securities had maturities of less than one year and the remaining $5.4 million had maturities of between one and five years. At June 30, 2013, our net unrealized loss associated with our investment securities was not significant.

The table below presents information regarding our marketable securities by major security type as of June 30, 2013 and 2012.

	June 30, 2013			June 30, 2012		
	Held to Maturity	Available for Sale	Total	Held to Maturity	Available for Sale	Total
			(in thousands)			
Marketable securities:						
Corporate and other debt securities	55	9,470	9,525	61	—	61
Total marketable securities	$55	$9,470	$9,525	$61	$—	$61

Other Investments

- In April 2010, we made an investment of $0.3 million in a privately held technology company.
- In March 2013, we made an investment of $3.0 million in a privately held technology company.

These investments are being accounted for at cost, as we do not have the ability to exercise significant influence over the investees, and they are reported as a component of our other assets at June 30, 2013. The investments are evaluated periodically for indicators of impairment and impairment losses, to the extent occurring, would be recorded as an operating expense in the period incurred. At June 30, 2013, we reviewed the carrying value of these investments and concluded that they were not impaired.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and cash equivalents and accounts receivable. We had approximately $227 million of cash and cash equivalents invested with five financial institutions at June 30, 2013. Balances of cash and cash equivalents are typically in excess of any insurance, such as FDIC coverage, that may protect our deposits.

Our accounts receivable are reported in our consolidated balance sheet net of allowances for uncollectible accounts. We believe that the concentration of credit risk with respect to accounts receivable is limited due to the large number of companies and diverse industries comprising our customer base. On-going credit evaluations are performed, generally with a focus on new customers or customers with whom we have had no prior collections history, and collateral is generally not required. We maintain reserves for potential losses based on customer specific situations as well as our historic experience and such losses, in the aggregate, have not exceeded our expectations. There were no customers that, individually, accounted for more than 10% of our consolidated accounts receivable balance at June 30, 2013 or 2012. For the fiscal years ended June 30, 2013 and 2012, we had no customer that accounted for 10% or greater of our consolidated revenues. For the fiscal year ended June 30, 2011, we had one customer in our Banking Solutions segment that accounted for approximately 10% of our consolidated revenues.

Financial Instruments

The fair value of our financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable and accounts payable and our convertible senior notes are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. The fair value of these financial instruments is discussed in Note 3 – Fair Values of Assets and Liabilities.

Accounts Receivable

Accounts receivable include unbilled receivables of approximately $1.4 million and $2.5 million at June 30, 2013 and 2012, respectively. Unbilled receivables include revenues recognized on long-term contracts for which billings have not yet been presented to the customers, based on the contractually stipulated billing requirements.

Inventory

Inventory is stated at the lower of our cost of purchase (first-in, first-out method) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated amortization and depreciation. Depreciation is recorded over the estimated useful lives of the assets as follows:

Property and equipment	3-7 years
Software	3-5 years
Technical equipment	3-5 years
Building (Reading, England)	50 years
Leasehold improvements	Remaining lease term, inclusive of expected renewal periods

Periodically, based on specific transactions, we may assign a life outside of the general range of useful lives noted here if a specific asset's estimated period of use falls outside of the normal range.

Goodwill and Other Intangible Assets

We initially record goodwill and other intangible assets at their estimated fair values, and we review these assets periodically for impairment. In connection with prior business and asset acquisitions, we have recorded goodwill based on the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed. Goodwill is tested at least annually for impairment, historically during our fourth quarter.

Our specifically identifiable intangible assets, which consist principally of acquired core technology and customer related intangible assets, are reported net of accumulated amortization and are being amortized over their estimated useful lives at amortization rates that are proportional to each asset's estimated economic benefit. We review the carrying value of these intangible assets annually, or more frequently if indicators of impairment are present.

In performing our review of the recoverability of goodwill and other intangible assets we consider several factors, including whether there have been significant changes in legal factors or the overall business climate that could affect the underlying value of an asset. We also consider whether there is an expectation that the asset will be sold or disposed of before the end of its originally estimated useful life. In the case of goodwill, we must estimate the fair value of the reporting unit to which the goodwill is assigned. If as a result of examining any of these factors we conclude that the carrying value of goodwill or any other intangible asset exceeds its estimated fair value, we will recognize an impairment charge and reduce the carrying value of the asset to its estimated fair value.

Advertising Costs

We expense advertising costs as incurred. Advertising costs were $0.6 million, $0.7 million, and $0.7 million for the years ended June 30, 2013, 2012 and 2011, respectively.

Shipping and Handling Costs

We expense all shipping, handling and delivery costs in the period incurred, generally as a component of equipment and supplies cost of revenues.

Commissions Expense

We record commissions as a component of sales and marketing expense when earned by the respective salesperson. Excluding certain software licenses within our Banking Solutions segment, for which commissions are earned as revenue is recorded over the period of project performance, substantially all software commissions are earned in the month in which a customer order is received. Commissions associated with professional services are typically earned in the month that services are rendered. Commissions associated with post-contract customer support arrangements and subscription-based arrangements are typically earned when the customer is billed for the underlying contractual period. Commissions are normally paid within thirty days of the month in which they are earned.

Research and Development Expenditures

We expense research and development costs in the period incurred.

Debt Issuance Costs

We incurred certain third party costs in connection with our issuance of the convertible notes (the Notes), as defined in Note 10, principally related to underwriting and legal fees. These costs are included as part of other assets on our Consolidated Balance Sheet and will be amortized to interest expense ratably over the five-year term of the Notes.

Income Taxes and Income Tax Uncertainties

We recognize deferred tax assets and deferred tax liabilities based on differences in the financial reporting and tax basis of the underlying assets or liabilities, measured at tax rates that are expected to be in effect when the differences reverse. A valuation allowance to reduce the carrying value of deferred tax assets is recorded if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In respect of income tax uncertainties, we perform a two-step analysis for all tax positions. The first step involves an evaluation of the underlying tax position based solely on technical merits (such as tax law) and the second step involves measuring the tax position based on the probability of it being sustained in the event of a tax examination. We recognize tax benefits at the largest amount that we deem more likely than not will be realized upon ultimate settlement of any tax uncertainty. Tax positions that fail to qualify for recognition are recognized in the period in which the more-likely-than-not standard has been reached, when the tax positions are resolved with the respective taxing authority or when the statute of limitations for tax examination has expired.

We record any interest or penalties accruing in respect of uncertain tax positions as a component of income tax expense.

Share Based Compensation

We recognize expense for the estimated fair value of our stock-based compensation. The expense associated with share based payment awards is recognized on a straight-line basis over the award's vesting period.

Capitalized Software Costs

Capitalization of software development costs, other than software developed for internal use, which is discussed below, begins upon the establishment of technological feasibility. In the development of our products and our enhancements to existing products, technological feasibility is typically not established until substantially all product development is complete, including the development of a working model. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by us with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies. For the years ended June 30, 2013, 2012 and 2011, there were no material costs capitalized since substantially all development costs were incurred prior to attaining technological feasibility.

We capitalize certain costs associated with internal use software, including software that we use in providing our hosted and cloud-based solutions, during the application development stage. We expense costs associated with preliminary project phase activities, training, maintenance and any post-implementation period costs as incurred. For the year ended June 30, 2013 we capitalized $1.5 million in software development costs. For the years ended June 30, 2012, and 2011 there were no material costs capitalized.

Revenue Recognition

Software Arrangements

We recognize revenue on our software license arrangements when four basic criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable and collectability is probable. We consider a fully executed agreement or a customer purchase order to be persuasive evidence of an arrangement. Delivery is deemed to have occurred upon transfer of the product title to the customer or the completion of services rendered. We consider the arrangement fee to be fixed and determinable if it is not subject to adjustment and if the customer has not been granted extended payment terms. Excluding our long term contract arrangements for which revenue is recorded on a percentage of completion basis, extended payment terms are deemed to be present when any portion of the software license fee is due in excess of 90 days after the date of product delivery. In arrangements that contain extended payment terms, software revenue is recorded as customer payments become contractually due, assuming all other revenue recognition criteria have been met. We consider the arrangement fee to be probable of collection if our internal credit analysis indicates that the customer will be able to pay contractual amounts as they become due.

Our software arrangements often contain multiple revenue elements, such as software licenses, professional services, hardware and post-contract customer support. For multiple element software arrangements which qualify for separate element treatment, revenue is recognized for each element when each of the four basic criteria is met which, excluding post-contract customer support, is typically upon delivery. Revenue for post-contract customer support agreements is recognized ratably over the term of the agreement, which is generally one year. Revenue is allocated to each element, excluding the software license, based on vendor specific objective evidence (VSOE). VSOE is limited to the price charged when the element is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority. We do not have VSOE for our software licenses since they are seldom sold separately. Accordingly, revenue is allocated to the software license according to the residual value method. Under the residual value method, revenue equal to

VSOE of each undelivered element is recognized upon delivery of that element. Any remaining arrangement fee is then allocated to the software license. This has the effect of allocating any sales discount inherent in the arrangement to the software license fee.

Certain of our software license arrangements require significant customization and modification and involve extended implementation periods and do not qualify for separate element treatment. These arrangements are typically accounted for using percentage of completion contract accounting. In such arrangements, since we are able to make reasonably reliable estimates of progress toward completion, revenue is recognized over the life of the project as work is performed. Revenue earned in each reporting period is determined based on the percentage of labor hours incurred on the project as a percentage of total estimated labor hours. Customer payment milestones for both software and professional services fees on these long-term arrangements typically occur on a periodic basis over the period of project completion.

Non-Software Arrangements

For arrangements governed by general revenue recognition literature, such as with our hosted or Software as a Service (SaaS) offerings or equipment and supplies only sales, we recognize revenue when four basic criteria are met. These criteria are similar to those governing software transactions: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the arrangement fee is fixed or determinable and collectability is reasonably assured. For our SaaS offerings, revenue is generally recognized on a subscription or transaction basis over the period of performance.

For arrangements consisting of multiple elements, revenue is allocated to each element based on a selling price hierarchy. The selling price of each element is based on VSOE if available, third-party evidence (TPE) if VSOE is not available or estimated selling price (ESP) if neither VSOE nor TPE are available. The residual method of allocation in a non-software arrangement is not permitted and, instead, arrangement consideration is allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionately to each deliverable based on the proportion of each deliverable's selling price to the total arrangement fee. We are typically unable to establish TPE, which is based on the selling price charged by unrelated third-party vendors for similar deliverables when they are sold separately, as we are generally unable to obtain sufficient information on actual vendor selling prices to substantiate TPE. The objective of ESP is to estimate the price at which we would transact if the deliverable were sold separately rather than as part of a multiple element arrangement. Our determination of ESP considers several factors including actual selling prices for similar transactions, gross margin expectations and ongoing pricing strategy. We formally analyze our ESP determinations on at least an annual basis.

Whether a deliverable represents a separate unit of accounting, thus resulting in discrete revenue recognition as the revenue recognition criteria for that deliverable are met, is dependent on whether the deliverable has value to the customer on a standalone basis. A deliverable has standalone value if it is sold separately by us or any other vendor or if the deliverable could be resold by the customer. Additionally, in an arrangement that includes a general right of return related to delivered items, delivery or performance of any undelivered items must be considered probable and substantially within our control.

We periodically charge up-front fees related to installation and integration services in connection with certain of our hosted or SaaS offerings. These fees typically do not have stand-alone value and are deferred and recognized as revenue ratably over the estimated customer relationship period (generally five to seven years). The revenue recognition period associated with these fees normally commences upon customer implementation.

Contract origination costs and incremental direct costs are expensed as incurred.

Arrangements Including Both Software and Non-Software Deliverables

Periodically we will enter into an arrangement that contains both software and non-software deliverables. In such a transaction, the aggregate arrangement consideration is allocated to the software deliverables and non-software deliverables as a group, using the relative selling prices of each of the deliverables, by following the aforementioned selling price hierarchy. After this allocation is completed, the arrangement consideration allocated to the software deliverables is further allocated using the residual value method described above.

Regardless of the allocation methodology or the nature of the deliverables, we limit the amount of revenue that can be recognized for delivered items to the amount that is not contingent on future deliverables or subject to customer specific return or refund rights.

Earnings per Share

We calculate and present both basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding and excludes the dilutive effect of warrants, stock options or any other type of convertible securities. Diluted earnings per share is calculated based on the weighted average number of shares of common stock outstanding and the dilutive effect of stock options, warrants and other types of convertible securities are included in the calculation. Dilutive securities are excluded from the diluted earnings per share calculation if their effect is anti-dilutive.

401(k) and Defined Contribution Pension Plans

We have a 401(k) Plan (the Plan), whereby eligible US employees may contribute up to 60% of their eligible compensation, subject to limitations established by the Internal Revenue Code. We may contribute a discretionary matching contribution annually equal to 50% of each such participant's deferred compensation up to the first 5% of their annual eligible compensation. We charged approximately $1.4 million, $1.1 million and $0.9 million to expense in the fiscal years ended June 30, 2013, 2012 and 2011, respectively, associated with our matching contribution for those years.

We have a Group Personal Pension Plan (GPPP) for employees in the UK, whereby eligible employees may contribute a portion of their compensation, subject to their age and other limitations established by HM Revenue & Customs. We contribute 3% of the employee's annual compensation as long as the individual contributes a minimum of 1% of their annual compensation to the plan. We charged approximately $1.0 million, $0.9 million and $0.9 million to expense in the fiscal years ended June 30, 2013, 2012 and 2011, respectively, under the GPPP.

We are required by Australian government regulation to pay a certain percentage, currently 9%, of gross salary to a compliant Superannuation Fund for the benefit of our Australian employees. We charged approximately $0.2 million to expense in the fiscal years ended June 30, 2013, 2012 and 2011, respectively, reflecting our contribution to the Superannuation Fund.

Comprehensive Income or Loss

Comprehensive income or loss includes all changes in equity during a period from non-owner sources, such as foreign currency translation adjustments and unrealized gains and losses on available for sale securities.

Recent Accounting Pronouncements:

In June 2011, the Financial Accounting Standards Board (FASB) issued an accounting standards update regarding the presentation of comprehensive income in financial statements. The provisions of this standard provided an option to present the components of net income or loss and other comprehensive income or loss either as one continuous statement or as two separate but consecutive statements. We incorporated the continuous statement option of this standard effective with the period ending September 30, 2012. This changed the manner in which we present comprehensive income or loss in our overall financial statements, but did not result in any other accounting or financial reporting impact to us.

In September 2011, the FASB issued authoritative guidance permitting companies to use a series of qualitative assessments to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this guidance an entity is not required to calculate the fair value of a reporting unit unless, based on a qualitative assessment, it is more likely than not that a reporting unit's fair value is less than its carrying amount. However, an entity always has the option to perform a full quantitative assessment. The guidance includes examples of events and circumstances for an entity to consider in performing the qualitative assessment and is effective for fiscal years beginning after December 15, 2011 with early adoption permitted. We adopted this standard during our fiscal year 2013, beginning on July 1, 2012 and it did not have a material impact on us as we continued to perform a full quantitative assessment with respect to the fair value of our reporting units.

In February 2013, the FASB issued an accounting standards update which requires additional disclosures regarding the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. This guidance is effective for reporting periods beginning after December 15, 2012. We will adopt this guidance effective July 1, 2013 and do not expect that the adoption of this standard will have a significant impact on our consolidated financial statements.

In March 2013, the FASB issued an accounting standards update which permits an entity to release cumulative translation adjustments into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided, or, if a controlling financial interest is no longer held. The revised standard is effective for fiscal years beginning after December 15, 2013; however, early adoption is permitted. We do not expect the adoption of this standard to significantly impact our consolidated financial statements.

In June 2013, the Emerging Issues Task Force (EITF) reached final consensus on the presentation of an unrecognized tax benefit when a net operating loss carryforward or tax credit carryforward exists. This topic addresses the balance sheet presentation of a liability for an unrecognized tax benefit when settlement of the liability with the taxing authority would otherwise reduce a deferred tax asset for a net operating loss or tax credit carryforward under the provisions of the tax law. The EITF affirmed that an unrecognized tax benefit should be presented as a reduction of a deferred tax asset for a net operating loss or other tax credit carryforward when settlement in this manner is permissible under the tax law. This standard is applicable for annual periods beginning after December 31, 2013, and for interim periods within those annual periods. Accordingly, we will apply this standard beginning July 1, 2014, the first quarter of our 2015 fiscal year. We do not anticipate that this will have a material impact on our financial statements.

3. Fair Values of Assets and Liabilities

We measure fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the assumptions that market participants would use in pricing an asset or liability (the inputs) are based on a tiered fair value hierarchy consisting of three levels, as follows:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar instruments in active markets or for similar markets that are not active.

Level 3: Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants would price the asset or liability.

Valuation techniques for assets and liabilities include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management's interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.

At June 30, 2013 and 2012, our assets and liabilities measured at fair value on a recurring basis were as follows:

	June 30, 2013				June 30, 2012			
	Fair Value Measurements Using Input Types				Fair Value Measurements Using Input Types			
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Money market funds (cash and cash equivalents)	$85,880	$—	$—	$85,880	$65,743	$—	$—	$65,743
Available for sale securities								
Debt								
U.S. Corporate	4,125	—	—	4,125	—	—	—	—
Residential mortgage-backed	2,846	—	—	2,846	—	—	—	—
Government – U.S.	2,499	—	—	2,499	—	—	—	—
Total available for sale securities	$ 9,470	$—	$—	$ 9,470	$ —	$—	$—	$ —

Fair Value of Financial Instruments

We have certain financial instruments which consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and the Notes. Fair value information for each of these instruments is as follows:

- Cash and cash equivalents, accounts receivable and accounts payable fair value approximates their carrying values, due to the short-term nature of these instruments.
- Marketable securities classified as held to maturity are recorded at amortized cost, which at June 30, 2013 and 2012, approximated fair value.
- Marketable securities classified as available for sale are recorded at fair value. Unrealized gains and losses are included as a component of other comprehensive loss in shareholders' equity, net of tax.
- The Notes were recorded at $133.3 million upon issuance, which reflected their principal value less the fair value of the embedded conversion option (Conversion Feature). The carrying value of the Notes will be accreted, over the remaining term to maturity, to their principal value of $189.8 million. The fair value of the Notes (inclusive of the Conversion Feature) was approximately $204.9 million as of June 30, 2013. We estimated the fair value of the Notes by reference to quoted market prices; however the Notes have only a limited trading volume and as such this fair value estimate is not necessarily the value at which the Notes could be retired or transferred.

4. Product and Business Acquisitions

2013 Acquisition Activity

During the year ended June 30, 2013, we completed three business acquisitions for the aggregate purchase consideration of $34.4 million. Details of each acquisition follow below.

Prilos AG

On February 13, 2013, we acquired Prilos AG (Prilos), located in Hainburg, Germany for cash of €0.5 million (approximately $0.7 million based on exchange rates in effect at the acquisition date). Prilos is a long-time reseller of our document automation products in the German marketplace.

In the final allocation of the purchase price we recognized $0.2 million of goodwill, of which $0.1 million is deductible for income tax purposes in the US over a period of fifteen years. The goodwill is not deductible for income tax purposes in Germany. Prilos' operating results have been included in our operating results from the date of the acquisition forward as a component of the Payments and Transactional Documents segment and all of the goodwill was allocated to this segment. Identifiable intangible assets of $0.4 million represent customer related assets that are being amortized over a weighted average useful life of seven years.

5280 Dynamic Solutions LLC

On October 25, 2012, we acquired certain assets and assumed certain liabilities of 5280 Dynamic Solutions LLC (5280), a US based software company, in exchange for a cash payment of $1.6 million. The acquisition provides us with new technology with which we intend to expand our product offerings to include SharePoint-based document management solutions for accounts payable automation and other document-centric business needs.

In the final allocation of the purchase price we recognized $0.8 million of goodwill which is deductible for US income tax purposes over a period of fifteen years. 5280's operating results have been included in our operating results from the date of the acquisition forward as a component of the Payments and Transactional Documents segment and all of the goodwill was allocated to this segment. Identifiable intangible assets of $0.7 million include customer related assets and core technology that are being amortized over a weighted average useful life of ten years.

Albany Software Ltd.

On September 11, 2012, we completed the acquisition of Albany Software Ltd. (Albany), a UK based corporation. We acquired all of the Albany outstanding share capital in exchange for a cash payment of £20 million (approximately $32 million based on exchange rates in effect at the acquisition date). Albany is one of the UK's leading BACS solution providers and their solutions are used by more than 5,000 businesses to streamline, automate and manage processes involving the collection of direct debits and electronic payments.

In the final allocation of the purchase price set forth below we recognized $10.7 million of goodwill. The goodwill arose due to the recognition of certain deferred tax liabilities in purchase accounting and the assembled workforce of Albany. The goodwill is not deductible for income tax purposes.

Albany's operating results have been included in our operating results from the date of the acquisition forward as a component of the Payments and Transactional Documents segment and all of the Albany goodwill was allocated to this segment. Identifiable intangible assets aggregating $23.9 million are being amortized over a weighted average useful life of thirteen years. The identifiable intangible assets include customer related assets, core technology and other intangible assets (a tradename) and are being amortized over weighted average lives of fourteen years, five years and two years, respectively.

The final allocation of the Albany acquisition purchase price as of June 30, 2013 is as follows:

	(in thousands)
Current assets	$ 6,442
Property and equipment	334
Customer related intangible assets	21,786
Core technology	1,920
Other intangible assets	145
Goodwill	10,725
Current liabilities	(3,726)
Other liabilities	(5,489)
Total purchase price	$32,137

For the year ended June 30, 2013, revenues attributable to the above acquisitions, in the aggregate, represented less than 3% of our consolidated revenues and were integrated into our existing business lines in a manner that makes tracking or reporting earnings specifically attributable to these acquisition impracticable. As the above acquisitions were not material to our financial results, pro forma results of operations have not been presented. Acquisition expenses of approximately $1.0 million were expensed during the twelve months ended June 30, 2013, principally as a component of general and administrative expenses in connection with fiscal year 2013 acquisitions.

2012 Acquisition Activity

During the year ended June 30, 2012, we completed three business acquisitions for aggregate purchase consideration of $23.8 million in cash. Details of each acquisition follow, below.

Commercial Banking

On March 9, 2012, we acquired substantially all of the assets and related operations of Intuit, Inc.'s commercial banking business (commercial banking). The acquisition allowed us to extend our banking solutions to a broader set of customers, including medium-sized and small financial institutions which make up the majority of the banking market today. In the allocation of the purchase price set forth below, we recognized approximately $1.9 million of goodwill which arose principally due to the assembled workforce we acquired. The goodwill is deductible over a 15 year period for US income tax purposes. The commercial banking operating results were included in the results of the Banking Solutions segment from the date of the acquisition forward and all of the goodwill was allocated to this segment. Identifiable intangible assets aggregating $18.1 million are being amortized over a weighted average useful life of seven years. The identifiable intangible assets include customer related assets, core technology and other intangible assets and are being amortized over estimated weighted average useful lives of twelve, six and five years, respectively. The other intangible assets consist of assets arising from acquired contractual rights that include favorable economic terms, as compared to overall market rates, at the date of acquisition.

Logical Progression Group, Inc.

On November 30, 2011, we acquired substantially all of the assets and assumed certain liabilities of Logical Progression Group, Inc. (Logical Progression), an early stage company focused on the development of mobile solutions for the healthcare industry. Logical Progression's innovative technology, Logical Ink, is offered as part of our healthcare solutions portfolio. In the allocation of the purchase price set forth below, we recognized approximately $0.6 million of goodwill, which arose principally due to anticipated acquisition synergies and this amount is deductible over a 15 year period for US income tax purposes. Logical Progression operating results were included in the results of the Payments and Transactional Documents segment from the date of the acquisition forward and all of the goodwill was allocated to this segment. The identifiable intangible assets are being amortized over an estimated weighted average useful life of nine years.

IDT, Ltd.

On November 10, 2011, we acquired IDT Ltd. (IDT), a longtime partner and reseller of Bottomline's document automation solutions in the United Kingdom and continental Europe. The acquisition extended our market reach and added more than 140 customers to our customer base. In the allocation of the purchase price set forth below, based on foreign exchange rates at the time of the acquisition, we recognized approximately $0.6 million of goodwill. The goodwill arose due to anticipated acquisition synergies, the recognition of certain deferred tax liabilities in purchase accounting and the assembled workforce of IDT. The goodwill is not deductible for income tax purposes. The IDT operating results were included in the results of the Payments and Transactional Documents segment from the date of the acquisition forward and all of the goodwill was allocated to this segment. The customer related intangible asset is being amortized over an estimated useful life of nine years.

For the year ended June 30, 2012, revenues attributable to the commercial banking, Logical Progression and IDT acquisitions represented less than 5% of our consolidated revenues. For the year ended June 30, 2012, IDT represented less than 5% of our consolidated pretax income. Commercial banking and Logical Progression were integrated into our existing business lines in a manner that makes tracking or reporting earnings specifically attributable to these acquisitions impracticable. Acquisition costs of approximately $0.4 million were expensed during the twelve months ended June 30, 2012 principally as a component of general and administrative expenses in connection with these acquisitions. As these acquisitions were not material, either individually or in the aggregate, pro forma results of operations have not been presented.

Set forth below is the final allocation of the purchase price for the commercial banking, Logical Progression and IDT acquisitions.

	Commercial Banking	Logical Progression	IDT	Total
		(in thousands)		
Current assets	$ 5	$ 11	$1,396	$ 1,412
Property and equipment	359	5	5	369
Customer related intangible assets	4,422	329	1,678	6,429
Core technology	5,633	389	—	6,022
Other intangible assets	8,021	84	—	8,105
Goodwill	1,950	640	550	3,140
Current liabilities	(186)	(6)	(636)	(828)
Other liabilities	(204)	(4)	(603)	(811)
Total purchase price	$20,000	$1,448	$2,390	$23,838

The valuation of acquired intangible assets for our acquisitions was estimated by performing projections of discounted cash flow, whereby revenues and costs associated with each intangible asset are forecast to derive expected cash flow which is discounted to present value at discount rates commensurate with perceived risk. The valuation and projection process is inherently subjective and relies on significant unobservable inputs (Level 3 inputs). The valuation assumptions also take into consideration our estimates of contract renewal, technology attrition and revenue projections.

Payment of Additional Consideration, Global Commission Payments Acquisition

On February 24, 2010, we acquired certain customer contracts associated with Bank of America's Global Commission Payments business. The initial consideration paid by us was $1.0 million in cash. In February 2012, we paid additional consideration of $4.4 million to Bank of America upon the migration of acquired contracts to our Paymode-X solution. The total acquisition cost of $5.4 million was capitalized as a component of our customer-related intangible assets and is being amortized over an estimated useful life of seven years.

5. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	June 30, 2013	June 30, 2012
	(in thousands)	
Land	$ 288	$ 297
Buildings and improvements	10,527	8,251
Furniture and fixtures	4,377	3,127
Technical equipment	29,656	27,396
Software	18,517	14,745
Motor vehicles	172	—
	63,537	53,816
Less: Accumulated depreciation and amortization	39,906	34,060
	$23,631	$19,756

6. Goodwill and Other Intangible Assets

At June 30, 2013, the carrying value of our goodwill was approximately $109.2 million. The increase in goodwill during 2013 was due principally to our current year acquisitions.

The following tables set forth the information for intangible assets subject to amortization and for intangible assets not subject to amortization:

	As of June 30, 2013			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Life
		(in thousands)		(in years)
Amortized intangible assets:				
Customer related	$131,382	$ (69,927)	$ 61,455	11.0
Core technology	50,658	(35,847)	14,811	6.8
Other intangible assets	11,841	(5,235)	6,606	5.3
Total	$193,881	$(111,009)	$ 82,872	
Unamortized intangible assets:				
Goodwill			109,196	
Total intangible assets			$192,068	

	As of June 30, 2012			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Life
		(in thousands)		(in years)
Amortized intangible assets:				
Customer related	$111,159	$ (58,653)	$ 52,506	10.7
Core technology	48,534	(31,179)	17,355	7.5
Other intangible assets	11,801	(2,695)	9,106	5.9
Total	$171,494	$ (92,527)	$ 78,967	
Unamortized intangible assets:				
Goodwill			98,974	
Total intangible assets			$177,941	

Estimated amortization expense for fiscal year 2014 and subsequent fiscal years is as follows:

	(in thousands)
2014	$15,676
2015	13,581
2016	11,537
2017	9,233
2018	6,616
2019 and thereafter	26,229

The following table represents a rollforward of our goodwill balances, by reportable segment, as follows:

	Payments and Transactional Documents	Banking Solutions	Hosted Solutions
	(in thousands)		
Balance at June 30, 2011	$54,297	$6,503	$37,724
Goodwill acquired during the period	1,190	1,917	—
Purchase accounting and other adjustments	(31)	—	(1,191)
Impact of foreign currency translation	(1,127)	—	(308)
Balance at June 30, 2012	54,329	8,420	36,225
Goodwill acquired during the period	11,784	—	—
Purchase accounting and other adjustments	—	33	—
Reclassification	2,085	—	(2,085)
Impact of foreign currency translation	(1,336)	—	(259)
Balance at June 30, 2013	$66,862	$8,453	$33,881

During fiscal year 2013 we changed the internal reporting classification of certain operating lines. As a result of that change, certain operating lines previously included in our Hosted Solutions reporting segment are now included in our Payments and Transactional Documents reporting segment. Accordingly, we reclassified a portion of the goodwill from the Hosted Solutions segment to the Payments and Transactional Documents segment to account for this internal change.

7. Accrued Expenses

Accrued expenses consist of the following:

	June 30,	
	2013	2012
	(in thousands)	
Employee compensation and benefits	$ 8,149	$ 8,786
Professional fees	2,322	1,824
Accrued income taxes payable	2,003	1,625
Sales and value added taxes	1,484	1,532
Accrued royalties and hosting fees	323	990
Accrued interest	237	—
Other	1,552	2,413
	$16,070	$17,170

8. Restructuring Costs

During fiscal 2013, in response to recent acquisitions and business events, we realigned our workforce and recorded pre-tax restructuring expenses associated with severance related benefits to employees and facility exit costs.

We substantially completed the workforce realignment during the year ended June 30, 2013 and do not expect to recognize significant additional costs in future periods relating to this event. The severance related benefit costs were recorded as expense within the same functional expense category in which the affected employees had been assigned. The facility exit charges were recorded as expense within the same functional expense categories in which rental expense is recorded and were fully paid at June 30, 2013. Restructuring charges recorded in fiscal 2013 were expensed as follows:

	(in thousands)
Subscriptions and transactions cost of sales	$ 174
Service and maintenance cost of sales	141
Sales and marketing	294
Product development and engineering	86
General and administrative	484
	$1,179

At June 30, 2013, our remaining liability for severance related benefits was as follows:

	(in thousands)
Accrued severance benefits at June 30, 2012	$ 228
Additions charged to expense in 2013	1,021
Payments charged against the accrual	(1,236)
Accrued severance benefits at June 30, 2013	$ 13

In addition to the costs associated with severance related benefits noted above, we also recorded approximately $0.3 million of expense related to stock based compensation, primarily as a component of sales and marketing expense.

9. Commitments and Contingencies

Leases

We lease our principal office facility in Portsmouth, NH under a non-cancelable operating lease expiring in 2022. In addition, we have two five year options to further extend the term of this lease. Rent expense is fixed for the base term of the lease, subject to increases each year of 2.4% or five times the consumer price index, whichever is less. We are also required to pay certain incremental operating costs above the base rent.

We lease office space in certain other cities worldwide, under operating leases that expire at various dates. In addition to the base rent, we are typically also responsible for a portion of the operating expenses associated with these facilities. Where operating leases contain rent escalation clauses or certain types of landlord concessions, the financial effect of these items are included in the determination of the straight-line expense over the lease term.

Rent expense, net of sublease income, for the fiscal years ended June 30, 2013, 2012 and 2011 was $4.6 million, $4.8 million, and $3.6 million, respectively. Sublease income for the fiscal years ended June 30, 2013 2012 and 2011 was insignificant.

Future minimum annual rental commitments under our facilities, equipment, and vehicle leases at June 30, 2013 are as follows:

	(in thousands)
2014	$ 3,136
2015	2,577
2016	2,334
2017	2,199
2018	2,172
2019 and thereafter	6,742
	$19,160

Long Term Service Arrangements

We have entered into service agreements with minimum commitments ranging between one and six years that expire between the fiscal years 2014 and 2018, primarily for software licenses, hosting services and disaster recovery services. In addition to the base terms, we have options to extend the terms of the service agreements. Payments are fixed for the initial terms and are subject to increase in the event that we elect to extend the service.

Future minimum annual commitments under our long term service arrangements as of June 30, 2013 are as follows:

	(in thousands)
2014	$3,583
2015	2,452
2016	1,593
2017	808
2018	109
2019 and thereafter	—
	$8,545

Legal Matters

On June 29, 2012, ACI Worldwide, Inc. (ACI) filed a lawsuit in the Superior Court of Fulton County, Georgia against us and one of our employees alleging, among other things, tortious interference with contract and business relations, unjust enrichment and violation of the Georgia Trade Secrets Act of 1990, in connection with our hiring of several former ACI employees. The complaint sought injunctive relief, costs and unspecified monetary damages. This lawsuit was subsequently removed to the U.S. District Court for the Northern District of Georgia, Atlanta Division. The lawsuit was settled by the parties on January 21, 2013 and the case was dismissed with prejudice on February 4, 2013. The lawsuit and the settlement did not have a material adverse effect on our financial statements.

On February 12, 2013 R&N Check Corp (R&N) filed a lawsuit against us in the Superior Court of Rockingham County, New Hampshire. The lawsuit alleges breach of contract in connection with a patent purchase and settlement agreement that we entered into in January 2006 and seeks unspecified damages and recovery of legal costs. On March 18, 2013 we removed the lawsuit to the United States District Court for the District of New Hampshire and R&N thereafter filed a motion to remand to the New Hampshire state court. The parties attempted to resolve the matter through mediation in June 2013 but this was not successful. A trial date has tentatively been scheduled for June 2014. We intend to vigorously defend ourselves in this matter and do not currently believe that the outcome of this action will have a material adverse consequence on our financial statements.

We are, from time to time, a party to other legal proceedings and claims that arise out of the ordinary course of our business. Other than for the matters described above, we do not believe that there are claims or proceedings pending against us for which the ultimate resolution would have a material effect on, or require disclosure in, our financial statements.

10. Convertible Senior Notes

On December 12, 2012, we issued $189.8 million aggregate principal amount of our 1.50% Convertible Senior Notes maturing on December 1, 2017 (the Notes), inclusive of the underwriters' exercise in full of their over-allotment option of $24.8 million. Cash interest at a rate of 1.50% per year began to accrue on December 12, 2012 and is payable semi-annually on June 1 and December 1 of each year beginning on June 1, 2013. We received net proceeds from the offering of approximately $167.3 million after adjusting for debt issue costs, including the underwriting discount, as well as the net cash used to purchase the Note Hedges and sell the Warrants, as discussed below.

The Notes were issued under an indenture dated December 12, 2012 (the "Base Indenture") by and between us and The Bank of New York Mellon Trust Company, N.A., as Trustee and a First Supplemental Indenture dated December 12, 2012 (the "First Supplemental Indenture") by and between us and the Trustee (the Base Indenture and the First Supplemental Indenture are collectively referred to as the "Indenture"). There are no financial or operating covenants relating to the Notes.

The Notes are senior unsecured obligations of ours and rank senior in right of payment to any future unsecured indebtedness that is expressly subordinated in right of payment to the Notes, and equal in right of payment to any of our existing and future unsecured indebtedness that is not subordinated. The Notes are effectively junior in right of payment to any of our secured indebtedness (to the extent of the value of assets securing such indebtedness) and structurally junior to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. Prior to this offering, neither we nor our subsidiaries had any outstanding indebtedness for borrowed money. The Indenture does not limit the amount of debt that we or our subsidiaries may incur. The Notes are not guaranteed by us or any of our subsidiaries.

Holders may convert their Notes at their option, prior to the close of business on the business day immediately preceding June 1, 2017, in multiples of $1,000 principal amount, only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on March 31, 2013 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
- during the five business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of the convertible notes for each trading day of the measurement period was less than 98% of the product of the last reported sales price of our common stock and the conversion rate on each trading day; or
- upon the occurrence of specified corporate events, including a merger or a sale of all or substantially all of our assets.

On or after June 1, 2017 until the close of business on the second scheduled trading day immediately preceding the maturity date of December 1, 2017, holders may convert their Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

The conversion rate for the Notes is initially 33.3042 shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $30.03 per share of our common stock). The conversion rate is subject to customary adjustment for certain events as described in the Indenture. At the time we issued the Notes and prior to January 17, 2013, we did not have a sufficient number of available authorized shares of our common stock to enable us to settle, with shares of our common stock, the maximum obligations we may have under the Conversion Feature of the Notes. Therefore the Notes required, prior to us receiving an approval from our shareholders to increase the authorized shares of our common stock to an amount that would allow us to settle the maximum potential obligations under the Conversion Feature in shares, that we settle any such obligation in cash. Accordingly, the Conversion Feature was initially recorded as a derivative liability, measured at fair value, in our balance sheet.

The principal balance of the Notes is always required to be settled in cash. However, the Notes provide that once we receive approval to increase our authorized shares of common stock to an amount that would permit us to settle the entire maximum conversion obligation in shares, we are permitted at our election to settle any conversion obligation in excess of the principal portion in cash, shares of our common stock, or a combination of cash and shares of our common stock.

On January 17, 2013, our shareholders approved a proposal to amend our Amended and Restated Certificate of Incorporation to increase our authorized shares from 50,000,000 to 100,000,000 shares which is a sufficient number of shares to enable us to settle the entire maximum potential obligation under the Conversion Feature in shares, should we so elect. Accordingly, as of January 17, 2013 the Conversion Feature met the stockholders' equity classification requirements and was re-measured at fair value as of that date, with the change in fair value reflected in earnings, and was reclassified from a liability to stockholders' equity, net of taxes.

We may not redeem the Notes prior to their maturity date. If we undergo a fundamental change, (as described in the Indenture), subject to certain conditions, holders may require us to repurchase for cash all or part of their Notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Indenture contains customary events of default with respect to the Notes and provides that upon certain events of default occurring and continuing the Trustee may, and the Trustee at the request of such holders of at least 25% in principal amount of the convertible notes shall, declare 100% of the principal of and accrued and unpaid interest, if any, on the Notes to be due and payable. In case of certain events of bankruptcy, insolvency or reorganization, involving us or a significant subsidiary, 100% of the principal of and accrued and unpaid interest on the Notes will automatically become due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately.

Under limited circumstances, we may be required to pay contingent interest on the Notes as a result of failure to comply with the reporting obligations in the Indenture or failure to file required Securities and Exchange Commission documents and reports. When applicable, the contingent interest payable per $1,000 principal amount is 0.25% per annum over the applicable term as provided under the Indenture. The contingent interest features of the Notes are embedded derivative instruments. The estimated fair value of the contingent interest features of the Notes was zero at issuance and at June 30, 2013, as the likelihood of any liability being incurred under these provisions was deemed remote and, to the extent occurring, the time period during which a contingent interest charge would apply is projected to be short.

The Notes were recorded upon issuance using a residual method of valuation, meaning since the Conversion Feature was initially a derivative instrument recorded at fair value, we allocated debt proceeds to the Conversion Feature based on the fair value of that instrument and the residual proceeds were allocated to the Notes. The carrying amount of the Notes will be accreted to the principal amount over the remaining term to maturity and we will record a corresponding charge to interest expense.

The net carrying amount of the convertible notes at June 30, 2013 was as follows:

	(in thousands)
Principal amount	$189,750
Unamortized discount	(51,168)
Net carrying value	$138,582

We incurred certain third party costs in connection with our issuance of the Notes, principally related to underwriting and legal fees, which will be amortized to interest expense ratably over the five-year term of the Notes.

The following table sets forth total interest expense related to the convertible notes:

	Year Ended June 30,	
	2013	2012
	(in thousands)	
Contractual interest expense (cash)	$1,573	—
Amortization of debt issue costs (non-cash)	654	—
Amortization of debt discount (non-cash)	5,326	—
	$7,553	—
Effective interest rate of the liability component	6.60%	— %

Note Hedges

In December 2012, we entered into privately negotiated transactions to purchase hedge instruments (the Note Hedges), covering approximately 6.3 million shares of our common stock. The Note Hedges are subject to anti-dilution provisions substantially similar to those of the Notes, have a strike price that corresponds to the conversion price of the Notes, are exercisable by us upon any conversion under the Notes and expire on December 1, 2017.

The Note Hedges are generally expected to reduce the potential dilution to our common stock (or, in the event the Conversion Feature is settled in cash, to reduce our cash payment obligation) in the event that at the time of conversion our stock price exceeds the conversion price under the Notes. The cost of the Note Hedges, $42.3 million, is expected to be tax deductible as an original issue discount over the life of the Notes, as the Notes and the Note Hedges represent an integrated debt instrument for tax purposes.

The Note Hedges did not initially satisfy the accounting requirements necessary for classification within stockholders' equity, as upon issuance and prior to January 17, 2013 any transaction under the Note Hedges was required to be settled in cash. Accordingly, the Note Hedges were initially recorded as a derivative asset, measured at fair value, in our balance sheet.

As of January 17, 2013, the Note Hedges met the stockholders' equity classification requirements as we had an adequate level of authorized shares to permit us to settle the Note Hedges in shares of our common stock. Accordingly, on January 17, 2013 we re-measured the Note Hedges at fair value, with the change in fair value reflected in earnings, and this amount was reclassified from an asset to stockholders' equity, net of tax.

The Note Hedges are transactions that are separate from the terms of the Notes and the Warrants (discussed below) and holders of the Notes and the Warrants have no rights with respect to the Note Hedges.

Warrants

In December 2012, we received aggregate proceeds of $25.8 million, net of issue costs, from the sale of warrants (the Warrants), for the purchase of up to 6.3 million shares of our common stock, subject to antidilution adjustments, at a strike price of $40.04 per share. The Warrants are exercisable in equal tranches over a period of 150 days beginning on March 1, 2018 and ending on October 18, 2018.

The Warrants are also derivative instruments. A portion of the Warrants met the stockholders' equity classification requirements upon issuance and, as such, were recorded in equity as of that date. Certain of the Warrants, however, did not satisfy the requirements necessary for classification within stockholders' equity as, for the period of December 6, 2012 through December 12, 2012 we would have been required under certain circumstances to settle obligations with the counterparty to those Warrants in cash. Accordingly for this period the Warrants for which cash settlement might have been required were recorded as a derivative liability. The requirement to potentially cash settle a portion of the Warrants expired on December 12, 2012, and we did not incur any actual cash payment obligation thereunder prior to that date. On December 12, 2012 we re-measured the fair value of those Warrants that were initially recorded as a derivative liability and recorded a $2.8 million loss related to a change in fair value. Since as of December 12, 2012 we met the stockholders' equity classification requirements, the fair value of the Warrants were reclassified to stockholders' equity as of that date.

The Warrants are transactions that are separate from the terms of the Notes and the Note Hedges, and holders of the Notes and Note Hedges have no rights with respect to the Warrants.

11. Derivative Instruments

Our derivative instruments for the fiscal year ended June 30, 2013 consisted of the Note Hedges, Conversion Feature and Warrants as discussed in Note 10. As of June 30, 2013 each of these instruments met the classification requirements for inclusion within stockholders' equity and as such they were not subject to fair value re-measurement. We are required, for the remaining term of the Notes, to assess whether we continue to meet the stockholders' equity classification requirements. If in any future period we fail to satisfy those requirements we would need to reclassify the derivative instruments out of stockholders' equity, to either assets or liabilities depending on their nature, and record those instruments at fair value with changes in fair value reflected in earnings.

Changes in the fair value of our derivative instruments, prior to and as of the date of reclassification to stockholders' equity, were recognized in earnings as a component of "Loss on derivative instruments, net". The following table summarizes our net loss on changes in fair value and provides a rollforward of activity from inception of the derivative instrument through June 30, 2013. The Conversion Feature and Note Hedges are not actively traded and were valued using an option pricing model that uses observable and unobservable market data for inputs including the trading price and implied volatility of our common stock, risk-free interest rate and other factors.

The gain (loss) as a result of changes in the fair value of our derivative instruments for the fiscal year ended June 30, 2013 is as follows:

(in thousands)	Fair Value at Inception	Fair Value upon reclassification to equity	Fair Value at June 30, 2013	Gain/(loss) on derivative instruments for the fiscal year ending June 30, 2013
Note Hedges	$42,390	$50,086 (1)	n/a	$ 7,696
Conversion Feature	56,495	65,796 (1)	n/a	(9,301)
Warrants	12,950	15,780 (2)	n/a	(2,830)
Net loss on derivative instruments				$(4,435)

(1) The requirements for stockholders' equity classification for the Note Hedges and Conversion Feature were met as of January 17, 2013 and, as of that date, we re-measured the fair value of these instruments and reclassified those amounts to stockholders' equity. The fair values and resulting gain or loss are based on re-measurement at January 17, 2013.
(2) The conditions that gave rise to the potential cash settlement of a portion of the Warrants expired on December 12, 2012 and, as of that date, we re-measured the fair value of these instruments and reclassified that amount to stockholders' equity. The fair value and resulting loss is based on re-measurement at December 12, 2012.

12. Share Based Payments

We recognize expense for the estimated fair value of all share based payments to employees. We record expense associated with our share based payment awards on a straight-line basis over the award vesting period. For the fiscal years ended June 30, 2013, 2012, and 2011, we recorded expense of approximately $18.0 million, $13.8 million and $11.5 million, respectively, in connection with our share-based payment awards. For the fiscal years ended June 30, 2013 and 2012, we recognized tax benefits of $6.7 million and $5.8 million, respectively, related to the expense recorded in connection with our share-based payment awards.

Share Based Compensation Plans

Employee Stock Purchase Plan

On November 16, 2000, we adopted the 2000 Employee Stock Purchase Plan, which was amended on November 18, 2004 and November 18, 2010 (2000 Stock Purchase Plan), and which provides for the issuance of up to a total of 4,000,000 shares of common stock to participating employees. At the end of each designated purchase period, which occurs every six months on March 31 and September 30, employees purchase shares of our common stock with contributions of between 1% and 10% of their base pay, accumulated via payroll deductions, at an amount equal to 85% of the lower of the fair market value of the common stock on the first day of each 24-month offering period or the last day of the applicable six-month purchase period.

Our employee stock purchase plan has several complex features that make determining fair value on the grant date impracticable. Accordingly, we measure the fair value of these awards at intrinsic value (the value of our common stock less the employee purchase price) at the end of each reporting period. For the fiscal years ended June 30, 2013, 2012 and 2011, we recorded compensation cost of approximately $1.2 million, $0.7 million and $2.1 million, respectively, associated with our employee stock purchase plan. As a result of employee stock purchases in fiscal years 2013, 2012 and 2011, we issued approximately 113,000, 90,000 and 170,000 shares of our common stock, respectively. The aggregate intrinsic value of shares issued under the employee stock plan during fiscal years 2013, 2012 and 2011 was $1.0 million, $0.8 million and $2.3 million, respectively. At June 30, 2013, based on employee withholdings and our common stock price at that date, approximately 32,000 shares of common stock, with an approximate intrinsic value of $0.2 million would have been eligible for issuance were June 30, 2013 to have been a designated stock purchase date.

Stock Incentive Plans

2000 Employee Stock Incentive Plan

On November 16, 2000, we adopted the 2000 Stock Incentive Plan (the 2000 Plan), which provides for the issuance of stock options and restricted stock. Stock option awards under this plan have a 10-year contractual term. The 2000 Plan was administered by the Board of Directors, which had the authority to determine to whom options may be granted, the period of exercise and what other restrictions, if any, should apply. Vesting for awards granted under the 2000 Plan was principally over four years from the date of the grant, with 25% of the award vesting after one year and 6.25% of the award vesting each quarter thereafter. We initially reserved 1,350,000 shares of our common stock for issuance under the 2000 Plan.

In connection with the adoption of the 2009 Stock Incentive Plan (discussed below), we announced that all outstanding awards under the 2000 Plan would remain in effect, but no additional grants would be made under that plan.

2009 Stock Incentive Plan

On November 19, 2009, we adopted the 2009 Stock Incentive Plan (the 2009 Plan), which provides for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Stock option awards under this plan have a 10-year maximum contractual term and must be issued at an exercise price of not less than 100% of the fair market value of the common stock at the date of grant. The 2009 Plan is administered by the Board of Directors, which has the authority to determine to whom options may be granted, the period of exercise and what other restrictions, if any, should apply. Vesting for awards granted to-date under the 2009 Plan is principally over four years from the date of the grant, with 25% of the award vesting after one year and 6.25% of the award vesting each quarter thereafter. We initially reserved 2,750,000 shares of our common stock for issuance under the 2009 Plan, plus additional shares equal to the number of shares subject to outstanding awards under our prior plans which expire, terminate or are otherwise surrendered, cancelled, forfeited, or repurchased by us.

On November 17, 2011, we adopted an amendment to our 2009 Stock Incentive Plan to increase the number of shares of common stock authorized for issuance under the 2009 Plan by 2,800,000 shares. The plan remained unchanged in all other respects.

Valuation and Related Activity

Compensation cost associated with stock options represented approximately $0.8 million of the total share based payment expense recorded for the fiscal year ended June 30, 2013. The stock options were valued using a Black Scholes method of valuation and the resulting fair value is recorded as compensation cost on a straight line basis over the option vesting period. There were no stock option grants during the fiscal year ended June 30, 2013, 2012, or 2011.

A summary of stock option and restricted stock activity for 2013 is as follows; in respect of shares available for grant, the shares are available for issuance by us as either a stock option or as a restricted stock award:

		Non-vested Stock		Stock Options			
	Shares Available for Grant	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands, except per share data)						
Awards outstanding at June 30, 2012	3,805	1,905	$20.31	1,030	$10.74	5.23	$7,524
Awards granted (1)	(1,125)	879	$22.34	—	$ —		
Shares vested		(870)	$19.07				
Stock options exercised				(361)	$10.20		
Awards forfeited (1)	126	(74)	$22.36	(11)	$11.41		
Awards expired	—			(21)	$ 9.97		
Awards outstanding at June 30, 2013	2,806	1,840	$21.79	637	$11.06	4.10	$9,060
Stock options exercisable at June 30, 2013				589	$10.93	3.92	$8,466

(1) The 2009 Plan has a fungible share pool in which restricted stock awards are counted against the plan (or replenished within the plan, in respect of award forfeitures) as 1.28 shares for each one share of Common Stock subject to such restricted stock award.

The total intrinsic value of options exercised during the fiscal years ended June 30, 2013, 2012 and 2011 was approximately $5.6 million, $7.9 million and $14.0 million, respectively. The total fair value of stock options that vested during the fiscal years ended June 30, 2013, 2012 and 2011 was approximately $0.8 million, $1.4 million and $2.4 million, respectively. As of June 30, 2013, there was approximately $0.2 million of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 0.3 years.

The majority of our restricted stock awards vest over a four year period on a vesting schedule similar to our employee stock options; however, certain restricted stock awards vest over either a two or five year period and restricted stock awards granted to our non-employee directors upon his or her election to the Board of Directors and annually thereafter vest after a one year period. Restricted stock awards are valued based on the closing price of our common stock on the date of grant, and compensation cost is recorded on a straight line basis over the share vesting period. The total fair value of restricted stock awards that vested during the fiscal years ended June 30, 2013, 2012 and 2011 was approximately $16.6 million, $8.2 million and $5.5 million, respectively. We recorded expense of approximately $16.1 million associated with our restricted stock awards for the fiscal year ended June 30, 2013. As of June 30, 2013, there was approximately $32.5 million of unrecognized compensation cost related to restricted stock awards that will be recognized as expense over a weighted average period of 1.5 years. Approximately 0.9 million shares of restricted stock awards vested during the year ended June 30, 2013.

13. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share:

	Fiscal Year Ended June 30,		
	2013	2012	2011
	(in thousands, except per share data)		
Numerator—basic and diluted:			
Net income (loss)	$(14,395)	$ 1,705	$35,893
Less: Net income (loss) allocable to participating securities	—	—	—
Net income (loss) allocable to common stockholders—basic and diluted	$(14,395)	$ 1,705	$35,893
Denominator:			
Shares used in computing basic net income (loss) per share attributable to common stockholders	35,444	34,268	31,660
Effect of dilutive securities	—	976	1,793
Shares used in computing diluted net income (loss) per share attributable to common stockholders	35,444	35,244	33,453
Basic net income (loss) per share attributable to common stockholders	$ (0.41)	$ 0.05	$ 1.13
Diluted net income (loss) per share attributable to common stockholders	$ (0.41)	$ 0.05	$ 1.07

At June 30, 2013, 2012 and 2011, approximately, 2.9 million, zero and 11,000 shares of unvested restricted stock and stock options were excluded from the calculation of diluted earnings per share, respectively, as their effect on the calculation would have been anti-dilutive. As more fully discussed in Note 10, in December 2012 we issued convertible notes maturing in December 2017. We intend, upon conversion or maturity of the Notes, to satisfy any conversion premium by issuing shares of our common stock. We have also issued warrants for up to 6.3 million shares of our common stock at an exercise price of $40.04 per share. For the year ended June 30, 2013, shares potentially issuable upon conversion or maturity of the Notes or upon exercise of the warrants were excluded from our earnings per share calculations as their effect would have been anti-dilutive.

14. Operations by Industry Segments and Geographic Area

Segment Information

Operating segments are the components of our business for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our chief executive officer. Our operating segments are organized principally by the type of product or service offered and by geography.

During fiscal year 2013, we changed the internal reporting classification of certain operating lines. To ensure a consistent presentation of the measurement of segment revenues and profit or loss, these changes are reflected for all periods presented.

Similar operating segments have been aggregated into three reportable segments as follows:

Payments and Transactional Documents. Our Payments and Transactional Documents segment is a supplier of software products that provide a range of financial business process management solutions including making and collecting payments, sending and receiving invoices, and generating and storing business documents. This segment also incorporates our payments automation software for direct debit and receivables management and provides a range of standard professional services and equipment and supplies that complement and enhance our core software products. Revenue associated with the aforementioned products and services is typically recorded upon delivery. This segment also incorporates our check printing solutions in Europe as well as certain other solutions that are licensed on a subscription basis, revenue for which is typically recorded on a subscription or transaction basis or ratably over the expected life of the customer relationship.

Banking Solutions. Our Banking Solutions segment provides solutions that are specifically designed for banking and financial institution customers. Our commercial banking products are Software as a Service (SaaS) offerings focused predominantly on medium-sized and small banks and financial institutions, and revenue for these products is typically recognized on a subscription or transaction basis or ratably over the estimated life of the customer relationship. Our customized transaction banking solutions typically involve longer implementation periods and a significant level of professional services. Due to the customized nature of these products, revenue is generally recognized over the period of project performance on a percentage of completion basis. Periodically, we license these solutions on a subscription basis which has the effect of contributing to recurring revenue and the revenue predictability of future periods, but which also delays revenue recognition over a period that is longer than the period of project performance.

Hosted Solutions. Our Hosted Solutions segment provides customers with hosted SaaS offerings that facilitate electronic payment, electronic invoicing, and spend management. Our legal spend management solutions, which enable customers to create more efficient processes for managing invoices generated by outside law firms while offering insight into important legal spend factors such as expense monitoring and outside counsel performance, are included within this segment. This segment also incorporates our hosted payments and accounts payable automation solutions, including Paymode-X and SWIFT Access Service. Revenue within this segment is generally recognized on a subscription or transaction basis or ratably over the estimated life of the customer relationship.

Periodically a sales person in one operating segment will sell products and services that are typically sold within a different operating segment. In such cases, the transaction is generally recorded by the operating segment to which the sales person is assigned. Accordingly, segment results can include the results of transactions that have been allocated to a specific segment based on the contributing sales resources, rather than the nature of the product or service. Conversely, a transaction can be recorded by the operating segment primarily responsible for delivery to the customer, even if the sales person is assigned to a different operating segment.

Our chief operating decision maker assesses segment performance based on a variety of factors that can include segment revenue and a segment measure of profit or loss. Each segment's measure of profit or loss is on a pre-tax basis and excludes stock compensation expense, acquisition and integration related expenses (including acquisition related contingent consideration), amortization of intangible assets, impairment losses on equity investments, restructuring related charges and certain non-cash items related to our convertible notes. There are no inter-segment sales; accordingly, the measure of segment revenue and profit or loss reflects only revenues from external customers. The costs of certain corporate level expenses, primarily general and administrative expenses, are allocated to our operating segments at predetermined rates that are established as a percentage of the segment's budgeted revenues.

We do not track or assign our assets by operating segment.

We have presented segment information for the years ended June 30, 2013, 2012 and 2011 according to the segment descriptions above.

	Fiscal Year Ended June 30,		
	2013	2012	2011
		(in thousands)	
Segment revenue:			
Payments and Transactional Documents	$119,677	$107,295	$103,196
Banking Solutions	68,093	58,469	51,266
Hosted Solutions	67,004	58,520	34,919
	$254,774	$224,284	$189,381
Segment measure of profit:			
Payments and Transactional Documents	$ 30,774	$ 25,437	$ 24,774
Banking Solutions	4,683	8,671	10,227
Hosted Solutions	7,193	6,269	1,784
Total measure of segment profit	$ 42,650	$ 40,377	$ 36,785

A reconciliation of the measure of segment profit to our GAAP income before the provision for income taxes, is as follows:

	Fiscal Year Ended June 30,		
	2013	2012	2011
		(in thousands)	
Total measure of segment profit	$ 42,650	$ 40,377	$ 36,785
Less:			
Amortization of intangible assets	(19,549)	(15,753)	(12,662)
Stock-based compensation expense	(18,031)	(13,768)	(11,467)
Acquisition and integration related expenses	(10,827)	(1,987)	(1,677)
Restructuring charges	(1,179)	(1,609)	(1,111)
Loss on derivative instruments, net	(4,435)	—	—
Other income (expense), net	(6,922)	41	558
Income (loss) before income taxes	$(18,293)	$ 7,301	$ 10,426

The following depreciation expense amounts are included in the segment measure of profit (loss):

	Fiscal Year Ended June 30		
	2013	2012	2011
	(in thousands)		
Depreciation expense:			
Payments and Transactional Documents	$1,944	$1,646	$1,830
Banking Solutions	2,145	1,144	659
Hosted Solutions	2,772	2,934	2,651
Total depreciation expense	$6,861	$5,724	$5,140

We have presented geographic information about our revenues below. This presentation allocates revenue based on the point of sale, not the location of the customer. Accordingly, we derive revenues from geographic locations based on the location of the customer that would vary from the geographic areas listed here; particularly in respect of financial institution customers located in Australia and Canada for which the point of sale was the United States. With our August 2013 acquisition of Sterci, we expect revenues of continental Europe to increase in fiscal year 2014.

	Fiscal Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Revenues from unaffiliated customers:			
United States	$167,368	$152,358	$129,481
United Kingdom	79,774	64,680	53,743
Continental Europe	4,311	3,954	3,883
Asia-Pacific	3,321	3,292	2,274
Total revenues from unaffiliated customers	$254,774	$224,284	$189,381

Long-lived assets, excluding deferred tax assets and intangible assets, which are based on geographical location, were as follows:

	Fiscal Year Ended June 30,	
	2013	2012
	(in thousands)	
Long-lived assets:		
United States	$31,068	$19,189
United Kingdom	3,602	4,332
Continental Europe	24	5
Asia-Pacific	119	128
Total long-lived assets	$34,813	$23,654

15. Income Taxes

Deferred tax assets and liabilities are calculated based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying tax rates that are expected to be in effect when the differences reverse. Significant components of our deferred income taxes are as follows:

	June 30,	
	2013	2012
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 16,428	$11,728
Stock compensation	5,724	6,043
Research and development and other credits	4,184	3,314
Various accrued expenses	1,811	2,399
Deferred revenue	1,827	1,356
Property, plant and equipment	621	657
Allowances and reserves	252	248
Foreign tax deductions	139	205
Inventory	25	57
Capital loss	12	14
Total deferred tax assets	31,023	26,021
Valuation allowance	(6,656)	(6,756)
Deferred tax assets, net of valuation allowance	24,367	19,265
Deferred tax liabilities:		
Intangible assets	(9,804)	(7,559)
Convertible debt	(5,128)	—
Property, plant and equipment	(2,178)	(1,419)
Deferred revenue	(60)	(50)
Total deferred tax liabilities	(17,170)	(9,028)
Net deferred tax assets	$ 7,197	$10,237

We record a valuation allowance to reduce the carrying value of our deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of our deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, we recorded a $6.7 million valuation allowance against certain deferred tax assets at June 30, 2013, given the uncertainty of recoverability of these amounts. Approximately $3.2 million of the valuation allowance will be reversed through additional paid-in capital if realized, as it relates to excess tax benefits arising from non-qualified stock option exercises occurring prior to our adoption of the expense recognition criteria for share based payments.

At June 30, 2013, we had US net operating loss carryforwards of $67.6 million, which expire at various times through the year 2033. Included within this amount is approximately $41.5 million of excess tax deductions associated with restricted stock awards that have vested and with non-qualified stock options that have been exercised. When these excess tax benefits actually result in a reduction to currently payable income taxes, the benefit will be recorded as an increase to additional paid-in capital. Approximately $32.6 million of the aforementioned excess tax benefits have not been reflected as a component of our deferred tax assets at June 30, 2013, as these amounts are recognized for financial reporting purposes only when they actually reduce currently payable income taxes. We also had foreign net operating loss carryforwards (primarily in Europe) of $8.0 million, which have no statutory expiration date. We utilized approximately $0.5 million of net operating losses in 2013 in our foreign operations, predominately in Europe.

Our deferred tax liabilities were reduced by $0.1 million resulting from the enactment of legislation during fiscal year 2013 that decreased the UK statutory tax rates and by $0.1 million resulting from the impact of a non-recurring tax benefit arising from a change in our German tax rate as a result of a restructuring of our German operations. Our deferred tax assets were increased by $0.3 million resulting from the enactment of legislation during fiscal year 2013 that retroactively reinstated the research and development credit in the US.

We have approximately $3.6 million of research and development tax credit carryforwards available, which expire at various points through year 2033. Our operating losses and tax credit carryforwards may be subject to limitations under provisions of the Internal Revenue Code.

As of June 30, 2013, we had approximately $1.8 million of total gross unrecognized tax benefits, of which approximately $1.7 million represented the amount of unrecognized tax benefits that, if recognized, would favorably affect our effective income tax rate in future periods. Approximately $0.2 million of the gross unrecognized tax benefits resulted in a reduction to the valuation allowance, and approximately $0.7 million of the gross unrecognized tax benefits resulted in a reduction to tax credit carryforwards. We currently anticipate that our unrecognized tax benefits will decrease within the next twelve months by approximately $0.1 million, as a result of the expiration of certain statutes of limitations associated with intercompany transactions subject to tax in multiple jurisdictions.

We record a deferred tax asset if we believe it is more likely than not that we will recover that asset against future taxable income. In making this determination we consider historical and projected financial results, the planned reversal of existing deferred tax liabilities that provide a source of future taxable income and the availability of tax planning strategies.

The Notes we issued in December 2012 will result in a significant future expense burden to our US operations, particularly related to interest expense (and in particular, non-cash interest expense as the debt is accreted to the principal amount due upon maturity). In making our assessment of US deferred tax asset recoverability at June 30, 2013, we considered our projected future financial results, the planned reversal of existing deferred tax liabilities and the impact of a specific tax planning action that we believe will provide a significant future source of US taxable income. Based on our analysis, we concluded that it was more likely than not that our deferred tax assets will be recovered. However, if we are unable to generate future US taxable income sufficient to overcome the expense burden of the Notes, all or a portion of our US deferred tax assets might become impaired which would give rise to the recognition of significant deferred tax expense in the period in which that determination was made.

A summary of the changes in the gross amount of unrecognized tax benefits is shown below:

	(in thousands)
Balance at July 1, 2010	$1,541
Additions related to current year tax positions	347
Reductions related to prior year tax positions	(969)
Reductions due to lapse of statute of limitations	(279)
Foreign currency translation	101
Balance at June 30, 2011	741
Additions related to current year tax positions	290
Reductions due to lapse of statute of limitations	(51)
Foreign currency translation	(22)
Balance at June 30, 2012	958
Additions related to current year tax positions	854
Additions related to prior year tax positions	129
Reductions due to lapse of statute of limitations	(77)
Reductions due to settlements	(21)
Foreign currency translation	(14)
Balance at June 30, 2013	$1,829

We recognize interest and penalties related to uncertain tax positions as a component of income tax expense. To the extent that the accrued interest and penalties do not ultimately become payable, the amounts accrued will be derecognized and reflected as an income tax benefit in the period that such a determination is made. Our accrued interest and penalties related to uncertain tax positions as of June 30, 2013 and 2012, and recorded in each of the annual periods ending June 30, 2013, 2012, and 2011, were not significant.

We file US federal income tax returns and returns in various state, local and foreign jurisdictions. Generally, we are no longer subject to US federal, state and local, or foreign income tax examinations by tax authorities for years before 2001. Currently, we are not under examination relating to tax returns that have been previously filed.

We permanently reinvest the earnings, if any, of our international subsidiaries and therefore do not provide for US income taxes that could result from the distribution of such earnings to the US parent. If any such earnings were ultimately distributed to the US in the form of dividends or otherwise, or if the shares of our international subsidiaries were sold or transferred, we would likely be subject to additional US income taxes, net of the impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred US taxes on these undistributed earnings.

The provision for (benefit from) income taxes consists of the following:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
Current:			
Federal	$ (173)	$ 2,108	$ (349)
State	21	645	227
Foreign	4,983	3,567	2,801
	4,831	6,320	2,679
Deferred:			
Federal	(5,315)	202	(22,651)
State	(1,338)	151	(3,957)
Foreign	(2,076)	(1,077)	(1,538)
	(8,729)	(724)	(28,146)
	$(3,898)	$ 5,596	$(25,467)

The income tax expense (benefit) includes a tax benefit of $0.1 million, $0.1 million and $0.3 million for fiscal years 2013, 2012 and 2011, respectively, relating to a reduction in our unrecognized tax benefits upon the expiration of certain statutes of limitations.

We recorded an increase to additional paid-in capital of $0.1 million during fiscal year 2013 for excess tax benefits from vesting of restricted stock awards and from non-qualified stock option exercises that reduced currently payable income taxes.

Net income (loss) before income taxes by geographic area is as follows:

	Year Ended June 30,		
	2013	2012	2011
	(in thousands)		
United States	$(29,129)	$(1,158)	$ 4,898
United Kingdom	10,651	8,496	6,200
Continental Europe	(352)	(505)	(634)
Asia-Pacific	537	468	(38)
	$(18,293)	$ 7,301	$10,426

A reconciliation of the federal statutory rate to the effective income tax rate is as follows (certain prior year amounts in the reconciliation have been reclassified to conform to the fiscal year 2013 presentation):

	Year Ended June 30,		
	2013	2012	2011
Tax expense (benefit) at federal statutory rate	(35.0)%	35.0%	34.0%
State taxes, net of federal benefit	(7.4)	7.3	(29.6)
Foreign branch operations, net of foreign tax deductions	17.8	34.7	11.8
Convertible debt	5.5	—	—
Non-deductible acquisition costs	5.0	4.7	4.0
Changes in uncertain tax positions	3.9	3.1	—
Non-deductible other expenses	3.8	7.0	4.6
Non-deductible share-based payments	1.2	0.8	1.6
Change in valuation allowance	0.6	1.6	(260.4)
Changes in tax laws or rates	(2.1)	(1.7)	—
Research and development credit	(5.2)	(3.4)	(5.7)
Tax rate differential on foreign earnings	(8.5)	(12.2)	(4.1)
Other	(0.9)	(0.3)	(0.5)
	(21.3)%	76.6%	(244.3)%

The excess of our effective tax rate over statutory tax rates was primarily due to our inability to utilize certain foreign tax credits as a reduction to foreign income that is included in our US tax return. This has the effect of taxing certain income twice, resulting in a higher overall tax rate.

16. Guarantees

We generally offer a standard warranty on our products and services, specifying that our software products will perform in accordance with published product specifications and that any professional services will conform with applicable specifications and industry standards. Further, we offer, as an element of our standard licensing arrangements, an indemnification clause that protects the licensee against liability and damages, including legal defense costs arising from claims of patent, copyright, trademark or other similar infringements by our software products. To date, we have not had any significant warranty or indemnification claims against our products. At June 30, 2013 and 2012, warranty accruals were not significant.

Further, certain of our arrangements with customers include clauses whereby we may be subject to penalties for failure to meet certain service level requirements; however, we have not incurred any related material penalties to date.

17. Stock Repurchase Program

In May 2012 we announced a repurchase program for up to $20 million of our common stock. Through June 30, 2013 we had expended $3.4 million (repurchasing 180,000 shares) under this program.

18. Quarterly Financial Data (unaudited)

During fiscal year 2013 we changed the internal reporting classification of certain operating lines and revised the methodology used for recording certain personnel related costs. The reclassification changed our gross profit and total operating expenses but did not affect our consolidated revenues, operating (loss) income, or net (loss) income. To provide consistent presentation these changes, while not significant, are reflected for all periods presented.

The following table contains selected quarterly financial data for the twelve months ended June 30, 2012 and 2013. The quarterly earnings per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total year per share amounts.

	For the quarters ended							
	September 30, 2011	**December 31, 2011**	**March 31, 2012**	**June 30, 2012**	**September 30, 2012**	**December 31, 2012**	**March 31, 2013**	**June 30, 2013**
	(in thousands, except per share data)							
Revenues	$52,476	$55,094	$55,316	$61,398	$61,689	$63,609	$64,444	$65,032
Gross profit	29,329	30,737	29,312	33,719	33,478	33,237	34,177	34,596
Net income (loss)	$ 1,741	$ 2,464	$ (1,332)	$ (1,168)	$ 18	$ (7,040)	$ (3,559)	$ (3,814)
Basic net income (loss) per share	$ 0.05	$ 0.07	$ (0.04)	$ (0.03)	$ 0.00	$ (0.20)	$ (0.10)	$ (0.11)
Diluted net income (loss) per share	$ 0.05	$ 0.07	$ (0.04)	$ (0.03)	$ 0.00	$ (0.20)	$ (0.10)	$ (0.11)
Shares used in computing basic net income (loss) per share	33,710	34,160	34,460	34,744	34,909	35,284	35,644	35,941
Shares used in computing diluted net income (loss) per share	34,841	35,090	34,460	34,744	35,626	35,284	35,644	35,941

19. Subsequent Events

On August 20, 2013, we entered into a Share Purchase Agreement with SF21 SA ("Sterci"), a Swiss corporation, under which we acquired the outstanding share capital of Sterci for a cash payment of approximately $120.2 million based on current exchange rates.

On August 20, 2013, we also entered into a Share Purchase Agreement with Simplex GTP Limited ("Simplex") to acquire the outstanding share capital of Simplex, a UK based corporation, for a cash payment of $5.4 million based on current exchange rates. We anticipate completing the Simplex acquisition during the first quarter of fiscal 2014, subject to certain Simplex shareholder approvals and other customary closing conditions.

Sterci and Simplex are leading providers of financial messaging solutions utilizing the SWIFT global messaging network.

Preliminary purchase accounting estimates for Sterci are not yet available.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOTTOMLINE TECHNOLOGIES (DE), INC.

By: /s/ KEVIN M. DONOVAN

Kevin M. Donovan
Chief Financial Officer and Treasurer

Date: August 29, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ JOSEPH L. MULLEN **Joseph L. Mullen**	Chairman of the Board	August 29, 2013
/s/ ROBERT A. EBERLE **Robert A. Eberle**	President, Chief Executive Officer and Director (Principal Executive Officer)	August 29, 2013
/s/ KEVIN M. DONOVAN **Kevin M. Donovan**	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 29, 2013
/s/ JOSEPH L. BARRY JR. **Joseph L. Barry Jr.**	Director	August 29, 2013
/s/ MICHAEL J. CURRAN **Michael J. Curran**	Director	August 29, 2013
/s/ JENNIFER M. GRAY **Jennifer M. Gray**	Director	August 29, 2013
/s/ JEFFREY C. LEATHE **Jeffrey C. Leathe**	Director	August 29, 2013
/s/ JAMES L. LOOMIS **James L. Loomis**	Director	August 29, 2013
/s/ DANIEL M. MCGURL **Daniel M. McGurl**	Director	August 29, 2013
/s/ JAMES W. ZILINSKI **James W. Zilinski**	Director	August 29, 2013

EXHIBIT INDEX

Exhibit No.	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1*†	Asset Purchase Agreement dated August 5, 2009 between the Registrant and Bank of America, N.A.	10-Q	000-25259	2.1	11/9/2009	
2.2*	Agreement and Plan of Merger dated as of March 29, 2011, by and among the Registrant, BlackJack Acquisition Corp., LAS Holdings, Inc. and H.I.G. Law Audit, LLC.	8-K	000-25259	2.1	4/1/2011	
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	S-1	333-67309	3.2	11/13/1998	
3.2	Amended and Restated By-Laws of the Registrant, as amended.	10-K	000-25259	3.2	9/12/2007	
4.1	Specimen Certificate for Shares of Common Stock.	S-1	333-67309	4.1	1/7/1999	
4.2	Warrant dated September 14, 2009 issued by the Registrant to Bank of America, N.A.	10-Q	000-25259	4.1	11/9/2009	
4.3	Registration Rights Agreement dated September 14, 2009 between the Registrant and Bank of America, N.A.	10-Q	000-25259	4.2	11/9/2009	
10.1	Lease dated July 20, 1999, between the Registrant and 60 Cutter Mill Road Property Corp.	10-K	000-25259	10.33	9/28/2000	
10.2	Lease dated May 22, 2000, between the Registrant and 55 Broad Street L.P.	10-K	000-25259	10.34	9/28/2000	
10.3	Sublease dated August 31, 2000, between the Registrant and 325 Corporate Drive II, LLC.	10-K	000-25259	10.35	9/28/2000	
10.4	First Amendment to Sublease between the Registrant and 325 Corporate Drive II, LLC.	10-K	000-25259	10.52	9/30/2002	
10.5	Second Amendment to Sublease, effective as of October 1, 2001, between the Registrant and 325 Corporate Drive II, LLC.	10-Q	000-25259	10.1	11/13/2001	
10.6	Third Amendment to Sublease, effective as of June 30, 2010, between the Registrant and 325 Corporate Drive II, LLC.	10-K	000-25259	10.45	9/10/2010	
10.7	Fourth Amendment to Sublease, effective as of April 1, 2012, between the Registrant and 325 Corporate Drive II, LLC.	10-K	000-25259	10.7	8/27/2012	
10.8	Legal Charge dated as of December 17, 2001 between Bottomline Technologies Europe Ltd and National Westminster Bank Plc.	10-Q	000-25259	10.4	2/14/2002	
10.9	Debenture dated as of December 17, 2001 between Bottomline Technologies Europe Ltd and National Westminster Bank Plc.	10-Q	000-25259	10.5	2/14/2002	
10.10	Confirmation of Committed Business Overdraft Facility as of January 31, 2003 between Bottomline Technologies Europe Limited and National Westminster Bank Plc.	10-Q	000-25259	10.4	2/12/2003	
10.11	Confirmation of Committed Business Overdraft Facility as of January 9, 2004 between Bottomline Technologies Europe Limited and The Royal Bank of Scotland.	10-Q	000-25259	10.2	2/13/2004	
10.12	Confirmation of Committed Business Overdraft Facility as of February 7, 2005 between Bottomline Technologies Europe Limited and Royal Bank of Scotland.	10-Q	000-25259	10.3	2/8/2005	
10.13†	Services Agreement dated September 14, 2009 between the Registrant and Bank of America, N.A.	10-Q	000-25259	10.1	1/14/2010	
10.14	First Amendment to Services Agreement dated September 29, 2010 between the Registrant and Bank of America, N.A.	10-K	000-25259	10.19	9/9/2011	
10.15†	Second Amendment to Services Agreement dated September 27, 2010 between the Registrant and Bank of America, N.A.	10-K	000-25259	10.20	9/9/2011	
10.16†	Third Amendment to Services Agreement dated February 1, 2011 between the Registrant and Bank of America, N.A.	10-K	000-25259	10.21	9/9/2011	

Exhibit No.	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.17†	Fourth Amendment to Services Agreement dated September 15, 2011 between the Registrant and Bank of America, N.A.	10-Q	000-25259	10.1	11/8/2011	
10.18†	Fifth Amendment to Services Agreement dated September 15, 2011 between the Registrant and Bank of America, N.A.	10-Q	000-25259	10.1	2/7/2012	
10.19†	Sixth Amendment to Services Agreement dated September 15, 2011 between the Registrant and Bank of America, N.A.	10-Q	000-25259	10.2	2/7/2012	
10.20†	Seventh Amendment to Services Agreement dated October 25, 2011 between the Registrant and Bank of America, N.A.	10-Q	000-25259	10.3	2/7/2012	
10.21†	Eighth Amendment to Services Agreement dated January 5, 2012 between the Registrant and Bank of America, N.A.	10-Q	000-25259	10.1	5/10/2012	
10.22†	Ninth Amendment to Services Agreement dated January 13, 2012 between the Registrant and Bank of America, N.A.	10-Q	000-25259	10.2	5/10/2012	
10.23#	1998 Director Stock Option Plan, including form of non-statutory stock option agreement.	S-1	333-67309	10.3	11/13/1998	
10.24#	Forms of Restricted Stock Agreement under 2000 Stock Incentive Plan.	10-Q	000-25259	10.1	2/9/2006	
10.25#	2009 Stock Incentive Plan.	8-K	000-25259	99.1	11/25/2009	
10.26#	Amended 2009 Stock Incentive Plan.	8-K	000-25259	99.1	11/21/2011	
10.27#	Form of Restricted Stock Agreement for UK Participants.	10-Q	000-25259	10.1	5/7/2010	
10.28#	Form of Restricted Stock Agreement for Robert A. Eberle.	10-Q	000-25259	10.2	5/7/2010	
10.29#	Form of Restricted Stock Agreement for US Participants.	10-Q	000-25259	10.3	5/7/2010	
10.30#	Form of Stock Option Agreement for US Participants.	10-Q	000-25259	10.5	5/7/2010	
10.31#	Form of Stock Option Agreement for UK Participants.	10-Q	000-25259	10.6	5/7/2010	
10.32#	2000 Stock Incentive Plan, including form of stock option agreement for incentive and non-statutory stock options and form of stock option agreement for United Kingdom personnel.	10-K	000-25259	10.16	9/14/2004	
10.33#	Amended and Restated 2000 Employee Stock Purchase Plan.	8-K	000-25259	99.2	11/19/2010	
10.34#	Form of Restricted Stock Agreement for Non-Employee Directors.	10-Q	000-25259	10.4	5/7/2010	
10.35	Form of Indemnification Letter dated as of September 21, 2000.	10-Q	000-25259	10.1	11/14/2000	
10.36#	Amended and Restated Employment Agreement dated as of November 21, 2002 between the Registrant and Mr. Mullen.	10-Q	000-25259	10.1	2/12/2003	
10.37#	Amended and Restated Employment Agreement dated as of November 21, 2002 between the Registrant and Mr. Eberle.	10-Q	000-25259	10.2	2/12/2003	
10.38#	Letter Agreement dated as of September 30, 2005 between the Registrant and Joseph L. Mullen amending the Amendment and Restated Employment Agreement of Mr. Mullen dated as of November 21, 2002.	10-Q	000-25259	10.1	11/8/2005	
10.39#	Letter Agreement dated as of September 30, 2005 between the Registrant and Robert A. Eberle amending the Amendment and Restated Employment Agreement of Mr. Eberle dated as of November 21, 2002.	10-Q	000-25259	10.2	11/8/2005	
10.40#	Letter Agreement dated as of November 16, 2006 between the Registrant and Robert A. Eberle.	10-Q	000-25259	10.4	2/8/2007	
10.41#	Executive Retention Agreement dated as of November 16, 2006 between the Registrant and Kevin M. Donovan.	10-Q	000-25259	10.6	2/8/2007	
10.42#	Letter Agreement dated November 18, 2010 with Joseph L. Mullen.	10-Q	000-25259	10.1	2/7/2011	

Exhibit No.	Description	Incorporated by Reference Form	File No.	Exhibit	Filing Date	Filed Herewith
10.43#	Letter Agreement dated as of December 23, 2008 between the Registrant and Kevin M. Donovan.	10-Q	000-25259	10.3	2/6/2009	
10.44#	Service Agreement dated November 22, 1999 between Bottomline Technologies Limited and Nigel Savory.	10-Q	000-25259	10.1	11/8/2010	
10.45#	Deed of Variation to Service Agreement dated February 18, 2011 between Bottomline Technologies Limited and Nigel Savory.	10-Q	000-25259	10.1	5/6/2011	
10.46#	Letter Agreement dated as of December 23, 2008 between the Registrant and Robert A. Eberle.	10-Q	000-25259	10.2	2/6/2009	
21.1	List of Subsidiaries.					X
23.1	Consent of Ernst & Young LLP.					X
31.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.					X
31.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.					X
32.1	Section 1350 Certification of Principal Executive Officer.					X
32.2	Section 1350 Certification of Principal Financial Officer					X
101.INS**	XBRL Instance Document.					X
101.SCH**	XBRL Taxonomy Extension Schema Document					X
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document					X

Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(a) of Form 10-K.

† Indicates confidential treatment requested as to certain portions, which portions were omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Request.

** Submitted electronically herewith.

Attached as Exhibit 101 to this report are the following formatted in XBRL: (i) Consolidated Balance Sheets as of June 30, 2013 and 2012, (ii) Consolidated Statements of Comprehensive Income (Loss) for the years ended June 30, 2013, 2012 and 2011, (iii) Consolidated Statements of Stockholders' Equity and Comprehensive Income and Loss for the years ended June 30, 2013, 2012 and 2011, (iv) Consolidated Statements of Cash Flows for the years ended June 30, 2013, 2012 and 2011, and (v) Notes to Consolidated Financial Statements.

Bottomline has presented supplemental non-GAAP financial measures as part of the shareholder letter included in this Annual Report to Shareholders. The presentation of this information should not be considered in isolation to, or as a substitute for, the financial results presented in accordance with GAAP. Bottomline believes that these supplemental non-GAAP financial measures are useful to investors because they allow for an evaluation of the company with a focus on the performance of its core operations. Bottomline's executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Bottomline Technologies Reconciliation to Core Financial Results

Reconciliation to Core EBITDA

	Year Ended 6/30/2013
GAAP Net Loss	$ (14,395)
Adjustments:	
Interest, other	11,357
Income tax benefit	(3,898)
Depreciation	6,861
Amortization of intangible assets	19,549
Equity based compensation	18,031
Acquisition & integration related expenses	10,827
Restructuring expenses	1,179
Core EBITDA	$ 49,511

Reconciliation to Core Operating Income

	Year Ended 6/30/2013
GAAP Operating Loss	$ (6,936)
Adjustments:	
Amortization of intangible assets	19,549
Equity based compensation	18,031
Acquisition & integration related expenses	10,827
Restructuring expenses	1,179
Core Operating Income	$ 42,650

Reconciliation to Core EPS

	Year Ended 6/30/2013
GAAP Net Loss	$ (14,395)
Adjustments:	
Amortization of intangible assets	19,549
Equity based compensation	18,031
Acquisition & integration related expenses	10,827
Restructuring expenses	1,179
Net loss on derivative instruments	4,435
Non-cash interest expense	5,980
Core net income	$ 45,606
Diluted shares used in computing core EPS	36,235
Core EPS	$ 1.26

The shareholder letter contains forward-looking statements that involve risks and uncertainties including, without limitation statements reflecting our expectations about our future competitive position, market leadership and stockholder value. These and other statements (including but not limited to statements to the effect that we "believe", "expect" or similar expressions) that are not statements relating to historical matters should be considered forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of numerous important factors, including those discussed in "Risk Factors" in our annual report on Form 10-K.

BOARD OF DIRECTORS

Joseph L. Mullen
Chairman

Robert A. Eberle
President & Chief Executive Officer,
Bottomline Technologies

Joseph L. Barry, Jr.
Director

Michael J. Curran
Director

Jennifer M. Gray
Director

Jeffrey C. Leathe
Director

James L. Loomis
Director

Daniel M. McGurl
Director

James W. Zilinski
Director

EXECUTIVE OFFICERS

Robert A. Eberle
President & Chief Executive Officer

Kevin M. Donovan
Chief Financial Officer & Treasurer

Nigel K. Savory
Managing Director, Europe

SENIOR MANAGEMENT

Richard A. Bell
Senior Vice President and
General Manager, Financial Process
Solutions, North America

Karen S. Brieger
Vice President, Human Resources

Eric A. Campbell
Chief Technology Officer

Norman J. DeLuca
Managing Director, Banking
and Financial Services

Paul J. Fannon
Group Sales Director, Europe

Thomas D. Gaillard
Senior Vice President and General
Manager, Cloud Payment Solutions

John F. Kelly
General Manager, Legal Solutions

John J. Mason
Chief Information Officer

Andrew J. Mintzer
Executive Vice President of
Product Strategy and Delivery

Jessica Pincomb Moran
Vice President, Client Services

Eric K. Morgan
Senior Vice President, Global Controller

David G. Sweet
Executive Vice President,
Strategy and Corporate Development

Form 10-K
A copy of our Form 10-K is available
without charge upon written request to:

Bottomline Technologies (de), Inc.,
325 Corporate Drive,
Portsmouth, NH 03801
Attention: Corporate Secretary

or by telephone at (603) 436-0700

Common Stock Information
Our common stock is traded on the
NASDAQ Global Select Market under
the symbol "EPAY"

Annual Meeting
Our Annual Meeting of Stockholders will
be held at 3:00 p.m. local time on
Thursday, November 14, 2013
International Office Suites
One New Hampshire Avenue
New Hampshire Room
Portsmouth, NH 03801

Independent Registered Public Accounting Firm
Ernst & Young LLP
Boston, Massachusetts

Transfer Agent
Computershare Investor Services
PO Box 43023
Providence, RI 02940-4023

(877) 282-1168

www.computershare.com

Website
Additional company information
is available at
www.bottomline.com


Bottomline
Technologies

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